     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996

                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         UNIVISION COMMUNICATIONS INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                DELAWARE                                  4830                                 95-4398884
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                      1999 AVENUE OF THE STARS, SUITE 3050
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 556-7600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                                ROBERT V. CAHILL
                                   SECRETARY
                         UNIVISION COMMUNICATIONS INC.
                      1999 AVENUE OF THE STARS, SUITE 3050
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 556-7600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            KENDALL R. BISHOP, ESQ.                         BRYANT B. EDWARDS, ESQ.
             O'MELVENY & MYERS LLP                              LATHAM & WATKINS
      1999 AVENUE OF THE STARS, SUITE 700              633 WEST FIFTH STREET, SUITE 4000
         LOS ANGELES, CALIFORNIA 90067                   LOS ANGELES, CALIFORNIA 90071
                 (310) 553-6700                                  (213) 485-1234

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                                 PROPOSED MAXIMUM  PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF       AMOUNT TO BE     OFFERING PRICE       AGGREGATE         AMOUNT OF
 SECURITIES TO BE REGISTERED      REGISTERED       PER SHARE(1)    OFFERING PRICE(1) REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------
Class A Common Stock,
  par value $.01 per share.... 8,912,500 Shares       $21.00         $187,162,500       $64,538.80
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             UNIVISION GROUP, INC.

                             CROSS REFERENCE SHEET

         PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN
            PROSPECTUS OF INFORMATION REQUIRED BY PART 1 OF FORM S-1

            REGISTRATION STATEMENT ITEM AND HEADING           PROSPECTUS CAPTION OR LOCATION
      ----------------------------------------------------  -----------------------------------
  1.  Forepart of Registration Statement and Outside Front
      Cover Page of Prospectus............................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus..........................................  Inside Front and Outside Back Cover
                                                            Pages
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds.....................................  Use of Proceeds
  5.  Determination of Offering Price.....................  Underwriting
  6.  Dilution............................................  Dilution
  7.  Selling Security Holders............................  *
  8.  Plan of Distribution................................  Outside Front and Inside Front
                                                            Cover Pages; Underwriting
  9.  Description of Securities to be Registered..........  Description of Capital Stock
 10.  Interests of Named Experts and Counsel..............  *
 11.  Information with Respect to the Registrant..........  Outside Front and Inside Front
                                                            Cover Pages; Prospectus Summary;
                                                            Risk Factors; Reorganization; Use
                                                            of Proceeds; Dividend Policy;
                                                            Dilution; Capitalization; Selected
                                                            Consolidated Financial Data;
                                                            Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations; Business;
                                                            Management; Certain Transactions;
                                                            Principal Stockholders; Description
                                                            of Capital Stock; Shares Eligible
                                                            for Future Sale; Consolidated
                                                            Financial Statements
 12.  Disclosure of Commission Position for Securities Act
      Liabilities.........................................  *

- ---------------

* Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 19, 1996

PROSPECTUS
           , 1996

                                7,750,000 SHARES

[LOGO]                   UNIVISION COMMUNICATIONS INC.
                              CLASS A COMMON STOCK

     All of the shares of Class A Common Stock offered hereby (the "Offering") are being sold by Univision Communications Inc. Prior to the Offering, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price of the Class A Common Stock will be between $19.00 and $21.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

     Application has been made to list the Class A Common Stock on the New York Stock Exchange under the symbol "UVN."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                               PRICE            UNDERWRITING           PROCEEDS
                                              TO THE            DISCOUNTS AND           TO THE
                                              PUBLIC           COMMISSIONS(1)         COMPANY(2)
- ------------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                    $
Total(3)...............................           $                   $                    $
- ------------------------------------------------------------------------------------------------------

(1) The Company has agreed to idemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at
$            .
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 1,162,500 additional shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to
    the Company will be $          , $          and $          , respectively.
    See "Underwriting."

     The shares of Class A Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be
made in New York, New York, on or about               , 1996, against payment
therefor in immediately available funds.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                   GOLDMAN, SACHS & CO.
                                      MERRILL LYNCH & CO.
                                                   MORGAN STANLEY & CO.
                                                          INCORPORATED

              [Artwork for inside front and back covers to come.]

     Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under the caption "Risk Factors" in the Prospectus constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes an initial public offering price of $20.00 per share of Class A Common Stock, (ii) does not give effect to the exercise of the over-allotment option granted to the Underwriters as described in "Underwriting," and (iii) is presented on a pro forma basis giving effect to the Reorganization. Unless otherwise indicated, all references to the "Company" and "Univision" refer to Univision Communications Inc. and its consolidated subsidiaries, including its owned and operated television stations, the Network and Galavision. Unless otherwise indicated, capitalized terms used herein are defined in the Glossary on page G-1, all ratings and audience share data are derived from reports produced by Nielsen Media Research and demographic data are derived from the DRI Study.

                                  THE COMPANY

     Univision is the leading Spanish-language television broadcaster in the U.S., reaching more than 92% of all Hispanic Households and having an approximate 77% share of the U.S. Spanish-language network television audience. The Company's Network, which is the most watched television network (English- or Spanish-language) among Hispanic Households, provides the Univision Affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (i.e., no reruns) throughout the year. As a leading, vertically-integrated television broadcaster, Univision owns and operates 11 full-power and seven low-power UHF stations (the "O&Os"), representing approximately 78% of its Network broadcast distribution. The full-power O&Os are located in 11 of the top 14 designated market areas in terms of numbers of Hispanic Households -- Los Angeles, New York, Chicago, Miami, Houston, San Francisco, San Antonio, Dallas, Fresno, Albuquerque and Phoenix. The Company has Affiliation Agreements with an additional nine full-power and 12 low-power Affiliated Stations and approximately 740 Cable Affiliates. Each of the Company's full-power O&Os and Affiliated Stations ranks first in Spanish-language television viewership in its DMA. The Company also owns Galavision, a Spanish-language cable network that has approximately 1.7 million subscribers, representing approximately 45% of all Hispanic Households that subscribe to cable television.

     The Company believes that the breadth and diversity of its programming provides it with a competitive advantage over both Spanish-language broadcasters and English-language broadcasters in appealing to Hispanic viewers. The Company's programming is similar in format to that of major English-language networks and includes novelas (long-term mini-series), national and local newscasts, variety shows, children's programming, mini-series, musical specials, movies, sporting events and public affairs programs. The Program License Agreements provide the Company with unparalleled long-term access to first rate programming produced by Televisa and Venevision. Televisa-produced novelas are popular throughout the world and are among the Company's highest rated programs. Univision also produces a variety of programs specifically tailored to meet the tastes, preferences and information needs of the Hispanic audience, including national and local news and the highly successful programs Sabado Gigante, Cristina and Primer Impacto. The Company has also televised World Cup Soccer since 1978, including the widely watched 1994 World Cup, and recently began televising the Sunday "Game of the Week" for Major League Soccer.

     In December 1992, A. Jerrold Perenchio, Televisa and Venevision acquired the Company and brought extensive broadcasting, programming and production experience to Univision. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry and has been the chief executive officer or owner of a number of successful entities, including Chartwell Artists, Tandem Productions, Inc., Embassy Communications and Loews Theaters. Mr. Perenchio also owned and operated Spanish-language television stations in Los Angeles and New York from 1975 to 1986. Televisa, which is the world's largest producer of Spanish-language television programs, is the leading media and entertainment company in Mexico with an approximate 80% share of Mexico's viewing audience. Venevision is Venezuela's leading television network with an approximate 70% share of its viewing audience.

     Since the Acquisition, the Company's operating performance has improved significantly with combined net revenues and pro forma EBITDA increasing to $321 million and $112 million, representing compound annual growth rates of 16% and 36%, respectively, from the 1992 operating results of the Company and its predecessor. In addition, from November 1992 to March 1996 the Company increased its audience share of Spanish-language network television viewing from 57% to 77% and increased its share of the 20 most widely watched programs among Hispanic Households from 30% to 95%.

                               BUSINESS STRATEGY

     Univision attributes its recent success to several factors, including increased emphasis on popular, high quality programming produced by Televisa, Univision and Venevision, contracting with Nielsen to develop more accurate, credible rating systems to measure Hispanic audience viewership, increasing acceptance by advertisers of Spanish-language television, continued growth of the Hispanic audience and the strengthening of its management team with executives and sales managers with extensive English-language television and advertising experience. The Company expects to continue to realize strong revenue and EBITDA growth by capitalizing on the expected continued growth in advertising expenditures targeted at the rapidly expanding Hispanic population. Specifically, the Company's business strategy seeks to capitalize on the following factors and competitive advantages:

     Leading Audience Share Among Hispanics. The Company's emphasis on popular, high quality programming has enabled it to achieve the highest ratings versus all other broadcasters (English- or Spanish-language) among Hispanic television viewers. For instance, for the first three months of 1996, the Company had a 77% audience share of Spanish-language television viewers and in March 1996 had 19 out of the top 20 most highly rated television programs (in Spanish or English) viewed by Hispanic Households. Each of the Company's 20 full-power Broadcast Affiliates ranks first in Spanish-language television viewership in its DMA.

     Investment in Research and Sales Management. Prior to November 1992, there were no Hispanic audience television rating services comparable to those measuring television viewership in the general U.S. population. Beginning in 1992, the Company contracted with Nielsen to develop Nielsen ratings measuring Hispanic viewership both at the Network and local DMA levels. Because these Nielsen ratings provide advertisers with a more accurate and reliable measure of Hispanic audience television viewership, they have been important in allowing the Company to demonstrate to advertisers its ability to reach the Hispanic audience. The Company believes that continued use of reliable ratings will allow it to further increase its advertising rates and narrow the gap which has historically existed between its audience share and its share of advertising revenues. In addition, the Company has made significant investments in experienced sales managers and account executives and has provided its sales professionals with state-of-the-art research tools to continue to attract major advertisers.

     Highly Favorable Demographic Trends. The Hispanic population is currently the fastest growing segment of the U.S. population, growing at approximately five times the rate of the non-Hispanic population. The Hispanic population, which consisted of 23.7 million people (9.5% of the U.S. population) in 1990, is estimated to be 28.4 million people (10.7% of the U.S. population) in 1996, and is expected to grow to 32.0 million people (11.6% of the U.S. population) by 2000 and 41.5 million people (13.9% of the U.S. population) by 2010. Hispanic Households on average are larger and younger and spend a greater percentage of their total household income on consumer products than non-Hispanic households. Furthermore, approximately 68% of all Hispanics, regardless of income or educational level, speak Spanish at home. This percentage is expected to remain relatively constant through 2010. Consequently, the number of Hispanics speaking Spanish in the home is expected to increase significantly in the foreseeable future.

     Increasing Advertiser Expenditures on Spanish-language Television. Total advertising expenditures targeting Hispanics grew from $166 million in 1983 to approximately $1.1 billion in 1995, representing a compound annual growth rate of 17.1%. Approximately one-half of the $1.1 billion in advertising expenditures in 1995 targeting Hispanics was directed towards Spanish-language television. The Company believes that major advertisers have found that Spanish-language television advertising is a more cost-effective means to target the growing Hispanic audience than English-language broadcast media. Since the Acquisition, the Company has added or substantially increased commitments from many national advertisers, including AT&T, Sears, McDonald's, Ford, Colgate-Palmolive and Coca-Cola. The Company believes that advertiser interest in the Hispanic population will continue to grow primarily because Hispanic consumer expenditures, which are expected to total approximately $325 billion in 1996, are expected to grow at an annual rate of 8.9% over the next four years to $458 billion in 2000, far outpacing the expected growth in total U.S. consumer expenditures.

     Strategic Acquisition Opportunities. The Company believes that its knowledge of, and experience with, Hispanic audiences will enable it to identify strategic acquisitions and successfully integrate them into the Company's operations. Since the Acquisition, the Company has acquired full-power stations in two important markets, Chicago and Houston, and used its management expertise, programming and brand identity to substantially improve the Company's performance in those DMAs. In addition, the Company has signed a letter of intent with Entravision to make a $10 million investment in the form of a note and an option to acquire a 25% equity interest in Entravision. Entravision owns seven of the Affiliated Stations, representing approximately 6% of the Network's distribution. To complement and capitalize on the Company's existing business and management strengths, the Company expects to explore both Spanish-language television and other media acquisition opportunities.

     The Company was incorporated in Delaware in April 1992 as Perenchio Communications, Inc. and its name was changed to Univision Communications Inc. in June 1996. The Company's principal executive offices are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067, and its telephone number is (310) 556-7600.

                                  THE OFFERING

Class A Common Stock offered hereby..........  7,750,000 shares
Common Stock to be outstanding after the
  Offering
  Class A Common Stock(1)....................  9,976,200 shares
  Class P Common Stock.......................  22,071,737 shares
  Class T and Class V Common Stock...........  8,915,474 shares
                                               -----------
          Total(1)(2)........................  40,963,411 shares
                                               -----------
                                               -----------
                                               The Class A, Class P, Class T and Class V Common
Relative rights of Class A, Class P, Class T   Stock (collectively, the "Common Stock") have
  and Class V Common Stock(3)................  identical rights with respect to cash dividends and in the distribution of proceeds in any sale or
                                               liquidation, but have different voting rights. The
                                               Class A, Class T and Class V Common Stock are
                                               entitled to one vote per share, while the Class P
                                               Common Stock is entitled to 10 votes per share on
                                               all matters on which stockholders are entitled to
                                               vote, except that in the election of directors,
                                               holders of Class T and Class V Common Stock, each
                                               voting as a separate class, elect from one to three
                                               directors. Perenchio will have 96% of the voting
                                               power of the Class A and Class P Common Stock and
                                               92% of the voting power of all Common Stock
                                               outstanding immediately after the Offering. See
                                               "Risk Factors" and "Description of Capital Stock."
                                               The net proceeds from the sale of the Class A
                                               Common Stock, together with borrowings under the
Use of proceeds..............................  New Bank Facility (as defined), will be used to fund the payments to be made in connection with the
                                               Reorganization. See "Reorganization" and "Use of
                                               Proceeds."
                                               "UVN"
Proposed New York Stock Exchange symbol......

- ----------------------------

(1) Excludes an aggregate of 45,431,302 shares of Class A Common Stock issuable upon conversion of all of the outstanding Class P, Class T and Class V Common Stock (and shares issuable upon exercise of the Warrants) in accordance with their terms. See "Certain Transactions -- Warrants" and "Description of Capital Stock."
(2) Excludes 14,444,090 shares of Class A, Class T and Class V Common Stock issuable upon the exercise of the Warrants. For restrictions on exercise of the Warrants, see "Certain Transactions -- Warrants." The Warrants are exercisable at a price of $0.13 per share.
(3) The Class P, Class T and Class V Common Stock can be converted at any time into Class A Common Stock and will automatically convert into Class A Common Stock, upon the occurrence of certain events. Additionally, the Class T and Class V Common Stock will lose their special rights, upon the occurrence of certain events. See "Description of Capital Stock."

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary pro forma consolidated financial data of the Company for the year ended December 31, 1995, the three months ended March 31, 1995 and 1996 and the latest twelve months ended March 31, 1996 are derived from the Unaudited Pro Forma Consolidated Condensed Financial Statements of the Company included elsewhere herein and give effect to the Reorganization (including the consolidation of PCI and UNHP) and the sale of the shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as if such transactions had occurred as of January 1, 1995, in the case of the statement of operations data, and March 31, 1996, in the case of the balance sheet data. See "Capitalization" and "Unaudited Pro Forma Consolidated Condensed Financial Statements" for further details regarding such adjustments.

     The following supplemental pro forma financial data give effect to the Reorganization as if it had occurred on January 1, 1993. Such supplemental pro forma financial data is presented because the Company believes such data is more meaningful than historical financial data in comparing 1995 and 1996 results of operations with 1993 and 1994 because such pro forma data includes UNHP's operations for all periods presented. Although the Company will not consolidate the results of UNHP's operations for accounting purposes until after the Reorganization, the Company has managed UNHP's operations since December 1992. This supplemental pro forma financial data, which is unaudited, consolidates the historical results of operations of the Company and UNHP, after giving effect to the elimination of the management fee and the elimination of all material intercompany transactions, for all periods presented. This data is not necessarily indicative of the results of operations that would have actually been obtained had the transactions referred to above been consummated on January 1, 1993, nor are they indicative of the results of operations that may be obtained in the future. Such financial data should be read in conjunction with the "Unaudited Pro Forma Consolidated Condensed Financial Statements," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is qualified in its entirety by reference to the consolidated financial statements of the Company and UNHP and the respective notes thereto, included elsewhere in this Prospectus.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

                                                                    PRO FORMA (UNAUDITED)
                                             -------------------------------------------------------------------
                                                                                                  LATEST TWELVE
                                              YEAR ENDED            THREE MONTHS ENDED               MONTHS
                                             DECEMBER 31,      -----------------------------          ENDED
                                                 1995            3/31/95          3/31/96            3/31/96
                                             -------------     ------------     ------------     ---------------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues...............................    $ 321,339         $ 64,464         $ 72,674          $ 329,549
Direct operating expenses..................      115,821           24,722           26,312            117,411
Selling, general and administrative........       84,250           19,585           22,558             87,223
                                             -----------         --------       -------- ---         --------
  Broadcast cash flow(a)(b)................      121,268           20,157           23,804            124,915
Corporate charges..........................        9,700            1,987            2,040              9,753
                                             -----------         --------       -------- ---         --------
  EBITDA(c)................................      111,568           18,170           21,764            115,162
Depreciation and amortization..............       54,249           13,180           13,904             54,973
                                             -----------         --------       -------- ---         --------
  Operating income.........................       57,319            4,990            7,860             60,189
Interest expense, net......................       44,583           11,569           11,113             44,127
Amortization of deferred financing costs...        1,429              357              357              1,429
Provision for taxes........................           --               --               --                 --
                                             -----------         --------       -------- ---         --------
  Income (loss) from continuing
     operations............................    $  11,307         $ (6,936)        $ (3,610)         $  14,633

                                                                                                      AS OF
                                                                                                    MARCH 31,
                                                                                                      1996
                                                                                                 ---------------
BALANCE SHEET DATA:
Total assets...............................                                                         $ 865,271
Long-term debt (including current maturities)...                                                      580,943
Stockholders' equity.......................                                                           183,609

                     SUPPLEMENTAL PRO FORMA FINANCIAL DATA

                                             CONSOLIDATED
                                              (UNAUDITED)
                                         ---------------------
                                                                     SUPPLEMENTAL PRO FORMA (UNAUDITED)
                                              YEARS ENDED          --------------------------------------
                                             DECEMBER 31,           YEAR ENDED       THREE MONTHS ENDED
                                         ---------------------     DECEMBER 31,     ---------------------
                                           1993         1994           1995         3/31/95      3/31/96
                                         --------     --------     ------------     --------     --------
                                         (IN THOUSANDS)
CERTAIN FINANCIAL DATA:
Net revenues...........................  $214,040     $271,753       $321,339       $ 64,464     $ 72,674
Broadcast cash flow(a)(b)..............    67,464       93,067        121,268         20,157       23,804
EBITDA(c)..............................    64,264       86,167        111,568         18,170       21,764
Capital expenditures...................     4,898        8,170         16,060          2,630        6,084

GROWTH RATE AND MARGIN DATA:

Net revenues growth....................        --%        27.0%          18.2%            --%        12.7%
Broadcast cash flow growth.............        --         38.0           30.3             --         18.1
Broadcast cash flow margin.............      31.5         34.2           37.7           31.3         32.8
EBITDA growth..........................        --         34.1           29.5             --         19.8
EBITDA margin..........................      30.0         31.7           34.7           28.2         29.9

- ----------------------------

(a) "Broadcast cash flow" is defined as broadcast operating income before corporate charges and depreciation and amortization. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) The management fee charged by the Principal Stockholders to UNHP, which will terminate as part of the Reorganization, was $6,130, $7,203, $9,521, $1,961, and $2,134 for the years ended December 31, 1993, 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

(c) "EBITDA" consists of broadcast cash flow less corporate charges and is commonly used in the broadcast industry to analyze and compare broadcast companies on a basis of operating performance, leverage and liquidity. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Class A Common Stock offered hereby.

RELIANCE ON LIMITED SOURCES AND COST OF PROGRAMMING

     A substantial part of the Company's operating strategy depends upon the continued availability and commercial success of programming from Televisa and Venevision. In 1995 the Company derived approximately 40% and 8% of its gross advertising sales from programs produced by Televisa and Venevision, respectively, under the Program License Agreements. Televisa and Venevision programming represented approximately 52% and 13%, respectively, of the Network's non-repeat broadcast hours in 1995. If such programming were to become unavailable or unsuccessful for any reason, including political or economic instability, foreign government regulations, or other trade barriers in Mexico or Venezuela, no assurance can be given that the Company could obtain alternative programming of equivalent type and popularity or on terms as favorable to the Company. Consequently, any significant interruption in the supply or success of programming could have a material adverse effect on the Company's financial condition and results of operations. Royalties under the Program License Agreements (net of certain cost sharing reimbursements which will cease upon the Reorganization) were 9.5%, 8.5%, 9.4% and 9.3% of Combined Net Time Sales in 1993, 1994, 1995 and the first quarter of 1996, respectively. From the closing of this Offering through December 1996, aggregate royalties to Televisa and Venevision will equal 11.0% of Combined Net Time Sales, increasing to 13.5% of Combined Net Time Sales in 1997 and to 15.0% of Combined Net Time Sales in all years thereafter. Such increase in royalties could have a negative effect on the Company's operating margins. See "Business -- Program License Agreements."

POTENTIAL COMPETITION WITH OTHER BROADCASTERS USING TELEVISA PROGRAMMING

     The Company has enjoyed virtually exclusive access in the United States to most of Televisa's programs, both new and from Televisa's extensive library. Subject to the rights of one Los Angeles broadcasting station, Univision has the right under the Televisa Program License Agreement to fill up to 24 hours of programs per day on each of the Network's and Galavision's program schedules, after giving effect to programs obtained from Venevision or third parties and produced by the Network. Univision also has the right of first refusal for the Network and Galavision on substantially all other Spanish-language programs Televisa desires to license in the United States. Subject to these limitations, Televisa has the right to license Spanish-language programs to other broadcasters in the United States. Very few Televisa programs have been so licensed. No assurance can be given that in the future other U.S. broadcasters will not license more of Televisa's programs, consistent with the terms of the Televisa Program License Agreement.

     Televisa has agreed with several partners, each of whom has substantial assets, to develop and operate a direct broadcast satellite ("DBS") venture, which will have a variety of program services, including program services supplied by Televisa. Televisa is required to offer the Company the opportunity to acquire a 50% economic interest in Televisa's interest in the joint venture to the extent it relates to United States Spanish-language broadcasting. While the Company believes that the Company will be offered such an interest, the Company has not received any indication as to what the business terms relating to such interest would be. Accordingly, the Company is not in a position to state whether it would accept such an offer. If the venture secures a significant viewership among Hispanic Households, it could have a material adverse effect on Univision's financial condition and results of operations, even if Univision decides to acquire this 50% economic interest.

     Televisa asserts that the terms and conditions of its Program License Agreement with Univision allow it, under certain circumstances, to provide any DBS venture uplinking in Mexico for distribution in the United States with Televisa program services which contain programs to which Univision believes it has an exclusive first option in the United States. Univision disagrees with Televisa's assertion and has notified Televisa of its intention to enforce its rights by all appropriate means including, if necessary, legal action, if Televisa provides such programs to any such DBS venture. There can be no assurance that Televisa will desist from providing such programming to its or other DBS ventures, or, if Televisa were not to desist, that Univision would prevail in court.

     Finally, Televisa has initiated the production and limited broadcast of novelas originally produced in English, using the same storylines and production facilities in Mexico which are used for novelas to which Univision has an option for Spanish-language rights. Televisa has announced its intention to secure broader distribution of this product throughout the United States. There can be no assurance that Univision's bilingual viewers will not be attracted by Televisa's English language novelas, resulting in viewership declines for Univision.

SUBSTANTIAL COMPETITION

     The broadcasting and cable business is highly competitive. The Company competes for viewers and revenues with other Spanish-language and English-language television stations and networks, including the four principal English-language television networks, ABC, CBS, NBC and Fox, and in certain cities, UPN and WB. Certain of these English-language networks and others have begun producing Spanish-language programming and simulcasting certain programming in English and Spanish. Several cable broadcasters have recently commenced Spanish-language services as well. The Company also competes for viewers and revenues with independent television stations, other video media, suppliers of cable television programs, direct broadcast systems (including two which are expected to start in 1996 and in which Televisa and Venevision will have substantial interests), newspapers, magazines, radio and other forms of entertainment and advertising. The Univision Affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and owned by Televisa. Certain of the Company's competitors have greater financial resources than the Company. Increased competition for viewers and revenues may have a material adverse effect on the Company's financial condition and results of operations. The Company also could under certain circumstances be required to compete against entities using programming supplied by Televisa or Venevision. See
"-- Potential Competition with Other Broadcasters Using Televisa Programming" and "Business -- Program License Agreements."

     Prior to the Reorganization, the Company's charter documents limited its business purpose to Spanish-language television broadcasting. The Company's Restated Certificate of Incorporation allows the Company to engage in all media related business. However, neither Televisa nor Venevision will be required to offer opportunities to the Company other than those involving Spanish-language television broadcasting or a Spanish-language television network in the United States. Consequently, the Company could compete directly with Televisa and Venevision, two of its Principal Stockholders, in other media and languages. Televisa currently publishes and distributes Spanish-language publications and sells Spanish-language recorded music in the United States. See "Certain Transactions -- Participation Agreement."

     Telemundo Group, Inc. ("Telemundo") is the Company's largest competitor that broadcasts Spanish-language television programming. Telemundo owns and operates eight full-power (including one in Puerto Rico) and 13 low-power television stations and a Spanish-language television network, has affiliation agreements with 33 stations and 88 cable systems, and reaches approximately 85% of all Hispanic Households. In most of the Company's DMAs, the Univision Affiliates compete directly with stations owned by or affiliated with Telemundo. Upon emergence from bankruptcy in 1995, Telemundo hired a new management team. The Company is unable to predict what effect, if any, such change will have on the Company's ratings and share lead over Telemundo.

IMPACT OF NEW TECHNOLOGIES; POTENTIAL COST OF SPECTRUM

     In recent years, the Federal Communications Commission ("FCC") has adopted policies providing for authorization of new technologies and a more favorable operating environment for certain existing technologies that have the potential to provide additional competition for television stations. Further advances in technology such as video compression, direct broadcast satellites and programming delivered through fiber optic telephone lines could facilitate the entry of new channels and encourage the development of increasingly specialized "niche" programming. In particular, the Company may be affected by the development of advanced television technology ("ATV") and the adoption of standards and regulations for ATV by the FCC. If ATV is adopted as anticipated, broadcasters are expected to be required to make the transition to ATV broadcasting at the end of an extended period (currently expected to be fifteen years). Such a transaction will require significant new capital investments in ATV broadcasting capacity, and no assurance can be given that the Company will have adequate financial resources to make such capital investments. Moreover, broadcasters who elect not to engage in ATV broadcasting at an early stage could suffer a significant competitive disadvantage. In addition, certain members of Congress from time to time have offered and continue to offer various proposals that would require a public auction for the spectrum necessary to effect the transition to ATV. These proposals could require broadcasters to make a significant investment in order to obtain spectrum for ATV, in addition to any capital investment broadcasters would have to make for ATV-capable equipment. Although the broadcast industry has opposed such proposals, at this time the Company cannot be assured that it will not have to bid for the spectrum required for ATV broadcasting. If required to bid, the Company cannot be assured that it will have adequate resources to make a successful bid. If such an auction plan were mandated by Congress, it could have a material adverse effect on the Company. Broadcasters who elect not to engage in ATV broadcasting could suffer a significant competitive disadvantage. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or on the future results of the Company's operations. See "Business -- Competition" and
"Business -- Federal Regulation and New Technologies."

MANDATORY REDEMPTION OF CLASS A COMMON STOCK

     In order to comply with the FCC foreign ownership rules, the Company's Restated Certificate of Incorporation permits the Company to redeem any shares of Class A Common Stock owned by foreign nationals, foreign governments, or the representatives of either (collectively, "Foreign Interests") and to take other actions necessary to ensure its compliance with the foreign ownership restrictions of the Communications Act of 1934, as amended (the "Communications Act"), and related FCC rules. The redemption price for such shares is equal to the lesser of fair market value or, if such shares were purchased within one year of the redemption date, such stockholder's purchase price, and may be paid in cash, securities or a combination thereof. See "Business -- Federal Regulation and New Technologies" and "Description of Capital Stock."

FCC REGULATION

     The Company's operations are subject to extensive and changing regulation on an ongoing basis by the FCC, which enforces the Communications Act. Approval by the FCC is required for the issuance, renewal and assignment of station operating licenses and the transfer of control of station licensees. The FCC licenses held by the Company will come up for renewal from time to time, primarily within the next two and one-half years, and such renewal may be subject to challenge on a number of grounds. The FCC also regulates ownership and control by Foreign Interests. In connection with obtaining the FCC's approval of the Reorganization, the Company has disclosed to the FCC the ownership and management interests held by Televisa and Venevision. The Company also has apprised the FCC of provisions in the Company's Restated Certificate of Incorporation described in "-- Mandatory Redemption of Class A Common Stock." Accordingly, the Company believes that it is in compliance with such provisions. However, if the Company fails to comply with the foreign ownership restrictions in its Restated Certificate of Incorporation, or if the Company departs from its representations made to the FCC in connection with its obtaining the FCC's approval of the Reorganization, the FCC has the ability to enforce such foreign ownership restrictions through warnings, fines, cancellations of licenses or other actions. While the Company seeks to comply with such restrictions, it cannot predict the outcome of any such challenge or any other changes in regulatory practices that may affect its business and prospects.

     Congress and the FCC currently have under consideration and may in the future adopt new laws or modify existing laws, regulations and policies regarding a wide variety of matters, including the adoption of attribution rules, further restricting broadcast station ownership, that could directly or indirectly adversely affect the ownership and operation of the Company's broadcast properties, as well as the Company's business strategies. For example, pursuant to the "must-carry" provisions of the Cable Television Consumer Protection and Competition Act of 1992, a broadcaster may demand carriage on a specific channel on cable systems within its market. All of the full-power O&Os are currently exercising their must-carry rights. Accordingly, repeal of the must-carry provisions could have a material adverse effect on the Company.

     The adoption of various measures could accelerate the existing trend toward vertical integration in the media and home entertainment industries and cause the Company to face more formidable competition in the future. Such measures could include (and, in the case of the Telecommunications Act of 1996 (the "Telcom Act"), do include) the elimination or modification of restrictions on the offering of multiple network services by the existing major television networks, the removal or modification of restrictions on the participation by regional telephone operating companies in cable television and other direct-to-home video technologies, and the removal or modification of certain restrictions on broadcast station ownership. The Company is unable to predict whether these changes or other potential changes in the regulatory environment could restrict or curtail the ability of the Company to acquire, operate and dispose of stations or, in general, to compete profitably with other operators of television stations and other media properties. See "Business -- Federal Regulation and New Technologies."

LOSS OF AFFILIATED STATIONS

     The Company currently provides Network programming to the Affiliated Stations pursuant to Affiliation Agreements, most of which expire in 1998 and 1999, in exchange for the right to sell generally 50% of the total advertising time available during such programming. The Company competes with other broadcasters for relationships with affiliates. The ability of the Company to cost-effectively renew its affiliations with the Affiliated

Stations or attract new affiliates depends in part on the ability of the Company to provide programming that will attract a satisfactory viewing audience. Although the Company expects to continue to be able to renew its Affiliation Agreements, no assurance can be given that such renewals will be obtained on a cost-effective basis. See "Business -- The Network -- Affiliation Agreements."

POPULAR PROGRAM LOSS

     The Company's productions Sabado Gigante, a variety show hosted by Mario Kreutzberger, and Cristina, a talk show hosted by Cristina Saralegui, are among its most successful programs in terms of advertising revenues generated. Approximately 15% of the total gross advertising revenues generated by Univision in 1995 were accounted for by advertising aired on these programs. Although the Company has access to replacement programs, including programs available under the Program License Agreements, such replacement programs might not have as much appeal to Univision's audience or advertisers. Consequently, the loss of either of these popular programs, or a decrease in their popularity, could have a material adverse effect on the Company's financial condition and results of operations.

FINANCIAL LEVERAGE; RESTRICTIVE COVENANTS

     The Company is highly leveraged. On a pro forma basis, upon the closing of the Offering it will have outstanding total debt in an aggregate principal amount of approximately $580.9 million, representing 76% of its total capitalization. The degree to which the Company is leveraged could have a material adverse effect on the Company's (i) ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes, (ii) flexibility to use its cash flow from operations since a substantial portion is being dedicated to the payment of interest on, and the principal of, its debt, and (iii) vulnerability to economic downturns, competitive pressures and its ability to respond to changing business and economic conditions.

     The Company's new credit agreement, expected to be entered into prior to the closing of this Offering (the "New Bank Facility"), provides for aggregate commitments of up to $600 million, of which $484.8 million will be outstanding after this Offering and will impose financial and other restrictions on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- PCI and UNHP Liquidity and Capital Resources." Since the Acquisition, the Company has been in compliance with the covenants of its existing credit facility (the "Old Bank Facility") and the Company believes it will be able to comply with the covenants in the New Bank Facility, but there is no assurance that the Company will be able to do so. Failure to do so could result in a default under the New Bank Facility and could lead to acceleration of substantially all indebtedness of the Company. In such a case, there is no assurance that the Company would be able to refinance or otherwise repay such indebtedness.

RELIANCE ON SATELLITES AND OTHER EQUIPMENT

     The Company broadcasts its programs to the Univision Affiliates on three separate satellites from four transponders, one of which is owned and three of which are leased on a long-term basis pursuant to two lease agreements. If the satellite on which the Company-owned transponder fails, the Company has the right to migrate to a transponder on another satellite. If the Company-owned transponder fails and the satellite remains viable, the Company has the right to migrate to another transponder on the same satellite. If a leased transponder fails, under one lease agreement covering two transponders, the lessor is required to provide a back-up for the transponders on the same satellite, and the lessor may, subject to availability, at its option, provide alternative transponders on other satellites. Under the other lease agreement, the lessor may, subject to availability, at its option, provide alternative transponder capacity. There can be no assurance that such other transponders or satellites would be available to the Company, or if available, whether the use of such other transponders or satellites could be obtained on favorable terms. A disruption of transmission could have a material adverse effect on the Company's financial condition and results of operations.

     The Company owns or leases remote antenna space and microwave transmitter space near each of the O&Os. The loss of any of these antenna tower leases could have a material adverse effect on the financial condition and results of operations of the Company.

INDUSTRY CONDITIONS

     The Company's operations and ability to grow may be affected by numerous factors, including changes in audience tastes, priorities of advertisers, reductions in advertisers' budgets, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, proposals to eliminate the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television broadcasting industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's financial condition and results of operations.

CONCENTRATION OF SHARE OWNERSHIP AND CONTROL OF COMPANY

     Mr. Perenchio beneficially owns all of the Company's outstanding Class P Common Stock which gives him 10 votes per share compared to the one vote per share of Class A Common Stock. The Class A and Class P Common Stock vote together on all matters. Accordingly, immediately after this Offering, Mr. Perenchio will have 96% of the voting power of all holders of Class A and Class P Common Stock and 92% of the overall voting power of the Company, with respect to substantially all matters submitted to a vote, including election of directors, proxy contests, mergers, tender offers, open-market purchase programs and other purchases of the Company's Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then prevailing market price for their shares of Common Stock. The Class T and Class V Common Stock each vote as a separate class with respect to the election of directors and with respect to other matters which would adversely affect the special rights of such class.

     Certain activities of the Company are restricted by certain supermajority voting provisions contained in the Company's Bylaws. The Company's Bylaws provide that the affirmative vote of a majority of the directors elected by the holders of the Class T Common Stock (the "Class T Directors") and a majority of the directors elected by the holders of the Class V Common Stock (the "Class V Directors") is required for the Company to, among other things, (i) merge, consolidate, enter into a business combination or otherwise reorganize the Company, (ii) sell all or substantially all of the assets of the Company, (iii) create or issue any Common Stock or securities exchangeable into, or that participate in dividends with, the Common Stock, any preferred stock or phantom equity or any similar securities or interests, (iv) pay any dividends or redeem or repurchase any securities of the Company (except for redemption of shares in accordance with the Company's Restated Certificate of Incorporation to ensure compliance with the foreign ownership restrictions of the Communications Act),
(v) engage in any business transaction outside of the Company's ordinary course of business or (vi) dissolve, liquidate or terminate the Company. Additionally, the Company's Bylaws provide that without the approval of a majority of the Class T Directors or the Class V Directors, the Company may not, among other things, (a) acquire or dispose of any assets in any one transaction or series of related transactions for a purchase price in excess of $50 million, (b) dispose of any interest in any television station which broadcasts in Spanish in any of the top 15 markets in terms of Hispanic population, (c) incur any debt (or issue preferred stock) in excess of five times the Company's EBITDA for the preceding 12-month period, (d) produce or acquire certain new programming (unless the Company has met certain EBITDA to sales ratios), or (e) enter into any transaction with Perenchio or any affiliate of, or any person related to, Perenchio.

     Certain of the provisions described above could delay, deter or prevent a change in control of the Company. See "Description of Capital Stock."

NO PRIOR MARKET; VOLATILITY OF STOCK PRICE

     The initial public offering price of the Class A Common Stock will be determined in negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Class A Common Stock after this Offering. Prior to this Offering, there has been no public market for the Class A Common Stock, and although application has been made to list the Class A Common Stock on the New York Stock Exchange (the "NYSE"), there can be no assurance that an active public market for the Class A Common Stock will develop or be sustained after this Offering. There can be no assurance that the market price of the Class A Common Stock will not experience significant fluctuations that are unrelated or disproportionate to the Company's performance.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this Offering could adversely affect the market price of the Class A Common Stock. The Principal Stockholders will hold 75.6% of the outstanding shares of Common Stock after this Offering and a decision by one or more of them to sell its shares could have a material adverse effect on the market price of the Class A Common Stock. Following the expiration of certain lock-up agreements between the Company and its directors, officers and existing stockholders and the Underwriters, all of the shares owned by the existing stockholders will be eligible for immediate sale in the public market, subject to compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Principal Stockholders" and "Shares Eligible for Future Sale." The existing stockholders also have various registration rights. See "Certain Transactions -- Registration Rights Agreement." The Company's Restated Certificate of Incorporation provides that upon any sale to a third party, the Class P, Class T and Class V Common Stock convert into Class A Common Stock.

ABSENCE OF DIVIDENDS

     The Company does not anticipate declaring or paying any cash dividends on its Class A Common Stock following this Offering. The New Bank Facility restricts the payment of cash dividends on the Common Stock. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant to the Board of Directors. Additionally, as described above, the approval of a majority of the Class T Directors and a majority of the Class V Directors is required for the Company to pay any dividends on the Common Stock. Since dividends are not payable on the Warrants, such approval is unlikely so long as the Warrants are held by Televisa and Venevision. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

     Investors purchasing shares of the Class A Common Stock offered hereby will incur immediate and substantial dilution of $31.80 in the net tangible book value per share of Common Stock. See "Dilution."

                                 REORGANIZATION

     From and after the Acquisition, UTG and the Network have been operated separately, have had different management structures and the Principal Stockholders have controlled both, but have had different ownership interests therein. In connection with this Offering, the operations of UTG and the Network will be combined and the ownership thereof reorganized through the following transactions (the "Reorganization") (all amounts shown are approximate and assume the Reorganization is completed on July 31, 1996):

          (a) The Company will enter into the New Bank Facility and will repay $134.0 million owing under, and terminate, the Old Bank Facility;

          (b) The Company will defease UTG's 11 3/4% Senior Subordinated Notes due 2001 (the "Senior Subordinated Notes") by, among other things, depositing $85.0 million with the trustee under the indenture governing such notes;

          (c) The Network will make a distribution to its partners in the amount of $60.0 million;

          (d) The Company will acquire the Network from its partners in exchange for 18,967 shares of Common Stock and $40.0 million in cash, UTG will become a wholly-owned subsidiary of the Company, and the Company will effect a dividend of 227.1 shares on each share of Class P Common Stock, Class T Common Stock and Class V Common Stock, and the Warrants will be adjusted to reflect the new capital structure of the Company;

          (e) The Company will pay $86.5 million to the Principal Stockholders and their affiliates, representing payment of outstanding principal of and accrued interest on certain debentures and accrued dividends on certain preferred stock issued by the Company and its subsidiaries in connection with the Acquisition and approximately $42.4 million to the Principal Stockholders and their affiliates, representing full payment of outstanding principal of and interest on certain notes issued in payment of certain accrued dividends as of December 31, 1995;

          (f) The Company will pay $145.8 million to Televisa and Venevision, representing full payment of outstanding principal of, and accrued interest on, all amounts owed to them by UTG with respect to Sponsor Loans made subsequent to the Acquisition, and the obligations to make the Sponsor Loans will terminate;

          (g) The Company will pay $15.0 million, together with interest, to Televisa, representing full payment of outstanding principal of and accrued interest on the note issued by the Company to Televisa as payment for the acquisition of Galavision; and

          (h) The Program License Agreements will be amended, the Program Cost Sharing Agreement (which required Televisa and Venevision to reimburse the Company for one-half of the cost of certain productions produced or acquired by the Company) will be terminated and the management fee to the Principal Stockholders of 3% of Combined Net Time Sales will be eliminated. Under the amended Program License Agreements, the royalty rate will be 11% from the closing of this Offering through December 31, 1996 and will increase to 13.5% for 1997 and to 15% for all years thereafter, and the Company will receive no cost sharing reimbursements.

     Immediately following the Reorganization but prior to the Closing of this Offering, Perenchio will beneficially own 22,065,720 shares of Class P Common Stock, representing 46.3% of all fully diluted Common Stock equivalents, Televisa will beneficially own 4,455,368 shares of Class T Common Stock and 6,857,332 Warrants, together representing 23.7% of all fully diluted Common Stock equivalents and Venevision will beneficially own 4,455,368 shares of Class V Common Stock and 6,857,332 Warrants, together representing 23.7% of all fully diluted Common Stock equivalents. See "Principal Stockholders."

     For the purposes of this Prospectus, all discussion of the Company and its ownership, business and operations and the number of shares of Common Stock outstanding, except as otherwise indicated, are discussed on a pro forma basis, giving effect to the transactions described above. See "Use of Proceeds," "Unaudited Pro Forma Consolidated Condensed Financial Statements" and "Certain Transactions."

                                USE OF PROCEEDS

     The gross proceeds to the Company from the sale of the shares of Class A Common Stock offered hereby assuming a public offering price of $20.00 per share (the midpoint of the estimated public offering range) are estimated to be $155.0 million ($178.3 million if the Underwriters' over-allotment option is exercised in full). The proceeds from this Offering, together with borrowings under the New Bank Facility, will be used as set forth below.

     The following table sets forth the anticipated sources and uses of funds (assuming that the Offering and the Reorganization are completed on July 31, 1996):

               SOURCES OF FUNDS                                  USES OF FUNDS(1)
- -----------------------------------------------    ---------------------------------------------
(IN MILLIONS)
New Bank Facility...................... $ 484.8    Payment of Old Bank Facility......... $ 134.0
                                                   Defeasance of Senior Subordinated
Offering of Class A Common Stock.......   155.0    Notes................................    85.0
                                        -------
                                                   Distribution and payment to Network
                                                   partners.............................   100.0
                                                   Payment of notes and accrued
                                                   dividends to
                                                   Principal Stockholders(2)............   129.0
                                                   Payment of Sponsor Loans(3)..........   145.8
                                                   Payment of Galavision note...........    15.0
                                                   Investment in Entravision............    10.0
                                                   Estimated fees and expenses..........    21.0
                                                                                         -------
Total Sources.......................... $ 639.8    Total Uses........................... $ 639.8
                                         ======                                           ======

- ----------------------------

(1) See Note 5 of Notes to Consolidated Financial Statements of PCI for interest rates and maturity of debt to be repaid.
(2) Within the past 12 months, a portion of these notes were issued in payment of accrued dividends.
(3) See "Certain Transactions" for use of proceeds from Sponsor Loans.

                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its Common Stock. The New Bank Facility restricts the payment of cash dividends on the Common Stock. The approval of a majority of the Class T Directors and a majority of the Class V Directors is required for the Company to pay any dividends on the Common Stock. Since dividends are not payable on the Warrants, such approval is unlikely so long as the Warrants are held by Televisa and Venevision. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors.

                                    DILUTION

     As of March 31, 1996, the Company, had a deficit in net tangible book value of $524.6 million, or $18.16 per share of Common Stock based upon 28,887,733 shares of Common Stock outstanding. The deficit in net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) on such date by the number of shares of all classes of Common Stock outstanding as of such date giving effect to the stock dividend and the conversion of the preferred stock into Common Stock. After giving effect to the Reorganization and the sale by the Company of the 7,750,000 shares of Class A Common Stock offered hereby, assuming a public offering price of $20.00 per share (the midpoint of the estimated offering range) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the Company's deficit in net tangible book value as of March 31, 1996 would have been $483.3 million or $11.80 per share of Common Stock. This represents an immediate decrease in the deficit in net tangible book value of $7.09 per share to existing stockholders and an immediate dilution of $31.80 per share to new investors purchasing shares in this Offering. The following table gives effect to the stock split and the conversion of the preferred stock into Common Stock and illustrates this per share dilution:

                                                                           ASSUMES NO
                                                                            EXERCISE
                                                                               OF
                                                                            WARRANTS
                                                                           ----------
        Assumed initial public offering price per share.................    $  20.00
                                                                           ----------
          Deficit in net tangible book value per share before the
             Reorganization and the Offering............................      (18.16)
                                                                           ----------
          Increase in deficit in net tangible book value per share
             attributable to the Reorganization.........................       (0.73)
          Pro forma deficit in net tangible book value per share before
             the Offering...............................................      (18.89)
             Decrease in deficit in net tangible book value per share
               attributable to new investors............................        7.09
        Pro forma deficit in net tangible book value per share after the
          Offering......................................................      (11.80)
                                                                           ----------
        Dilution per share to new investors.............................    $  31.80
                                                                           =========

     The foregoing table excludes 14,444,090 shares of Class A Common Stock issuable upon exercise of the Warrants. The per share dilution to new investors assuming that all of the Warrants were exercised is $28.68. See "Certain Transactions -- Warrants."

     The following table sets forth on a pro forma basis, as of March 31, 1996, the differences in the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing stockholders and new investors purchasing shares of Class A Common Stock from the Company in this Offering.

                                                                               TOTAL
                                                 SHARES PURCHASED          CONSIDERATION
                               SHARES           (ASSUMING WARRANTS       (ASSUMING WARRANTS         AVERAGE PRICE
                             PURCHASED            ARE EXERCISED)           ARE EXERCISED)             PER SHARE
                        --------------------   --------------------   ------------------------   (ASSUMING WARRANTS
                          NUMBER     PERCENT     NUMBER     PERCENT      NUMBER        PERCENT     ARE EXERCISED)
                        ----------   -------   ----------   -------   ------------     -------   -------------------
Existing
  stockholders......... 28,887,733     70.5%   43,331,823     78.2%   $ 42,758,635       20.9%         $  0.99
                           -------    -----       -------    -----         -------
Reorganization.........  4,325,678     10.6     4,325,678      7.8       7,001,902(a)     3.4             1.62
Existing stockholders
  after
  Reorganization....... 33,213,411     81.1    47,657,501     86.0      49,760,537       24.3             1.04
                           -------                -------
New investors..........  7,750,000     18.9     7,750,000     14.0     155,000,000       75.7            20.00
                           -------    -----       -------    -----         -------
         Total......... 40,963,411    100.0%   55,407,501    100.0%   $204,760,537      100.0%
                           =======    =====       =======    =====         =======

- ----------------------------

(a) Represents the consideration paid by the existing stockholders for the Network in 1992.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the Reorganization and the sale of the 7,750,000 shares of Class A Common Stock offered hereby at an assumed offering price of $20.00 (the midpoint of the estimated public offering price range) and the application of the estimated net proceeds therefrom.

                                                                          AS OF MARCH 31, 1996
                                                                      ----------------------------
                                                                      CONSOLIDATED     AS ADJUSTED
                                                                      ------------     -----------
                                                                             (IN MILLIONS)
Long-term debt (including current maturities)
  Old Bank Facility.................................................     $176.3          $    --
  New Bank Facility.................................................         --            481.5
  11 3/4% Senior Subordinated Notes.................................       89.1               --
  Junior Subordinated Notes.........................................       55.1             55.1
  Notes payable to Principal Stockholders...........................      125.4               --
  Sponsor Loans.....................................................      118.5               --
  Capital leases and other..........................................       44.3             44.3
                                                                            ---              ---
          Total long-term debt......................................      608.7            580.9
Stockholders' equity(deficit)(1)....................................      (66.2)           183.6
                                                                            ---              ---
Total capitalization................................................     $542.5          $ 764.5
                                                                            ===              ===

- ------------------------------

(1) Excludes 722,132 shares of Class A Common Stock, 6,860,979 shares of Class T Common Stock and 6,860,979 shares of Class V Common Stock issuable upon exercise of the Warrants. See "Certain Transactions -- Warrants."

                   UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
                              FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated condensed statements of operations and unaudited pro forma consolidated condensed balance sheet (collectively, the "Pro Forma Statements") give effect to the Reorganization and the sale of the 7,750,000 shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as if such transactions had occurred as of January 1, 1995, in the case of the statements of operations data, and as of March 31, 1996, in the case of the balance sheet data.

     The Pro Forma Statements do not purport to represent what the Company's consolidated financial position or results of operations would actually have been if such transactions in fact had occurred on the dates assumed or to project consolidated financial position or results of operations for any future date or period.

     The pro forma adjustments are based upon available information and upon certain assumptions that management of the Company believes are reasonable. The Reorganization, wherein the Company is acquiring the 50% minority interest of UNHP and the 20% minority interests of its subsidiary PTIH, will be accounted for using the purchase method of accounting. The aggregate fair value of the minority interests to be acquired is approximately $215,000,000. Accordingly, the acquisition of the minority interests will be allocated to the individual assets and liabilities based on their relative fair values as of the closing of this Offering. The Pro Forma Consolidated Condensed Balance Sheet reflects preliminary estimates of the allocation of the fair value of the minority interests acquired and is subject to the completion of a formal appraisal. Management has preliminarily allocated the fair value of the minority interests acquired to intangible assets. Management does not believe that any differences in the final purchase price allocation will have a material impact on the Company's financial position or results of operations. Management has concluded that a 20 year economic useful life for the acquisition of the minority interests is appropriate based on the competitive environment in which the Company operates, its highly leveraged nature and the historical performance of the Company.

     The Pro Forma Statements do not reflect the acquisition of Galavision, the payment of the Galavision note, or the $10 million investment in the form of a note and an option to acquire a 25% interest in Entravision, as such amounts were not significant.

     The Pro Forma Statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of PCI and UNHP, including the notes thereto, included elsewhere herein.

                         UNIVISION COMMUNICATIONS INC.

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               HISTORICAL
                                                   ----------------------------------       PRO FORMA              PRO
                                                     PCI          UNHP       CONSOL.       ADJUSTMENTS            FORMA
                                                   --------     --------     --------     --------------       -----------
Net revenues.....................................  $173,108     $148,231     $321,339        $     --          $   321,339
Direct operating expenses........................    36,193       79,628      115,821              --              115,821
Selling, general and administrative..............    52,254       41,517       93,771          (9,521)(a)           84,250
                                                   --------     --------     --------        --------               ------
  Broadcast cash flow............................    84,661       27,086      111,747           9,521              121,268
Corporate charges................................     7,300        2,400        9,700              --                9,700
                                                   --------     --------     --------        --------               ------
  EBITDA.........................................    77,361       24,686      102,047           9,521              111,568
Depreciation and amortization....................    33,528        9,971       43,499          10,750(b)            54,249
                                                   --------     --------     --------        --------               ------
  Operating income...............................    43,833       14,715       58,548          (1,229)              57,319
Interest expense, net............................    40,222        7,864       48,086          36,160(c)            44,583
                                                                                              (39,663)(d)
Amortization of deferred financing costs.........     3,925           --        3,925           1,429(e)             1,429
                                                                                               (3,925)(f)
Minority interest................................     7,692           --        7,692          (7,692)(g)               --
                                                   --------     --------     --------        --------               ------
  Income (loss) before income taxes..............    (8,006)       6,851       (1,155)         12,462               11,307
Provision for income taxes(h)                            --           --           --              --                   --
                                                   --------     --------     --------        --------               ------
  Income (loss) before extraordinary loss on
    extinguishment of debt.......................  $ (8,006)    $  6,851     $ (1,155)       $ 12,462          $    11,307
                                                   --------     --------     --------        --------               ------
Earnings per share from continuing operations....                                                              $      0.20
Weighted average common shares outstanding(i)....                                                               55,314,481

                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               HISTORICAL
                                                   ----------------------------------       PRO FORMA              PRO
                                                     PCI          UNHP       CONSOL.       ADJUSTMENTS            FORMA
                                                   --------     --------     --------     --------------       -----------
Net revenues.....................................  $ 34,547     $ 29,917     $ 64,464        $     --          $    64,464
Direct operating expenses........................     7,462       17,260       24,722              --               24,722
Selling, general and administrative..............    11,878        9,668       21,546          (1,961)(a)           19,585
                                                    -------      -------      -------        --------           ----------
  Broadcast cash flow............................    15,207        2,989       18,196           1,961               20,157
Corporate charges................................     1,517          470        1,987              --                1,987
                                                    -------      -------      -------        --------           ----------
  EBITDA.........................................    13,690        2,519       16,209           1,961               18,170
Depreciation and amortization....................     8,158        2,335       10,493           2,687(b)            13,180
                                                    -------      -------      -------        --------           ----------
  Operating income...............................     5,532          184        5,716            (726)               4,990
Interest expense, net............................    10,268        1,914       12,182           9,439(c)            11,569
                                                                                              (10,052)(d)
Amortization of deferred financing costs.........     1,160           --        1,160             357(e)               357
                                                                                               (1,160)(f)
Minority interest................................      (818)          --         (818)            818(g)                --
                                                    -------      -------      -------        --------           ----------
  Loss before income taxes.......................    (5,078)      (1,730)      (6,808)           (128)              (6,936)
Provision for income taxes(h)....................        --           --           --              --                   --
  Loss before extraordinary loss on
    extinguishment of debt.......................  $ (5,078)    $ (1,730)    $ (6,808)       $   (128)         $    (6,936)
                                                    -------      -------      -------        --------           ----------
Loss per share from continuing operations........                                                              $     (0.17)
Weighted average common shares outstanding(i)....                                                               40,963,411

     See Notes to Unaudited Pro Forma Consolidated Condensed Statements of
                                  Operations.

                         UNIVISION COMMUNICATIONS INC.

      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    HISTORICAL
                                                        ----------------------------------      PRO FORMA          PRO
                                                          PCI          UNHP       CONSOL.      ADJUSTMENTS        FORMA
                                                        --------     --------     --------     -----------       --------
Net revenues..........................................  $ 39,191     $ 33,483     $ 72,674      $      --        $ 72,674
Direct operating expenses.............................     8,071       18,241       26,312             --          26,312
Selling, general and administrative...................    14,226       10,466       24,692         (2,134)(a)      22,558
                                                         -------      -------      -------       --------         -------
  Broadcast cash flow.................................    16,894        4,776       21,670          2,134          23,804
Corporate charges.....................................     1,830          210        2,040             --           2,040
                                                         -------      -------      -------       --------         -------
  EBITDA..............................................    15,064        4,566       19,630          2,134          21,764
Depreciation and amortization.........................     8,532        2,685       11,217          2,687(b)       13,904
                                                         -------      -------      -------       --------         -------
  Operating income....................................     6,532        1,881        8,413           (553)          7,860
Interest expense, net.................................    10,136        2,381       12,517          8,588(c)       11,113
                                                                                                   (9,992)(d)
Amortization of deferred financing costs..............       973           --          973            357(e)          357
                                                                                                     (973)(f)
Minority interest.....................................      (885)          --         (885)           885(g)           --
                                                         -------      -------      -------       --------         -------
  Income (loss) before income taxes...................    (3,692)        (500)      (4,192)           582          (3,610)
Provision for income taxes(h).........................        --           --           --             --              --
  Income (loss) before extraordinary loss on
    extinguishment of debt............................  $ (3,692)    $   (500)    $ (4,192)     $     582        $ (3,610)
                                                         -------      -------      -------       --------         -------
Loss per share from continuing operations.............                                                           $  (0.09)
Weighted average common shares outstanding(i).........                                                           40,963,411

               FOR THE LATEST TWELVE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    HISTORICAL
                                                        ----------------------------------      PRO FORMA          PRO
                                                          PCI          UNHP       CONSOL.      ADJUSTMENTS        FORMA
                                                        --------     --------     --------     -----------       --------
Net revenues..........................................  $177,752     $151,797     $329,549      $      --        $329,549
Direct operating expenses.............................    36,802       80,609      117,411             --         117,411
Selling, general and administrative...................    54,602       42,315       96,917         (9,694)(a)      87,223
                                                         -------      -------      -------       --------         -------
  Broadcast cash flow.................................    86,348       28,873      115,221          9,694         124,915
Corporate charges.....................................     7,613        2,140        9,753             --           9,753
                                                         -------      -------      -------       --------         -------
  EBITDA..............................................    78,735       26,733      105,468          9,694         115,162
Depreciation and amortization.........................    33,902       10,321       44,223         10,750(b)       54,973
                                                         -------      -------      -------       --------         -------
  Operating income....................................    44,833       16,412       61,245         (1,056)         60,189
Interest expense, net.................................    40,090        8,331       48,421         35,309(c)       44,127
                                                                                                  (39,603)(d)
Amortization of deferred financing costs..............     3,738           --        3,738          1,429(e)        1,429
                                                                                                   (3,738)(f)
Minority interest.....................................     7,625           --        7,625         (7,625)(g)          --
                                                         -------      -------      -------       --------         -------
  Income (loss) before income taxes...................    (6,620)       8,081        1,461         13,172          14,633
Provision for income taxes(h).........................        --           --           --             --              --
  Income (loss) before extraordinary loss on
    extinguishment of debt............................  $ (6,620)    $  8,081     $  1,461      $  13,172        $ 14,633
                                                         -------      -------      -------       --------         -------
Earnings per share from continuing operations.........                                                           $   0.26
Weighted average common shares outstanding(i).........                                                           55,314,481

     See Notes to Unaudited Pro Forma Consolidated Condensed Statements of
                                  Operations.

  NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

(a) Reverses the historical management fee of $9,521, $1,961, $2,134 and $9,694 provided by the Network for the year ended December 31, 1995, the three month periods ended March 31, 1995 and March 31, 1996 and the twelve months ended March 31, 1996, respectively. The pro forma adjustment for the effect of eliminating the historical cost sharing arrangements has not been presented because the historical license fee, net of the historical cost sharing, approximates the license fee on a pro forma basis.

(b) Represents the amortization of an additional $215,000 of goodwill arising from the Company's acquisition of minority interest as if the acquisition had occurred as of January 1, 1995. The goodwill is being amortized over 20 years.

(c) Records the interest expense of $36,160, $9,439, $8,588 and $35,309 for the year ended December 31, 1995, the three month periods ended March 31, 1995 and March 31, 1996 and the latest twelve months ended March 31, 1996, respectively, relating to the borrowings under the New Bank Facility to be incurred in connection with the Reorganization.

(d) Represents the reversal of the historical interest expense related to the debt that is being refinanced.

(e) Amortization of $1,429, $357, $357 and $1,429 was recorded for the year ended December 31, 1995, the three month periods ended March 31, 1995 and March 31, 1996 and the last twelve months ended March 31, 1996, respectively, related to the $10,000 pro forma deferred financing costs related to the borrowings under the New Bank Facility to be incurred in connection with the Reorganization.

(f) Represents the reversal of the historical amortization of deferred financing costs relating to historical debt that is being refinanced.

(g) Eliminates the historical effect of preferred stock dividends to minority shareholders of PTIH, related party debt interest expense and the minority interest participation in the income (loss) applicable to common stockholders.

(h) No benefit for income taxes has been recorded for the three month periods ended March 31, 1995 and March 31, 1996 and the twelve months ended March 31, 1996, due to the uncertainty associated with the utilization of the net operating losses. No tax provision has been presented for the year ended December 31, 1995 due to the utilization of previously unrecognized net operating losses. Similarly, no tax provision has been presented for UNHP, a limited partnership, due to the fact that, on a pro forma basis, the consolidated net operating losses of the Company will be available to offset UNHP's taxable income.

(i) Weighted average common shares outstanding for the year ended December 31, 1995 and the twelve months ended March 31, 1996 include the effects of outstanding Warrants with an exercise price of $0.13 per share. The Warrants are considered Common Stock equivalents and impact primary weighted average common shares outstanding by the number of shares issuable upon exercise of the Warrants less the number of shares that could have been repurchased by the Company with the proceeds from the exercise of the Warrants based on the price of Common Stock described below. As there was no market for the Common Stock during the periods presented, an assumed price of $20.00 per share (the midpoint of the estimated public offering price range) was utilized for all periods. No impact has been presented for the three month periods ended March 31, 1995 and 1996, as the impact was anti-dilutive.

                         UNIVISION COMMUNICATIONS INC.

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                              AS OF MARCH 31, 1996
                                 (IN THOUSANDS)

                                               HISTORICAL
                                     ------------------------------   PRO FORMA             PRO
                                       PCI        UNHP     CONSOL.    ADJUSTMENTS          FORMA
                                     --------   --------   --------   ---------           --------
ASSETS
Cash...............................  $  9,777   $    114   $  9,891   $ 636,500(e,h)      $  9,904
                                                                       (636,487)(b,d,f,h,i)
Accounts receivable, net...........    30,938     32,993     63,931          --             63,931
Other current assets...............     2,585      6,220      8,805          --              8,805
                                                --------   --------    --------           --------
  Total current assets.............    43,300     39,327     82,627          13             82,640
Property and equipment, net........    27,635     73,463    101,098          --            101,098
Intangible assets, net.............   444,034      7,873    451,907     215,000(a)         666,907
Deferred tax asset.................     2,000         --      2,000          --              2,000
Other assets.......................    12,984        778     13,762      10,000(b)          12,626
                                                                        (11,136)(c)
                                                --------   --------    --------           --------
  Total assets.....................  $529,953.. $121,441   $651,394   $ 213,877           $865,271
                                                ========   ========    ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued
  liabilities......................  $ 34,096   $ 32,789   $ 66,885   $      --           $ 66,885
Current portion of long-term debt
  and capital lease obligations....    27,399      2,163     29,562      27,250(d)          42,312
                                                                        (40,000)(e)
Due to (from) the Network..........    44,042    (44,042)        --          --                 --
Other current liabilities..........     3,899     25,450     29,349          --             29,349
                                     --------   --------   --------   ---------           --------
  Total current liabilities........   109,436     16,360    125,796     (12,750)           138,546
Bank debt..........................   149,000         --    149,000     149,000(d)         441,500
                                                                       (441,500)(e)
Capital leases and other...........       931     41,065     41,996          --             41,996
Senior Subordinated Notes..........    89,050         --     89,050      89,050(d)              --
Related party debt.................  115,107..        --    115,107     115,107(d)              --
Junior Subordinated Notes..........     8,008     47,127     55,135          --             55,135
Sponsor loans......................   118,517         --    118,517     118,517(d)              --
Other liabilities..................     1,963      2,522      4,485          --              4,485
Minority interest..................    18,520         --     18,520      18,520(f)              --
Preferred stock....................         1         --          1           1(g)              --
Common Stock.......................        --         --         --        (410)(g,h)          410
Paid in capital....................        --     14,367     14,367     111,331(h,i)       281,149
                                                                       (378,113)(a,g,h,i)
Accumulated deficit................   (80,580)        --    (80,580)     17,370(j)         (97,950)
                                     --------   --------   --------   ---------           --------
  Total stockholders' equity
     (deficit).....................   (80,579)    14,367    (66,212)    249,821            183,609
                                     --------   --------   --------   ---------           --------
     Total liabilities and
       stockholders' equity........  $529,953   $121,441   $651,394   $ 213,877           $865,271
                                     ========   ========   ========   =========           ========

     See Notes to Unaudited Pro Forma Consolidated Condensed Balance Sheet.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Represents the recording of the $215,000 of goodwill at March 31, 1996 related to the acquisition of the minority interests in PTIH and UNHP. Goodwill associated with the 20% PTIH minority interest acquired is determined using a fair value of PCI of approximately $763,000 plus the PCI debt of $123,000 to approximate the fair value of PTIH. The goodwill associated with the 50% UNHP minority interest acquired is determined using a fair value of $76,200. These fair values are based upon the estimated market capitalization of PTIH and UNHP prior to the Offering.

(b) Reflects the recording of $10,000 of pro forma deferred financing costs at March 31, 1996 related to borrowings under the New Bank Facility to be incurred in connection with the Reorganization.

(c) Represents the reversal of deferred financing costs related to historical debt that is being refinanced.

(d) Eliminates the historical debt on the balance sheet at March 31, 1996.

(e) Records borrowings under the New Bank Facility of $481,500 at March 31,
    1996.

(f) Eliminates the effects of historical minority interest of PTIH as of March 31, 1996.

(g) Reflects the reclassification from Preferred to Common Stock of $1 as of March 31, 1996.

(h) Records the issuance of Common Stock in connection with the Reorganization and the Offering offset by the estimated stock issuance costs of $11,000.

(i) Records the pro forma $60,000 distribution from the Network to its partners as of March 31, 1996 and the $40,000 cash payment together with the issuance of 4,325,678 shares of Common Stock in exchange for the partners' interests in UNHP.

(j) Represents the extraordinary loss on the early extinguishment of debt of $17,370, which is comprised of the reversal of the deferred financing costs of $11,136 and the difference between the carrying costs of the debt and the repayment amount of $6,234. This extraordinary loss is not reflected on the Unaudited Pro Forma Consolidated Condensed Statements of Operations since it would be presented below income from continuing operations.

                       SELECTED HISTORICAL FINANCIAL DATA

     Presented below are summary historical financial data of PCI and UNHP. The data for PCI and UNHP for the years ended December 31, 1993, 1994 and 1995, were derived from the audited financial statements and related notes included elsewhere herein, and should be read in conjunction therewith. The data for PCI and UNHP for the years ended December 31, 1991 and 1992 are derived from the audited combined financial statements and related notes of the Univision Group, and the audited financial statements and related notes of PCI for the period from December 17, 1992 through December 31, 1992, which are not included herein.

     The PCI and UNHP financial data for the three months ended March 31, 1995 and 1996 are unaudited, but in the opinion of management such statements have been prepared on the same basis as the audited financial statements included elsewhere herein, and include all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for that period. Results for the three months ended March 31, 1996 are not necessarily indicative of the results for a full year.

     The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included herein.

                                         PREDECESSOR COMPANY
                                          (THROUGH DECEMBER
                                              16, 1992)
                                         --------------------
                                                                                        PCI
                                                                ----------------------------------------------------
                                                       YEARS ENDED DECEMBER 31,                  THREE MONTHS ENDED
                                         -----------------------------------------------------   -------------------
                  PCI                      1991      1992(A)      1993     1994(B)      1995     3/31/95    3/31/96
                                         ---------   --------   --------   --------   --------   --------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $  99,667   $105,855   $104,675   $139,007   $173,108   $ 34,547   $ 39,191
Direct operating expenses..............     26,646     28,795     26,107     27,129     36,193      7,462      8,071
Selling, general and administrative....     33,527     33,109     32,412     41,395     52,254     11,878     14,226
                                         ---------   --------   --------   --------   --------   --------   --------
  Broadcast cash flow(c)...............     39,494     43,951     46,156     70,483     84,661     15,207     16,894
Corporate charges......................      1,500      1,200      3,200      4,900      7,300      1,517      1,830
                                         ---------   --------   --------   --------   --------   --------   --------
  EBITDA(d)............................     37,994     42,751     42,956     65,583     77,361     13,690     15,064
Depreciation and amortization..........     11,978     12,777     33,970     31,719     33,528      8,158      8,532
                                         ---------   --------   --------   --------   --------   --------   --------
  Operating income.....................     26,016     29,974      8,986     33,864     43,833      5,532      6,532
Interest expense, net(e)...............         --      1,597     36,896     37,246     40,222     10,268     10,136
Amortization of deferred financing
  costs................................         --        130      4,580      5,419      3,925      1,160        973
Minority interest......................         --       (376)    (5,309)    (1,202)     7,692       (818)      (885)
Provision for taxes....................         --         --         --        140         --         --         --
Extraordinary charges..................         --         --         --      4,321        801         --        283
                                         ---------   --------   --------   --------   --------   --------   --------
  Net income (loss)(e).................  $  26,016   $ 28,623   $(27,181)  $(12,060)  $ (8,807)  $ (5,078)  $ (3,975)
                                         =========   ========   ========   ========   ========   ========   ========
Earnings (loss) from continuing
  operations per share.................  $   2,602   $  2,862   $ (2,718)  $   (774)  $    (63)  $   (508)  $    (29)
Earnings (loss) per share..............  $   2,602   $  2,862   $ (2,718)  $ (1,206)  $    (70)  $   (508)  $    (31)
Weighted average common shares
  outstanding(f).......................     10,000     10,000     10,000     10,000    126,666     10,000    126,666
                                         ---------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA (at end of
  period)(g):
Working capital (deficit)..............  $   5,169   $(31,125)  $(27,475)  $(33,581)  $(11,736)  $(36,007)  $(22,094)
Total assets...........................    260,022    540,261    510,741    565,856    547,630    551,503    529,953
Long-term debt (including current
  maturities)(e).......................    627,655    454,115    413,421    478,307    487,895    496,590    508,012
Stockholders' equity (deficit)(e)......   (315,752)    20,328    (11,468)   (29,171)   (75,675)   (35,654)   (80,579)

                                          PREDECESSOR COMPANY
                                         (THROUGH DECEMBER 16,
                                                 1992)
                                         ---------------------
                                                                                         UNHP
                                                                 ----------------------------------------------------
                                                        YEARS ENDED DECEMBER 31,                  THREE MONTHS ENDED
                                         ------------------------------------------------------   -------------------
                 UNHP                      1991       1992(A)      1993     1994(B)      1995     3/31/95    3/31/96
                                         ---------   ---------   --------   --------   --------   --------   --------
                                         (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues...........................  $  88,776   $ 100,231   $109,365   $132,746   $148,231   $ 29,917   $ 33,483
Direct operating expenses..............     56,374      67,638     60,151     78,616     79,628     17,260     18,241
Selling, general and administrative....     31,064      30,906     34,036     38,749     41,517      9,668     10,466
                                         ---------    --------   --------   --------   --------   --------   --------
  Broadcast cash flow(c)...............      1,338       1,687     15,178     15,381     27,086      2,989      4,776
Corporate charges......................         --          --         --      2,000      2,400        470        210
                                         ---------    --------   --------   --------   --------   --------   --------
  EBITDA(d)............................      1,338       1,687     15,178     13,381     24,686      2,519      4,566
Depreciation and amortization..........      9,949      10,221      7,413      7,702      9,971      2,335      2,685
                                         ---------    --------   --------   --------   --------   --------   --------
  Operating income (loss)..............     (8,611)     (8,534)     7,765      5,679     14,715        184      1,881
Interest expense, net(e)...............         --         192      4,749      6,233      7,864      1,914      2,381
                                         ---------    --------   --------   --------   --------   --------   --------
  Net income (loss)(e).................  $  (8,611)  $  (8,726)  $  3,016   $   (554)  $  6,851   $ (1,730)  $   (500)
                                         =========    ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA (at end of period):
Working capital (deficit)..............  $  14,171   $ (12,497)  $(54,934)  $(39,598)  $(41,177)  $(23,528)  $(21,075)
Total assets...........................    258,392      71,289     75,121     92,761     95,860     94,670    121,441
Long-term debt (including current
  maturities)(e).......................         --      32,546     36,095     53,600     65,274     62,333     90,355
Partners' equity (deficit)(e)..........   (158,968)      6,327      9,343      8,789     14,890      7,059     14,367

- ------------------------------

 (a) Represents the addition of the results of operations of the predecessor company (January 1, 1992 through December 16, 1992) and PCI/UNHP for the period of December 17, through December 31, 1992.

 (b) In August and September 1994, UTG acquired stations in Chicago ("WGBO") and Houston ("KXLN"), respectively. The selected historical financial data presented for periods preceding these dates do not include amounts for WGBO or KXLN and are therefore not comparable to subsequent periods.

 (c) "Broadcast cash flow" is defined as broadcast operating income before corporate charges and depreciation and amortization. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles), as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (d) "EBITDA" consists of broadcast cash flow less corporate charges and is commonly used in the broadcast industry to analyze and compare broadcast companies on a basis of operating performance, leverage and liquidity. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

 (e) A stockholders' deficit of $171,060 and long-term debt of $627,475 as of December 31, 1991 and interest expense of $71,493 for the year ended December 31, 1991 were unallocated between the Stations Group and the Network by the predecessor company.

 (f) Weighted average common shares outstanding for the year ended December 31, 1995 and for the three months ended March 31, 1996 have been retroactively restated to reflect the conversion of PCI and PTIH preferred stock outstanding into Common Stock upon the Reorganization.

 (g) PCI has not paid a dividend on the Common Stock during the periods presented.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     In December 1992, Perenchio, Televisa and Venevision acquired the Company and brought extensive broadcasting, programming and production experience to Univision. Under the prior owner, UTG and the Network were operated as an integrated business and therefore reported financial statements as one entity. Although the business operations of UTG and the Network remain substantially dependent on one another, since the Acquisition they have been operated separately, have had different management and ownership structures and, accordingly, have reported financial information separately. Once the Reorganization is consummated, the Company will report financial information on a consolidated basis. The separate results of PCI and UNHP are not necessarily indicative of the results that would have been obtained had PCI and UNHP reported financial statements on a consolidated basis for the periods indicated.

     Since the Acquisition, the Company's operating performance has improved significantly with combined net revenues and pro forma EBITDA increasing to $321 million and $112 million, representing compound annual growth rates of 16% and 36%, respectively, from the 1992 operating results of the Company and its predecessor.

     Univision attributes its recent success to several factors, including increased emphasis on popular, high quality programming produced by Televisa, Univision and Venevision, contracting with Nielsen to develop more accurate, credible rating systems to measure Hispanic audience viewership, increasing acceptance by advertisers of Spanish-language television, continued growth of the Hispanic audience and the strengthening of its management team with executives and sales managers with extensive English-language television and advertising experience.

     The following management's discussion and analysis describes the results of operations of PCI and UNHP for the three month period ended March 31, 1996 as compared to the three month period ended March 31, 1995, the year ended December 31, 1995 as compared to the year ended December 31, 1994, and the year ended December 31, 1994 as compared to the year ended December 31, 1993.

RESULTS OF OPERATIONS

     PCI's major asset is its investment in UTG and substantially all of its revenues are derived from UTG. UTG's net revenues are derived from the O&Os and include gross advertising revenues generated from the sale of national and local spot advertising time plus an allocation of network gross revenues, net of agency commissions. UNHP's major asset is its investment in the Network and substantially all of its revenues are derived from the Network. The Network net revenues include gross advertising revenues generated from the sale of network advertising, net of agency commissions and station compensation to the Affiliated Stations. Based on the current Affiliation Agreements, the Network and UTG share net advertising revenues. The net advertising revenues shared consist of the local and national advertising revenues generated by the O&Os and the portion of Network advertising revenues that is represented by each O&O's percentage of total Network coverage. These revenues are allocated 62% to the O&Os and 38% to the Network. For example, if an O&O represents 20% of the Network's coverage, then the sum of 20% of Network advertising revenues and all of such O&O's national and local advertising revenues would be allocated 62% to UTG and 38% to the Network.

     Direct operating expenses consist of programming and news costs and general operating costs.

     The following tables set forth certain data from the respective historical statements of operations expressed as a percentage of net revenues:

PCI

                                                           YEARS ENDED
                                                          DECEMBER 31,               THREE MONTHS ENDED
                                                ---------------------------------   ---------------------
                                                  1993        1994        1995       3/31/95     3/31/96
                                                ---------   ---------   ---------   ---------   ---------
OPERATING DATA:
Net revenues..................................    100.0%      100.0%      100.0%      100.0%      100.0%
Direct operating expenses.....................     25.1        19.6        21.0        21.7        20.7
Selling, general and administrative...........     33.9        33.2        34.3        38.7        40.9
Depreciation and amortization.................     32.5        22.8        19.4        23.6        21.8
                                                  -----       -----       -----       -----       -----
  Operating income............................      8.5        24.4        25.3        16.0        16.6
Interest expense, net.........................     31.8        23.6        20.9        26.5        21.3
Interest expense on related party long-term
  debt........................................      3.4         3.2         2.3         3.2         4.6
Amortization of financing costs...............      4.4         4.0         2.3         3.4         2.5
Minority interest.............................     (5.1)       (0.9)        4.4        (2.4)       (2.3)
Provision for taxes...........................       --         0.1          --          --          --
                                                  -----       -----       -----       -----       -----
  Loss before extraordinary loss on
     extinguishment of debt...................    (26.0)       (5.6)       (4.6)      (14.7)       (9.5)
Extraordinary loss............................       --        (3.1)       (0.5)         --        (0.7)
                                                  -----       -----       -----       -----       -----
  Net loss....................................    (26.0)%      (8.7)%      (5.1)%     (14.7)%     (10.2)%
                                                  =====       =====       =====       =====       =====
OTHER DATA:
Broadcast cash flow(a)........................     44.1%       50.7%       48.9%       44.0%       43.1%
Corporate charges.............................      3.1         3.5         4.2         4.4         4.7
                                                  -----       -----       -----       -----       -----
EBITDA(b).....................................     41.0%       47.2%       44.7%       39.6%       38.4%
                                                  =====       =====       =====       =====       =====

UNHP

                                                           YEARS ENDED
                                                          DECEMBER 31,               THREE MONTHS ENDED
                                                ---------------------------------   ---------------------
                                                  1993        1994        1995       3/31/95     3/31/96
                                                ---------   ---------   ---------   ---------   ---------
OPERATING DATA:
Net revenues..................................    100.0%      100.0%      100.0%      100.0%      100.0%
Direct operating expenses.....................     55.0        59.2        53.7        57.7        54.5
Selling, general and administrative...........     31.1        30.7        29.7        33.9        31.9
Depreciation and amortization.................      6.8         5.8         6.7         7.8         8.0
                                                  -----       -----       -----       -----       -----
  Operating income............................      7.1         4.3         9.9         0.6         5.6
Interest expense, net.........................      4.3         4.7         5.3         6.4         7.1
                                                  -----       -----       -----       -----       -----
  Net income (loss)...........................      2.8%       (0.4)%       4.6%       (5.8)%      (1.5)%
                                                  -----       -----       -----       -----       -----
OTHER DATA:
Broadcast cash flow(a)........................     13.9%       11.6%       18.2%       10.0%       14.2%
Corporate charges.............................       --         1.5         1.6         1.6         0.6
                                                  -----       -----       -----       -----       -----
EBITDA(b).....................................     13.9%       10.1%       16.6%        8.4%       13.6%
                                                  =====       =====       =====       =====       =====

- ----------------------------

(a)"Broadcast cash flow" is defined as broadcast operating income before corporate charges and depreciation and amortization. The Company has presented broadcast cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

(b) "EBITDA" consists of broadcast cash flow less corporate charges and is commonly used in the broadcast industry to analyze and compare broadcast companies on a basis of operating performance, leverage and liquidity. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of operating performance, or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

  PCI CONSOLIDATED

     Revenues. Net revenues for the first quarter 1996 increased to $39,191,000 from $34,547,000, an increase of $4,644,000 or 13.4%. The increase is due to higher local and national spot net revenues of $6,514,000, primarily in Los Angeles, as well as increases at all other O&Os except for New York, and an increase in its share of Network net revenues of $450,000. These net increases were partially offset by the Network's share of higher local and national net revenues of $2,475,000. UTG's increase in gross advertising revenues during the first quarter of 1996 resulted from a combination of increased prices for advertising spots of approximately 21% and by approximately 1% greater number of spots being sold.

     A major initiative has been implemented to improve the performance of the New York station. In addition to improvements to the station's sales and research organizations, a significant advertising and promotional campaign has been implemented to increase the awareness of the Hispanic community and the ability to reach that audience through the New York station.

     Expenses. Direct operating expenses, before reduction for corporate charges of $44,000 and $42,000 for the three month periods ended March 31, 1996 and 1995, respectively, increased to $8,115,000 from $7,504,000, an increase of $611,000 or 8.1% over the comparable 1995 period. The increase is due principally to increases in programming and technical costs of $570,000. As a percentage of net revenues, direct expenses decreased from 21.7% in 1995 to 20.7% in 1996.

     Selling, general and administrative expenses, before reduction for corporate charges of $1,786,000 and $1,475,000 for the three month periods ended March 31, 1996 and 1995, respectively, increased to $16,012,000 from $13,353,000, an increase of $2,659,000 or 19.9% over the comparable 1995 period. The increase is primarily due to increased selling costs associated with higher sales, increases in corporate sales support and increased research fees. As a percentage of net revenues, selling, general and administrative expenses increased from 38.7% in 1995 to 40.9% in 1996.

     Depreciation and Amortization. Depreciation and amortization increased to $8,532,000 from $8,158,000, an increase of $374,000 or 4.6% for the three month period ended March 31, 1996 due to increased capital expenditures. As a percentage of net revenues depreciation and amortization decreased from 23.6% in 1995 to 21.8% in 1996.

     Operating Income. As a result of the factors described above, operating income increased to $6,532,000 from $5,532,000, an increase of $1,000,000 or 18.1% for the three month period ended March 31, 1996 as compared to the same period in 1995. As a percentage of net revenues, operating income increased from 16.0% in 1995 to 16.6% in 1996.

     Interest Expense. Interest expense decreased to $10,136,000 from $10,268,000, a decrease of $132,000 or 1.3% for the three month period ended March 31, 1996. This decrease was primarily a result of lower bank borrowings partially offset by increased Sponsor Loan balances. As a percentage of net revenues, interest expense decreased from 29.7% in 1995 to 25.9% in 1996.

     Minority Interest. Minority interest in net loss of consolidated subsidiary increased by $67,000 or 8.2% from $818,000 for the first quarter of 1995 to $885,000 for the first quarter of 1996. Minority interest of $818,000 for the first quarter of 1995 consists of the minority interest in the net loss of subsidiary of $996,000 offset by preferred stock dividends attributable to minority stockholders of $178,000. Minority interest of

$885,000 for the first quarter of 1996 consists of the minority interest in the net loss of subsidiary of $932,000 offset by preferred stock dividends attributable to minority stockholders of $47,000.

     Extraordinary Loss. During the quarter ended March 31, 1996, UTG purchased at a premium $3,000,000 face amount of the Senior Subordinated Notes due 2001. The purchase resulted in an extraordinary loss of $283,000, including the write-off of the related deferred financing costs. As a percentage of net revenues, the loss was 0.7%.

     Net Loss. As a result of the above factors, PCI generated a net loss of $3,975,000 in the first quarter of 1996 as compared to a net loss of $5,078,000 in the comparable period in 1995, an improvement of $1,103,000 or 21.7%. As a percentage of net revenues, net loss decreased from 14.7% in 1995 to 10.2% in 1996.

     Broadcast Cash Flow. As a result of the above factors, for the three months ended March 31, 1996, broadcast cash flow increased to $16,894,000 from $15,207,000, an increase of $1,687,000 or 11.1% over the comparable 1995 period. As a percentage of net revenues, broadcast cash flow decreased from 44.0% in 1995 to 43.1% in 1996.

     Corporate Charges. Corporate charges increased to $1,830,000 from $1,517,000, an increase of $313,000 or 20.6%. These charges are comprised primarily of corporate costs that would be duplicated and therefore eliminated if Univision were acquired by another broadcasting company. As a percentage of net revenues, corporate charges increased from 4.4% in 1995 to 4.7% in 1996.

     EBITDA. As a result of the above factors, for the three months ended March 31, 1996, EBITDA increased to $15,064,000 from $13,690,000, an increase of $1,374,000 or 10.0% over the comparable 1995 period. As a percentage of net revenues, EBITDA decreased from 39.6% in 1995 to 38.4% in 1996.

  UNHP CONSOLIDATED

     Revenues. Net revenues for the first quarter 1996 increased to $33,483,000 from $29,917,000, an increase of $3,566,000 or 11.9%. This increase resulted from the Network's higher share of UTG's local and national spot net revenues of $2,475,000 as well as higher Network advertising net revenues of $1,591,000, that were partially offset by UTG's share of higher Network sales of $450,000. The Network's increase in gross advertising revenues during the first quarter of 1996 resulted from a combination of rate increases and increased volume on previously lower demand dayparts as compared to 1995.

     Expenses. Direct operating expenses for the 1996 first quarter increased to $18,241,000 from $17,260,000, an increase of $981,000 or 5.7% from the corresponding 1995 period. This increase was primarily due to a higher license fee payable to Televisa and Venevision under the Program License Agreements of $862,000 based on higher Combined Net Time Sales. As a percentage of net revenues, direct expenses decreased from 57.7% in 1995 to 54.5% in 1996.

     Selling, general and administrative expenses, before reduction for corporate charges of $210,000 and $470,000 for the three month periods ended March 31, 1996 and 1995, respectively, for the 1996 first quarter increased to $10,676,000 from $10,138,000, an increase of $538,000 or 5.3% from the corresponding 1995 period. The increase results primarily from a $563,000 increase in sales force compensation and a $173,000 increase in the management fee payable to the Principal Stockholders, offset partially by the timing of expenditures for affiliate relations of $242,000. As a percentage of net revenues, selling, general and administrative expenses decreased from 33.9% in 1995 to 31.9% in 1996.

     Depreciation and Amortization. Depreciation and amortization increased to $2,685,000 from $2,335,000 for the 1996 first quarter, an increase of $350,000 or 15.0%. The increase is primarily due to the inclusion in the 1996 first quarter of two additional transponders capitalized by the Network in January 1996. As a percentage of net revenues, depreciation and amortization increased from 7.8% in 1995 to 8.0% in 1996.

     Operating Income. As a result of the factors described above, UNHP generated operating income of $1,881,000 for the 1996 first quarter as compared with operating income of $184,000 in 1995, an increase of $1,697,000 or 922.3%. As a percentage of net revenues, operating income increased from 0.6% in 1995 to 5.6% in 1996.

     Interest Expense. Interest expense for the first quarter 1996 increased to $2,381,000 from $1,914,000, an increase of $467,000 or 24.4% as compared to the
1995 period. The increase was due to the addition of the two

Network transponder leases. As a percentage of net revenues, interest expense increased from 6.4% in 1995 to 7.1% in 1996.

     Net loss. As a result of the above factors, UNHP generated a net loss of $500,000 in the first quarter as compared to a net loss of $1,730,000 in the 1995 period, an improvement of $1,230,000. As a percentage of net revenues, net loss decreased from 5.8% in 1995 to 1.5% in 1996.

     Broadcast Cash Flow. As a result of the above factors, for the three month period ended March 31, 1996, broadcast cash flow increased to $4,776,000 from $2,989,000, an increase of $1,787,000 or 59.8% over the comparable 1995 period. As a percentage of net revenues, broadcast cash flow increased from 10.0% in 1995 to 14.2% in 1996.

     Corporate Charges. Corporate charges decreased to $210,000 from $470,000, a decrease of $260,000 or 55.3%. These charges are comprised primarily of corporate costs that would be duplicated and therefore eliminated if Univision were acquired by another broadcasting company. As a percentage of net revenues, corporate charges decreased from 1.6% in 1995 to 0.6% in 1996.

     EBITDA. As a result of the above factors, for the three months ended March 31, 1996, EBITDA increased to $4,566,000 from $2,519,000, an increase of $2,047,000 or 81.3% over the comparable 1995 period. As a percentage of net revenues, EBITDA increased from 8.4% in 1995 to 13.6% in 1996.

YEAR ENDED DECEMBER 31, 1995 ("1995") COMPARED TO THE YEAR ENDED DECEMBER 31, 1994 ("1994")

  PCI CONSOLIDATED

     Revenues. Net revenues increased to $173,108,000 in 1995 from $139,007,000 in 1994, an increase of $34,101,000 or 24.5%. Of this increase, $16,124,000 or
47.3% is attributable to the acquisition of the Chicago and Houston stations, which were acquired in the third quarter of 1994. Their increase is attributable to the higher local and national spot net revenues of $14,162,000 and their share of Network net revenues of $8,651,000. These increases were partially offset by the Network's share of higher local and national net revenues from Chicago and Houston of $6,689,000.

     The remaining nine O&Os reflected higher local and national spot net revenues of $15,801,000, led principally by Los Angeles and Miami, and an increase in the O&Os' allocated share of Network's net revenues of $7,934,000. These increases were partially offset by the Network's share of higher local and national net revenues from the nine stations of $6,573,000. Since 1994 included allocated Network compensation for the World Cup of $5,200,000, the year-to-year comparable increase in the UTG share of Network net revenue was $21,785,000. Excluding the increase in net revenues attributable to the Chicago and Houston station acquisitions in late 1994, the increase in net revenues would have been $17,977,000 or 13.3% for 1995.

     The increase in gross advertising revenues during 1995 results from a combination of increased prices for advertising spots of approximately 25% offset in part by approximately 10% fewer number of spots being sold.

     Expenses. Direct operating expenses, before reduction for corporate charges of $170,000 and $150,000 for the years ended December 31, 1995 and 1994, respectively, increased to $36,363,000 in 1995 from $27,279,000 in 1994, an increase of $9,084,000 or 33.3%. Of this increase, $5,048,000 is attributable to the acquisition of the Chicago and Houston stations in 1994 and the remaining increase is due to news coverage, technical costs, and station promotional and production costs. As a percentage of net revenues, direct operating expenses increased from 19.6% in 1994 to 21.0% in 1995.

     Selling, general and administrative expenses, before reduction for corporate charges of $7,130,000 and $4,750,000 for the years ended December 31, 1995 and 1994, respectively, increased to $59,384,000 in 1995 from $46,145,000 in 1994, an increase of $13,239,000 or 28.7%. Of this increase, $6,700,000 or
50.6% is attributable to the acquisition of the Chicago and Houston stations in 1994. The remaining increase is primarily a result of increased selling and research costs of $3,700,000 associated with increased sales and staff levels, increased management bonuses of $1,800,000, and increased legal costs of $3,000,000 (primarily resulting from the settlement of a lawsuit), partially offset by severance associated with operational changes of $2,100,000. As a percentage of net revenues, selling, general and administrative expenses increased from 33.2% in 1994 to 34.3% in 1995.

     Depreciation and Amortization. Depreciation and amortization increased to $33,528,000 in 1995 from $31,719,000 in 1994, an increase of $1,809,000 or 5.7%.
The increase is due primarily to goodwill amortization and depreciation associated with the station acquisitions. As a percentage of net revenues, depreciation and amortization decreased from 22.8% in 1994 to 19.4% in 1995.

     Operating Income. As a result of the factors described above, operating income increased to $43,833,000 in 1995 from $33,864,000 in 1994, an increase of $9,969,000 or 29.4%. As a percentage net revenues, operating income increased from 24.4% in 1994 to 25.3% in 1995.

     Interest Expense. Interest expense increased to $40,222,000 in 1995 from $37,246,000 in 1994, an increase of $2,976,000 or 8.0% . The increase is primarily a result of higher Sponsor Loan balances and higher interest rates which were partially offset by lower borrowing balances on the Old Bank Facility. As a percentage of net revenues, interest expense decreased from 26.8% in 1994 to 23.2% in 1995.

     Minority Interest. Minority interest changed by $8,894,000 from a $1,202,000 minority interest in net loss of consolidated subsidiary in 1994 to a $7,692,000 minority interest in net income of consolidated subsidiary in 1995. Minority interest of $1,202,000 in 1994 consists of the minority interest in the net loss of subsidiary of $1,917,000 offset by preferred stock dividends attributable to minority stockholders of $715,000. Minority interest of $7,692,000 in 1995 consists of the minority interest in the net income of subsidiary of $1,216,000 and the preferred stock dividends attributable to minority stockholders of $8,908,000.

     Extraordinary Loss. For the year 1995, during the quarters ended September 30, 1995 and December 31, 1995, UTG purchased, at a premium, $4,050,000 and $3,500,000 face amount, respectively of Senior Subordinated Notes. The purchases resulted in extraordinary losses of $433,000 and $368,000, respectively, including the write off of the related deferred financing costs. For the year 1994, during the quarters ended June 30, 1994 and December 31, 1994, UTG purchased at a premium $37,200,000 and $3,200,000 face amount, respectively, of its Senior Subordinated Notes. The purchases resulted in extraordinary losses of $4,081,000 and $240,000, respectively, including the write off of the related deferred financing costs. As a percentage of net revenues, extraordinary losses decreased from 3.1% in 1994 to 0.5% in 1995.

     Net Loss. As a result of the above factors, PCI generated a net loss of $8,807,000 in 1995 as compared to a net loss of $12,060,000 in 1994, an improvement of $3,253,000 or 27.0%. As a percentage of net revenues, the net loss decreased from 8.7% in 1994 to 5.1% in 1995.

     Broadcast Cash Flow. As a result of the above factors, broadcast cash flow increased in 1995 to $84,661,000 from $70,483,000 in 1994, an increase of $14,178,000 or 20.1%. As a percentage of net revenues, broadcast cash flow decreased from 50.7% in 1994 to 48.9% in 1995.

     Corporate Charges. Corporate charges increased to $7,300,000 in 1995 from $4,900,000 in 1994, an increase of $2,400,000 or 49.0%. This increase is primarily attributable to additions of personnel in sales and marketing of $1,000,000, a fully staffed legal department of $400,000, corporate staff salaries of $400,000, and higher management bonuses of $750,000. As a percentage of net revenues, corporate charges increased from 3.5% in 1994 to 4.2% in 1995.

     EBITDA. As a result of the above, EBITDA increased in 1995 to $77,361,000 from $65,583,000 in 1994, an increase of $11,778,000 or 18.0%. As a percentage of net revenues, EBITDA decreased from 47.2% in 1994 to 44.7% in 1995.

  UNHP CONSOLIDATED

     Revenues. Net revenues increased to $148,231,000 in 1995 as compared to $132,746,000 in 1994, an increase of $15,485,000 or 11.7%. The increase resulted primarily from higher Network advertising revenues of $17,684,000, net of agency commissions. Furthermore, the Network had increased revenues of $13,262,000 from its share of the O&Os local and national spot revenues which were offset by the O&Os share of higher Network sales of $16,585,000. Net revenue reflected in 1994 is net of station compensation to UTG of $5,200,000 for coverage of the World Cup. Additionally, due to a change in the formula with substantially all of the Affiliated Stations, the Network received $6,571,000 less from its share of Affiliated Stations revenues in 1995 offset by $8,048,000 less in Affiliated Stations share of Network sales during that year.

     The increase in gross advertising revenues during 1995 results almost entirely from an increase in prices for advertising spots sold.

     Expenses. Direct operating expenses increased to $79,628,000 in 1995 from $78,616,000 in 1994, an increase of $1,012,000 or 1.3%. The principal reason for the increase was attributable to an increase in license fees of $11,586,000 due to increased revenues and World Cup replacement programming of $1,816,000, offset by the absence of costs to carry the World Cup games of $12,921,000. As a percentage of net revenues, direct operating expenses decreased from 59.2% in 1994 to 53.7% in 1995.

     Selling, general and administrative expenses, before reduction for corporate charges of $2,400,000 and $2,000,000 for the years ended December 31, 1995 and 1994, respectively, increased to $43,917,000 in 1995 from $40,749,000 in 1994, an increase of $3,168,000 or 7.8%. The increase is primarily a result of higher Management Fees to the Principal Stockholders of $2,318,000 and higher sales compensation due to increased Network sales. As a percentage of net revenues, selling general and administrative expenses decreased from 30.7% in 1994 to 29.7% in 1995.

     Depreciation and Amortization. Depreciation and amortization expenses increased to $9,971,000 in 1995 from $7,702,000 in 1994, an increase of $2,269,000 or 29.5%. Depreciation increased by $2,262,000 due to a new Network transponder capitalized in January 1995. As a percentage of net revenues, depreciation and amortization increased from 5.8% in 1994 to 6.7% in 1995.

     Operating Income. As a result of the factors described above, operating income increased to $14,715,000 in 1995 from $5,679,000 in 1994 an increase of $9,036,000 or 159.1%. As a percentage of net revenues, operating income increased from 4.3% in 1994 to 9.9% in 1995.

     Interest Expense. Interest expense increased to $7,864,000 in 1995 from $6,233,000 in 1994, an increase of $1,631,000 or 26.2%. The increase is primarily due to the interest portion of the capital lease related to the Network's transponder launched during 1995. As a percentage of net revenues, interest expense increased from 4.7% in 1994 to 5.3% in 1995.

     Net Income/Loss. As a result of the above factors, UNHP generated net income of $6,851,000 in 1995 as compared to a net loss of $554,000 in 1994, an improvement of $7,405,000. As a percentage of net revenues, net income increased from a loss of 0.4% in 1994 to income of 4.6% in 1995.

     Broadcast Cash Flow. As a result of the above factors, broadcast cash flow increased in 1995 to $27,086,000 from $15,381,000 in 1994, an increase of $11,705,000 or 76.1%. As a percentage of net revenues, broadcast cash flow increased from 11.6% in 1994 to 18.2% in 1995.

     Corporate Charges. Corporate charges increased to $2,400,000 in 1995 from $2,000,000 in 1994, an increase of $400,000 or 20.0%. This increase is primarily attributable to increased compensation. As a percentage of net revenues, corporate charges increased from 1.5% in 1994 to 1.6% in 1995.

     EBITDA. As a result of the above, EBITDA increased in 1995 to $24,686,000 from $13,381,000 in 1994, an increase of $11,305,000 or 84.5%. As a percentage of net revenues, EBITDA increased from 10.1% in 1994 to 16.6% in 1995.

YEAR ENDED DECEMBER 31, 1994 ("1994") COMPARED TO THE YEAR ENDED DECEMBER 31, 1993 ("1993")

  PCI CONSOLIDATED

     Revenues. Net revenues increased to $139,007,000 in 1994 from $104,675,000 in 1993, an increase of $34,332,000 or 32.8%. Of this increase, approximately $9,300,000 or 27.1%, is attributable to the increase in sharing of revenues with UNHP from 57% to 62% of net advertising revenues, and approximately $3,800,000 or 11.1% is attributable to the acquisition of the Chicago and Houston stations acquired in the third quarter of 1994. In addition, net revenues in 1994 included $5,200,000 in compensation from UNHP to carry 52 World Cup matches in June and July pursuant to an agreement between UTG and UNHP. The remainder of the increase primarily results from higher local and national spot net revenues of $24,500,000 which increased by 25.1% reflecting increases at all the O&Os. These increases were partially offset by the Network's share of higher local and national net revenues of $4,400,000. If the Affiliation Agreements had not been amended, net revenues would have increased by 22.8%. Offsetting the above net increase was a decrease in miscellaneous revenues in each of UTG's large markets and elimination of revenues from certain special event programming in Los Angeles, all of which totaled approximately $3,500,000.

     Expenses. Direct operating expenses, before reduction for corporate charges of $150,000 and $140,000 for the years ended December 31, 1994 and 1993, respectively, increased to $27,279,000 in 1994 from $26,247,000 in 1993, an increase of $1,032,000 or 3.9%. The increase is due primarily to news coverage and technical costs in addition to the Chicago and Houston station acquisitions which represented $345,000 of the increase during 1994, offset in part by the elimination of certain special event programming costs. As a percentage of net revenues, direct operating expenses decreased from 25.1% in 1993 to 19.6% in 1994.

     Selling, general and administrative expenses, before reduction for corporate charges of $4,750,000 and $3,060,000 for the years ended December 31, 1994 and 1993, respectively, increased to $46,145,000 in 1994 from $35,472,000 in 1993, an increase of $10,673,000 or 30.1%. This increase is due primarily to increased selling costs of $2,850,000 resulting from higher sales and additional selling staff, increased management bonuses of $2,000,000, a full year of UTG's legal department of $1,300,000 and severance associated with operational changes of $2,100,000. As a percentage of net revenues, selling, general and administrative expenses decreased from 33.9% in 1993 to 33.2% in 1994.

     Depreciation and Amortization. Depreciation and amortization decreased to $31,719,000 in 1994 from $33,970,000 in 1993, a decrease of $2,251,000 or 6.6%.
Included in 1993 was the amortization of pre-sold advertising of $4,734,000 that was fully amortized in the first quarter of 1993. This decline was partially offset by the additional amortization related to the Chicago and Houston acquisitions. As a percentage of net revenues, depreciation and amortization expenses decreased from 32.5% in 1993 to 22.8% in 1994.

     Operating Income. As a result of the factors described above, operating income increased to $33,864,000 in 1994 from $8,986,000 in 1993, an increase of $24,878,000 or 276.9%. As a percentage of net revenues, operating income increased from 8.5% in 1993 to 24.4% in 1994.

     Interest Expense. Interest Expense increased to $37,246,000 in 1994 from $36,896,000 in 1993, an increase of $350,000 or 1.0%. The increase is primarily a result of higher interest on Sponsor Loans and related party debt, offset in part by lower interest on bank borrowings in 1994 as compared to 1993. As a percentage of net revenues, interest expense decreased from 35.2% in 1993 to 26.8% in 1994.

     Minority Interest. Minority interest in net loss of consolidated subsidiary decreased to $1,202,000 for 1994 from $5,309,000 for 1993, an increase of $4,107,000 or 77.4%. Minority interest of $5,309,000 in 1993 consists of the minority interest in the net loss of subsidiary of $5,894,000 offset by preferred stock dividends attributable minority stockholders of $585,000. Minority interest of $1,202,000 in 1994 consists of the minority interest in the net loss of subsidiary of $1,917,000 offset by preferred stock dividends attributable to minority stockholders of $715,000.

     Extraordinary Loss. For the year 1994, during the quarters ended June 30, 1994 and December 31, 1994, UTG purchased at a premium $37,200,000 and $3,200,000 face amount, respectively, of its Senior Subordinated Notes. The purchases resulted in extraordinary losses of $4,081,000 and $240,000, respectively, including the write off of the related deferred financing costs. As a percentage of net revenues, the extraordinary loss was 3.1% in 1994.

     Net Loss. As a result of the above factors, PCI generated a net loss of $12,060,000 in 1994 compared to a net loss of $27,181,000 in 1993, a decrease of $15,121,000 or 55.6%. As a percentage of net revenues, the net loss decreased from 26.0% in 1993 to 8.7% in 1994.

     Broadcast Cash Flow. As a result of the above factors, broadcast cash flow increased in 1994 to $70,483,000 from $46,156,000 in 1993, an increase of $24,327,000 or 52.7%. As a percentage of net revenues, broadcast cash flow increased from 44.1% in 1993 to 50.7% in 1994.

     Corporate Charges. Corporate charges increased to $4,900,000 in 1994 from $3,200,000 in 1993, an increase of $1,700,000 or 53.1%. This increase is primarily attributable to additions in salary, bonus and travel and the staffing of the legal department. As a percentage of net revenues, corporate charges increased from 3.1% in 1993 to 3.5% in 1994.

     EBITDA. As a result of the above, EBITDA increased in 1994 to $65,583,000 from $42,956,000 in 1993, an increase of $22,627,000 or 52.7%. As a percentage on net revenues, EBITDA increased from 41.0% in 1993 to 47.2% in 1994.

  UNHP CONSOLIDATED

     Revenues. Net revenues increased to $132,746,000 in 1994 from $109,365,000 in 1993, an increase of $23,381,000 or 21.4%. The increase resulted primarily from higher Network advertising net revenues of $33,400,000 of which the World Cup games represented $17,800,000 or 53.3%. Furthermore, the Network had increased revenues from its share of the O&Os' local and national spot revenues of $4,400,000. The change in the sharing formula from 1993 to 1994 reduced this shared amount by $6,200,000. The Network's share of Affiliated Stations revenues increased by $1,400,000 in 1994. These increases were offset by $5,200,000 of compensation paid to UTG to carry the World Cup games. In addition, the O&Os' share of Network sales increased by $9,300,000, of which $4,300,000 was attributable to the change in the sharing formula. The Affiliated Stations share of Network sales increased by $2,400,000 in 1994 and all other miscellaneous revenues were up $1,300,000. If the Affiliation Agreements had not been amended, net revenues would have increased 31%.

     Expenses. Direct operating expenses increased to $78,616,000 in 1994 from $60,151,000 in 1993, an increase of $18,465,000 or 30.7%. The increase is primarily attributable to World Cup related expenses of $12,921,000, which consisted of rights fees and production costs and an increase in license fees of $5,369,000, attributable to the increased revenues. As a percentage of net revenues, direct operating expenses increased from 55.0% in 1993 to 59.2% in 1994.

     Selling, general and administrative expenses, before reduction for corporate charges of $2,000,000 and $0 for the years ended December 31, 1994 and 1993, respectively, increased to $40,749,000 in 1994 from $34,036,000 in 1993, an increase of $6,713,000 or 19.7%. This increase is primarily a result of additions to the management staff and general salary increases at a cost of $2,000,000, increased management bonus awards of $1,000,000, additional contributions of $200,000 and higher management fees to the Principal Stockholders of $1,200,000. As a percentage of net revenues, selling, general and administrative expenses decreased from 31.1% in 1993 to 30.7% in 1994.

     Depreciation and Amortization. Depreciation and amortization expenses increased to $7,702,000 in 1994 from $7,413,000 in 1993, an increase of $289,000 or 3.9%. Depreciation increased by $905,000 due to a new Network transponder launched in March of 1994. Amortization decreased by $626,000 as a result of a decrease in the amortization of pre-sold advertising of $4,626,000 (which became fully amortized in 1993) offset by an increase in the amortization of the Galavision management agreement with Televisa of $4,000,000 (which became effective in 1994). As a percentage of net revenues, depreciation and amortization expenses decreased from 6.8% in 1993 to 5.8% in 1994.

     Operating Income. As a result of the factors described above, operating income decreased to $5,679,000 in 1994 from $7,765,000 in 1993, a decrease of $2,086,000 or 26.9%. As a percentage of net revenues, operating income decreased from 7.1% in 1993 to 4.3% in 1994.

     Interest Expense. Interest expense increased to $6,233,000 in 1994 from $4,749,000 in 1993, an increase of $1,484,000 or 31.2%. The increase is primarily due to the interest portion of the capital lease related to the Network's transponder launched during 1994. As a percentage of net revenues, interest expense increased from 4.3% in 1993 to 4.7% in 1994.

     Net Income (Loss). As a result of the above factors, UNHP generated a loss of $554,000 in 1994 compared to net income of $3,016,000 in 1993, a decrease of $3,570,000, or 118.4%. As a percentage of net revenues, net income decreased from 2.8% in 1993 to (0.4%) in 1994.

     Broadcast Cash Flow. As a result of the above factors, broadcast cash flow increased in 1994 to $15,381,000 from $15,178,000 in 1993, an increase of $203,000 or 1.3%. As a percentage of net revenues, broadcast cash flow decreased from 13.9% in 1993 to 11.6% in 1994.

     Corporate Charges. Corporate charges increased to $2,000,000 in 1994 from $0 in 1993. This increase is attributable to salary, bonus and travel for executives previously paid by the partners. As a percentage of net revenues, corporate charges increased from 0% in 1993 to 1.5% in 1994.

     EBITDA. As a result of the above, EBITDA decreased in 1994 to $13,381,000 from $15,178,000 in 1993, a decrease of $1,797,000 or 11.8%. As a percentage on net revenues, EBITDA decreased from 13.9% in 1993 to 10.1% in 1994.

PCI AND UNHP LIQUIDITY AND CAPITAL RESOURCES

     Univision's primary source of cash flow is its broadcasting operations. Funds for debt service, capital expenditures and operations historically have been provided by income from operations and by borrowings.

     The proceeds of the Offering and borrowings under the New Bank Facility, along with cash flow from operations, are expected to provide the resources necessary to repay the amounts owing under and to terminate the Old Bank Facility, to defease the Senior Subordinated Notes, make a $100 million distribution and payment to the Network partners, pay all outstanding principal and accrued interest on all amounts loaned by the Principal Stockholders to UTG as Sponsor Loans, reclassify the preferred stock and pay accrued dividends thereon and repay other related party debt, pay the Galavision note, fund potential acquisitions (including Entravision), debt service and capital expenditures, and provide for working capital and other general corporate purposes.

     Capital expenditures, net of dispositions, totaled $6,084,000 and $2,630,000 (excluding capitalized transponder lease obligations) for the three month periods ended March 31, 1996 and 1995, respectively. Univision anticipates that total capital expenditures for 1996 will be approximately $27,000,000. In addition to normal capital maintenance and several tower and antenna replacements, the Company is also in the process of upgrading and relocating several of its television station facilities. Capital spending in 1997 may approximate $20,000,000 to $24,000,000 pending decisions on station relocations, while expenditures for maintenance and replacement in 1998 and 1999 are expected to be approximately $15,000,000 plus the impact of inflation each year.

     In connection with the Reorganization, the Company expects to enter into the New Bank Facility with a syndicate of commercial banks and other lenders. The New Bank Facility will consist of a $400 million amortizing term loan (the "Term Facility") with a final maturity of December 31, 2003 and a $200 million reducing revolving credit facility (the "Revolving Credit Facility") maturing on the same date. The New Bank Facility will also permit the lenders thereunder to advance up to an additional $250 million of term loans (the "Incremental Facility") although there are no commitments at this time to lend any such additional amounts.

     The Term Facility will amortize quarterly commencing in 1997 with $40 million required to be repaid during 1997. The Revolving Credit Facility will have quarterly scheduled reductions in availability beginning in 1999. If any loans are made available under the Incremental Facility, such loans will be amortized beginning on March 31, 1998 and will be repaid in full on or before June 30, 2004.

     In addition to the scheduled amortization of the Term Facility and scheduled reductions of the Revolving Credit Facility described above, 66 2/3% of "excess cash flow" of the Company (50% if certain leverage tests are satisfied) will be applied each year first to ratably reduce loans made under the Term Facility and the Incremental Facility and thereafter to reduce the availability under the Revolving Credit Facility. In addition, proceeds from the sale or other disposition of assets outside of the ordinary course of business and 80% of the proceeds of equity offerings by the Company (other than the Offering) will be similarly applied. Any such mandatory prepayments will ratably reduce each remaining installment or scheduled reduction of the Term Facility, the Revolving Credit Facility or the Incremental Facility, as the case may be.

     The New Bank Facility may be voluntarily prepaid by the Company at any time without premium or penalty.

     Loans made under the New Bank Facility will bear interest at rates determined by reference to the ratio of the Company's total indebtedness to EBITDA for the four fiscal quarters most recently concluded (the "Leverage Ratio"). Interest rates will range from a reserve-adjusted Eurodollar rate plus 0.75% to 1.50% per annum. The Company will have the option to elect a prime rate also determined by reference to the Leverage Ratio. Under such option interest rates will range from the prime rate to the prime rate plus 0.25% per annum.

     The New Bank Facility will be guaranteed by the Company's subsidiaries and will be secured by a security interest in substantially all of the personal property assets of the Company and its subsidiaries (subject to limitations of federal law in the case of FCC licenses of the O&Os).

     The New Bank Facility will contain limitations on the incurrence of debt and liens by the Company and its subsidiaries, the payment of dividends and the disposition of assets, financial performance tests and other restrictions typical of leveraged credits.

     In addition to customary events of default, it will be an event of default if a change of control occurs (defined as a person or person other than A. Jerrold Perenchio or his permitted transferees gaining voting control of the Company).

     Financing activities to fund Univision's operations are anticipated to be favorably impacted by the increased availability of funds under the New Bank Facility, partially offset by additional cash requirements for the New Bank Facility in the form of debt acquisition costs, additional quarterly principal payments and monthly interest as contrasted with semi-annual interest payments on the Senior Subordinated Notes and deferred interest on the Sponsor Loans.

     The Company expects to explore both Spanish-language television and other media acquisition opportunities to complement and capitalize on the Company's existing business and management. The purchase price for such acquisitions may be paid (i) with cash derived from operating cash flow, proceeds available under the New Bank Facility or proceeds from future debt or equity offerings or (ii) with equity or debt securities of the Company or (iii) with any combination thereof.

     The management committee of the Network from time to time has considered which programs are to be produced under the Program Cost Sharing Agreement. This agreement is to be terminated upon completion of the Reorganization. For the one-year period commencing January 1, 1996, the Network, Televisa and Venevision have agreed that in lieu of cash payments under the Program Cost Sharing Agreement, Univision will instead receive payment in the form of Sponsor Loans having a principal amount equal to the costs that would have been funded by Televisa and Venevision under the Program Cost Sharing Agreement. As a result, the Company was not reimbursed for these programming expenditures of approximately $4,700,000 during the first quarter of 1996. For the balance of 1996, prior to the Reorganization, Univision will similarly not be reimbursed for such programming costs of approximately $5,000,000 per quarter. Consequently, these programming costs will be funded through the operations of the Company.

     As a result of net operating loss carryforwards attributable to the Acquisition, net operating losses since the Acquisition and anticipated tax consequences of the Reorganization, the Company will have available a deferred tax asset of approximately $90,000,000 to offset future taxes arising from operations.

     Future free cash flows of the Company will be substantially different from historical free cash flows after the Reorganization and revision of the various agreements among the Principal Stockholders due to the (i) amendments in the Program License Agreements, (ii) discontinuance of Sponsor Loans to the Company,
(iii) elimination of the management fee, (iv) termination of the Program Cost Sharing Agreement, and (v) changes in debt and capital structure.

SEASONALITY

     The advertising revenues of Univision vary over the calendar year. Historically, approximately 30% of total advertising revenues have been generated in the fourth quarter and 20% in the first quarter with the remainder approximately equally split between the second and third quarters. Because of the relatively fixed nature of the costs of the Company's business, seasonal variations in operating income are more pronounced than those of revenues.

IMPACT OF INFLATION

     Management believes that the impact of inflation on the Company's business has not been material.

                                    BUSINESS

     Univision is the leading Spanish-language television broadcaster in the U.S., reaching more than 92% of all Hispanic Households and having an approximate 77% share of the U.S. Spanish-language network television audience. The Company's Network, which is the most watched television network (English- or Spanish-language) among Hispanic Households, provides the Univision Affiliates with 24 hours per day of Spanish-language programming with a prime time schedule of substantially all first run programming (i.e., no reruns) throughout the year. As a leading, vertically-integrated television broadcaster, Univision owns and operates 11 full-power and seven low-power UHF stations, representing approximately 78% of its Network broadcast distribution. The full-power O&Os are located in 11 of the top 14 DMAs in terms of numbers of Hispanic
Households -- Los Angeles, New York, Chicago, Miami, Houston, San Francisco, San Antonio, Dallas, Fresno, Albuquerque and Phoenix. The Company has Affiliation Agreements with an additional nine full-power and 12 low-power Affiliated Stations and approximately 740 Cable Affiliates. Each of the Company's fullpower O&Os and Affiliated Stations ranks first in Spanish-language television viewership in its DMA. The Company also owns Galavision, a Spanish-language cable network that has approximately 1.7 million subscribers, representing approximately 45% of all Hispanic Households that subscribe to cable television.

     The Company believes that the breadth and diversity of its programming provides it with a competitive advantage over both Spanish-language broadcasters and English-language broadcasters in appealing to Hispanic viewers. The Company's programming is similar to that of major English-language networks and includes novelas (long-term mini-series), national and local newscasts, variety shows, children's programming, mini-series, musical specials, movies, sporting events and public affairs programs. The Program License Agreements provide the Company with unparalleled long-term access to first rate programming produced by Televisa and Venevision. Televisa-produced novelas are popular throughout the world and are among the Company's highest rated programs. Univision also produces a variety of programs specifically tailored to meet the tastes, preferences and information needs of the Hispanic audience, including national and local news and the highly successful programs Sabado Gigante, Cristina and Primer Impacto. The Company has also televised World Cup Soccer since 1978, including the widely watched 1994 World Cup, and recently began televising the Sunday "Game of the Week" for Major League Soccer.

     In December 1992, Perenchio, Televisa and Venevision acquired the Company and brought extensive broadcasting, programming and production experience to Univision. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry and has been the chief executive officer or owner of a number of successful entities, including Chartwell Artists, Tandem Productions, Inc., Embassy Communications and Loews Theaters. Mr. Perenchio also owned and operated Spanish-language television stations in Los Angeles and New York from 1975 to 1986. Televisa, which is the world's largest producer of Spanish-language television programs, is the leading media and entertainment company in Mexico with an approximate 80% share of Mexico's viewing audience. Venevision is Venezuela's leading television network with an approximate 70% share of its viewing audience.

     Since the Acquisition, the Company's operating performance has improved significantly with combined net revenues and pro forma EBITDA increasing to $321 million and $112 million, representing compound annual growth rates of 16% and 36%, respectively, from the 1992 operating results of the Company and its predecessor. In addition, from November 1992 to March 1996 the Company increased its audience share of Spanish-language network television viewing from 57% to 77% and increased its share of the 20 most widely watched programs among Hispanic Households from 30% to 95%.

     Univision attributes its recent success to several factors, including increased emphasis on popular, high quality programming produced by Televisa, Univision and Venevision, contracting with Nielsen to develop more accurate, credible rating systems to measure Hispanic audience viewership, increasing acceptance by advertisers of Spanish-language television, continued growth of the Hispanic audience and the strengthening of its management team with executives and sales managers with extensive English-language television and advertising experience. The Company expects to continue to realize strong revenue and EBITDA growth by capitalizing on the expected continued growth in advertising expenditures targeted at the rapidly expanding Hispanic population.

     The Company believes that its knowledge of, and experience with, Hispanic audiences will enable it to identify strategic acquisitions and successfully integrate them into the Company's operations. Since the Acquisition, the Company has acquired full-power stations in two important markets, Chicago and Houston, and used its management expertise, programming and brand identity to substantially improve the Company's performance in those DMAs. In addition, the Company has signed a letter of intent with Entravision to make a $10 million investment in the form of a note and an option to acquire a 25% equity interest in Entravision. Entravision owns seven of the Affiliated Stations, representing approximately 6% of the Network's distribution. To complement and capitalize on the Company's existing business and management strengths, the Company expects to explore both Spanish-language television and other media acquisition opportunities.

THE HISPANIC AUDIENCE IN THE UNITED STATES

     Management believes that Spanish-language television, in general, and the Company, in particular, have benefited and will continue to benefit from a number of factors, including projected Hispanic population growth, high Spanish-language retention among Hispanics, increasing Hispanic buying power and greater advertiser spending on Spanish-language media.

     Hispanic Population Growth and Concentration. The Company's audience consists almost exclusively of Hispanics, the most rapidly growing segment of the U.S. population. The 1996 Hispanic population is estimated to be 28.4 million (10.7% of the total U.S. population), an increase of 19.7% from 23.7 million (9.5% of the total U.S. population) in 1990. The overall Hispanic population is growing at approximately five times the rate of the non-Hispanic U.S. population and is expected to grow to 32.0 million and 41.5 million (11.6% and 13.9% of the total U.S. population) in 2000 and 2010, respectively. Approximately 50% of all Hispanics are located in the seven U.S. cities with the largest Hispanic populations, and Univision owns stations in each of these cities.

     Spanish Language Use. Approximately 68% of all Hispanics, regardless of income or educational level, speak Spanish at home. This percentage is expected to remain relatively constant through 2010. Consequently the number of Hispanics speaking Spanish in the home is expected to increase significantly in the foreseeable future. As shown in the chart below, the number of Hispanics who speak Spanish in the home is expected to grow from 16.2 million in 1990 to 21.9 million in 2000 and 28.5 million in 2010. The Company believes that the strong Spanish-language retention among Hispanics indicates that the Spanish-language media has been and will continue to be an important source of news, sports and entertainment for Hispanics.

                              SPANISH LANGUAGE USE

      MEASUREMENT PERIOD                          SPEAK SPAN-
    (FISCAL YEAR COVERED)         POPULATION      ISH AT HOME
1980                                    15.648          10.551
1985                                    19.335          13.230
1990                                    23.736          16.202
1995                                    27.524          18.769
2000                                    31.988          21.922
2005                                    36.622          25.146
2010                                    41.547          28.494

     Greater Hispanic Buying Power. The Hispanic population represents estimated total consumer expenditures of $325 billion in 1996 (6.3% of the total U.S. consumer expenditures), an increase of 52.6% since 1990. Hispanics are expected to account for $458 billion (7.1% of the U.S. total consumer expenditures) by 2000, and $965 billion (8.8% of the U.S. total consumer expenditures) by 2010, far outpacing the expected growth in total U.S. consumer expenditures.

     In addition to the anticipated growth of the Hispanic population, the Hispanic audience has several other characteristics that the Company believes make it attractive to advertisers. The Company believes the larger size (averaging 3.4 persons per household compared to the general public's average of 2.5 persons per household) and younger age of Hispanic Households leads Hispanics to spend more per household on many categories of goods. The average Hispanic Household spends 20.6% more per year on food at home, 17.0% more on children's clothing, 20.2% more on footwear, 11.3% more on phone services, and 27.8% more on household cleaning products than the average non-Hispanic household. Hispanics are expected to continue to account for a disproportionate share of growth in spending nationwide in many important consumer categories as the Hispanic population and its disposable income continue to grow. These factors make Hispanics an attractive target audience for many major U.S. advertisers.

     Increased Spanish-language Advertising. According to published sources, $953 million (an increase of 15% over 1993) of total advertising expenditures were directed towards Spanish-language media in 1994, and an estimated $1.1 billion (an increase of 15% over 1994) of total advertising expenditures were directed towards Spanish-language media in 1995. Of these amounts, nearly half was targeted towards Spanish-language television advertising. The Company believes that major advertisers have found that Spanish-language television advertising is a more cost-effective means to target the growing Hispanic audience than English-language broadcast media. See "-- Advertising."

HISPANIC AUDIENCE RESEARCH

     Univision, like all television stations and networks, derives its revenues primarily from selling advertising time. See "-- Advertising." The relative advertising rates charged by competing stations within a DMA depend primarily on four factors (i) the station's ratings (households and/or people viewing its programs as a percentage of total television households and/or people in the viewing area), (ii) audience share (households and/or people viewing its programs as a percentage of households and/or people actually watching television at a specific time), (iii) the time of day the advertising will run, and (iv) the demographic qualities of a program's viewers (primarily age and gender).

     Prior to November 1992, there were no Hispanic audience television rating services comparable to those measuring television viewership in the general U.S. population. Beginning in 1992, the Company contracted with Nielsen to develop Nielsen ratings measuring Hispanic viewership both at the Network and local DMA levels. Because these Nielsen ratings provide advertisers with a more accurate and reliable measure of Hispanic audience television viewership, they have been important in allowing the Company to demonstrate to advertisers its ability to reach the Hispanic audience. The Company believes that continued use of accurate, reliable ratings will allow it to further increase its advertising rates and narrow the gap which has historically existed between its audience share and its share of advertising revenues. In addition, the Company has made significant investments in experienced sales managers and account executives and has provided its sales professionals with state-of-the-art research tools to continue to attract major advertisers.

     The various rating services purchased from Nielsen are described below:

     Nielsen Hispanic Television Index (NHTI). The NHTI service, which began in November 1992, measures national network viewing in Hispanic Households. NHTI is the Network's primary sales tool since it demonstrates Univision's significant success in attracting Hispanic viewership against both English- and Spanish-language competition. NHTI is stratified by language usage so that Spanish-dominant, bilingual, and English-dominant Hispanic Households are represented in the sample in the same proportion that exists among Hispanic Households generally.

     Nielsen Hispanic Station Index (NHSI). The NHSI service is similar to the NHTI, except that NHSI measures Hispanic Household viewing at the local market level. Like NHTI, each NHSI sample also reflects the varying levels of language usage by Hispanics in each DMA in order to more accurately reflect the Hispanic Household population in the relevant DMA. The NHSI service was implemented beginning with Los Angeles in November 1992 and was phased in at the Company's other full-power O&Os by November 1994. Because the Company believes there is a time lag between the availability of new rating services and advertisers' reliance thereon, the NHSI rating service is expected to continue to have an increasing beneficial impact on its future results.

     NHSI and NHTI only measure the audience viewing of Hispanic Households, that is, households where the head of the household is of Hispanic descent or origin. Although the NHSI and NHTI reflect improvements over previous measurement indices, the Company believes they still under-report the number of viewers watching Univision programs because many of the Company's viewers do not live in Hispanic Households.

     Nielsen Station Index (NSI). The NSI service measures local station viewing of all households in a specific DMA. The Company buys NSI in all of the DMAs in which its full-power O&Os are located in order to effectively position its viewing against both English- and Spanish-language competitors. While Hispanic Households are present in proportion to their percentage of total households within a DMA in NSI, this rating service is not language stratified and generally under-represents Spanish-speaking households. As a result, the Company believes that NSI typically under-reports viewing of Spanish-language television. Despite this limitation, NSI demonstrates that many full-power Broadcast Affiliates achieve total market ratings that are fully comparable with their English-language counterparts, with three of the fullpower O&Os ranking among the top two stations in their respective DMAs. See "-- The O&Os."

RATINGS

     Since the beginning of the NHTI service in November 1992, Univision has consistently ranked first in prime time among all Hispanic adults. In addition, Univision has successfully increased its audience ratings compared to both Telemundo and the English-language broadcast networks. Spanish-language television prime time is from 7 p.m. to 11 p.m. Sunday through Saturday. English-language television prime time is from 8 p.m. to 11 p.m. Monday through Saturday and 7 p.m. to 11 p.m. Sunday. The following table shows that Univision prime time audience ratings, Sunday through Saturday, among Hispanic adults aged 18 to 49, the age segment most targeted by advertisers, have increased compared to the other networks:

          NHTI PRIME TIME RATINGS AMONG HISPANIC ADULTS AGED 18 TO 49

                                                                          JANUARY 1, 1996-
                NETWORK             1993          1994          1995       APRIL 30, 1996
        ------------------------    -----         -----         -----     ----------------
        Univision...............      6.6           8.6           9.6             9.4
        ABC.....................      3.8           3.3           3.1             3.0
        CBS.....................      2.9           2.2           1.8             1.9
        FOX.....................      4.0           3.6           3.4             3.6
        NBC.....................      3.3           2.7           2.9             3.3
        Telemundo...............      4.1           3.1           2.6             2.4
        Univision share.........    26.7%         36.6%         41.0%           39.8%

     A further indication of Univision's growing strength against Telemundo and its English-language competitors is its improved performance among bilingual Hispanics. As the table below indicates, since 1993 the Network advanced from fifth place to first place in prime time audience ratings, Sunday through Saturday, among bilingual Hispanic adults aged 18 to 49:

     NHTI PRIME TIME RATINGS AMONG BILINGUAL HISPANIC ADULTS AGED 18 TO 49

                                                                                   JANUARY 1, 1996-
            NETWORK             1993               1994               1995          APRIL 30, 1996
        ----------------  ----------------   ----------------   ----------------   ----------------
        Univision.......         3.7                6.4                7.5                7.9
        ABC.............         5.0                4.6                3.7                3.5
        CBS.............         4.0                2.9                2.1                2.1
        FOX.............         5.0                4.4                3.8                4.0
        NBC.............         4.9                3.6                3.2                4.0
        Telemundo.......         2.6                1.9                1.3                1.1
        Univision
          share.........        14.7%              26.9%              34.7%              35.0%

     In addition, as shown in the following table, the Company has increased its share of the 20 most widely watched programs among all Hispanic Households from 30% in November 1992 to 95% in March 1996:

                      THE 20 MOST WIDELY WATCHED PROGRAMS
                      AMONG HISPANIC HOUSEHOLDS BY NETWORK

 PROGRAM       NOVEMBER       NOVEMBER       NOVEMBER       NOVEMBER        MARCH
  RANK           1992           1993           1994           1995          1996
- ---------     ----------     ----------     ----------     ----------     ---------
     1          ABC            FOX            UVN  (1)       UVN             UVN
     2          UVN            UVN            UVN            UVN             UVN
     3          FOX            FOX            UVN            UVN             UVN
     4          UVN            UVN            UVN            UVN             UVN
     5          FOX            FOX            UVN            UVN             UVN
     6          FOX            UVN            UVN            UVN             ABC
     7          FOX            UVN            UVN            UVN             UVN
     8          ABC            FOX            UVN            UVN             UVN
     9          FOX            FOX            UVN            UVN             UVN
    10          UVN            FOX            UVN            UVN             UVN
    11          ABC            FOX            FOX            UVN             UVN
    12          FOX            UVN            FOX            UVN             UVN
    13          UVN            NBC            UVN            UVN             UVN
    14          UVN            FOX            UVN            UVN             UVN
    15          UVN            NBC            UVN            NBC             UVN
    16          NBC            FOX            UVN            UVN             UVN
    17          FOX            FOX            UVN            UVN             UVN
    18          ABC            ABC            FOX            UVN             UVN
    19          TEL  (2)       FOX            FOX            UVN             UVN
    20          FOX            FOX            FOX            FOX             UVN

- ------------------------------

Source: NHTI
(1) Univision
(2) Telemundo

THE NETWORK

     The Network is the leading Spanish-language television network in the U.S. From its operations center in Miami, the Network provides the Univision Affiliates via satellite with 24 hours of Spanish-language programming per broadcast day with a prime time schedule of substantially all first-run programming (i.e., no re-runs) throughout the year. The operations center also provides extensive production facilities for the Network's news and entertainment programming.

     The Network produces and acquires programs, makes those programs available to the Univision Affiliates, sells network advertising and represents the Broadcast Affiliates in the sale of national spot advertising. Each Broadcast Affiliate has a right of first refusal in its DMA to use the Network's programming. The full-power Broadcast Affiliates together reach approximately
5.3 million, or approximately 74%, of Hispanic Households. The low-power Broadcast Affiliates (including translators) together reach approximately 501,000, or approximately 7%, of Hispanic Households. The Cable Affiliates reach approximately 826,000, or approximately 12%, of Hispanic Households. Through the Company's ownership of the O&Os, it controls approximately 76% of the Network's broadcast distribution.

     Affiliation Agreements. Each Univision Affiliate has the right to preempt (i.e., to decline to broadcast at all or at the time scheduled by the Network), without prior Network permission, any and all Network programming that it deems unsatisfactory, unsuitable or contrary to the public interest or to substitute programming it believes is of greater local interest, provided that the Network must consent to any rescheduling of preempted programming. If a Univision Affiliate preempts a Network program and no suitable substitute broadcast time is mutually agreed upon, the Network is permitted to offer the program to any other television station or cable service in the DMA served by such Univision Affiliate.

     Each Affiliation Agreement grants the Univision Affiliate the right of first refusal to the Network's entire program schedule. The Affiliation Agreements generally provide that 50% of all advertising time be retained by the Network for Network advertising and 50% of such time be allocated to the Univision Affiliate for local and national spot advertising. However, this allocation may be modified at the Company's discretion.

     The Affiliated Stations retain 100% of all local advertising revenues, and the Network retains 100% of Network advertising revenues. The Network acts as the representative of the Univision Affiliates for national spot sales and receives a commission of 15% of net revenues after agency commission in return for such services from its Affiliated Stations.

     The Network from time to time may enter into Affiliation Agreements with additional stations in new DMAs based upon its perception of the market for Spanish-language television and the Hispanic market in the station's DMA.

     Cable Affiliates. The Network has historically used Cable Affiliates to reach communities which could not support a Broadcast Affiliate because of the relatively small number of Hispanic Households. Cable Affiliation Agreements may cover an individual system operator or a multiple system operator. Cable Affiliation Agreements are for the most part non-exclusive, thereby giving the Network the right to license all forms of distribution in cable markets. Cable Affiliates generally receive the Network's programming for a fee based on the number of subscribers. The Network retains 100% of the allocation of Network advertising revenues attributable to Cable Affiliates and provides certain Cable Affiliates with two minutes of local advertising time per hour. Cable Affiliates retain 100% of local and national advertising revenues. However, the Company represents certain cable affiliates in national spot sales for varying fees.

     Univision Affiliate Coverage and Rank. The table below set forth certain information with respect to the Univision Affiliates' coverage and rank.

       UNIVISION AFFILIATES' COVERAGE AND RANK AMONG HISPANIC HOUSEHOLDS

                                                           HISPANIC                    SPANISH-
                                                          HOUSEHOLDS      HISPANIC     LANGUAGE
                                                          COVERED(b)     HOUSEHOLDS   TELEVISION
                       DMA(a)                 STATION   (IN THOUSANDS)   COVERED(b)    RANK(c)
        ------------------------------------  -------   --------------   ----------   ----------
        FULL-POWER O&OS
          Los Angeles (1)...................  KMEX           1,306          18.1%        1
          New York (2)......................  WXTV             913          12.7         1
          Miami(3)..........................  WLTV             434           6.0         1
          Houston (4).......................  KXLN             278           3.9         1
          San Antonio (5)...................  KWEX             274           3.8         1
          San Francisco (6).................  KDTV             272           3.8         1
          Chicago (7).......................  WGBO             270           3.7         1
          Dallas/Ft. Worth (9)..............  KUVN             187           2.6         1
          Albuquerque (10)..................  KLUZ             185           2.6         1
          Phoenix (13)......................  KTVW             149           2.0         1
          Fresno (14).......................  KFTV             148           2.0         1
                                                             -----         -----
             Total full-power O&Os..........                 4,416          61.2
        FULL-POWER AFFILIATED STATIONS
          McAllen/Brownsville (8)...........  KNVO             193           2.7         1
          El Paso (11)......................  KINT             168           2.3         1
          Sacramento (15)...................  KCSO             136           1.9         1
          Denver (16)(d)....................  KCEC             117           1.6         1
          Corpus Christi (18)...............  KORO              91           1.3         1
          Boston (20).......................  WUNI              81           1.1         1
          Salinas/Monterey (26)(d)..........  KSMS              46           0.7         1
          Yuma/El Centro (29)(d)............  KVYE              40           0.6        --   (e)
          Las Vegas (31)(d).................  KINC              39           0.5         1
                                                             -----         -----
             Total full-power Affiliated
               Stations.....................                   911          12.7
        CABLE AFFILIATES(F).................                   826          11.5
        LOW-POWER BROADCAST AFFILIATES(G)...                   501           6.9
                                                             -----         -----
          TOTAL UNIVISION AFFILIATES........                 6,654          92.3%
                                                             =====         =====

- ------------------------------

(a) Numbers in parentheses represent Hispanic DMA rank by number of Hispanic Households.

(b) Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1996.

(c) Rank within the DMA by number of viewing Hispanic Households. Source: NHSI, February 1996.

(d) Owned by Entravision.

(e) Not applicable because Affiliated Station signed on air in June 1996.

(f) Source: Company estimate derived from Nielsen Cable On-Line Data Exchange.

(g) Source: Company estimate derived from Nielsen Media Research, Black and Hispanic DMA Market and Demographic Rank, January, 1996.

GALAVISION NETWORK

     Galavision is the leading U.S. Spanish-language basic cable television network, reaching approximately 5.7 million subscribers, of whom 1.7 million are Hispanic. According to Nielsen, Galavision reaches 43% of all Hispanic Households that subscribe to cable. The Company programs Galavision so that Galavision and the Network generally do not run the same type of show simultaneously. For example, while the Network is running a novela, Galavision may run sports or news. As a result of this counter-programming, many Spanish-language television viewers have a choice of two Univision networks at any one time. Additionally, Univision cross-promotes the Galavision service five times daily.

     From December 17, 1992 through June 30, 1996, the Company managed Galavision (during such time, a Televisa affiliate) by generally selecting the programming schedule, including programming supplied pursuant to the Program License Agreements (subject to Galavision's obligation prior to January 1, 1996 to run 85 hours per week of programming of ECO, a 24-hour news, information and entertainment service operated by Televisa), and providing sales, affiliate relations and other services. The Company acquired Galavision on July 1, 1996 pursuant to a 1992 Option Agreement with a Televisa affiliate. The $15 million purchase price was paid with a note that will be due and payable immediately following the closing of this Offering. The Company moved all Galavision operations from Mexico to the Network's operations center in Miami in July 1996.

     Galavision is the only Spanish-language cable service subscribing to Nielsen. Nielsen uses a subset of the NHTI sample to produce the Nielsen Hispanic Home Video Index, which reports viewing of Galavision in Hispanic Households with cable. The Company believes that its use of Nielsen to measure Galavision's ratings assists the Company in obtaining advertisers for the cable network and in selecting programs that meet its audience's taste. Twenty of the top 25 Univision advertisers advertise on Galavision.

PROGRAMMING

     The Company directs its programming toward its young, family-oriented audience. It begins daily with children's programming Monday through Friday, followed by situation comedies, game shows and novelas. In the late afternoon and early evening, the Network offers talk shows, a news-magazine and local and national news. Weekend daytime programming begins with children's programming, followed by sports, variety, teen lifestyle shows and movies in the afternoon. During prime time, Univision airs novelas, variety shows, specials or movies. Prime time is followed by late news and a late night talk show. Overnight programming consists of novelas and repeats of programming aired earlier in the day.

     Eight hours of programming per weekday, including a substantial portion of weekday prime time, are currently programmed with novelas supplied primarily by Televisa. Although novelas have been compared to daytime soap operas on ABC, NBC or CBS, the differences are significant. Novelas, originally developed as serialized books, have a beginning, middle and end, generally run five days per week, and conclude four to eight months after they begin. Novelas also have a much broader audience appeal than soap operas, delivering audiences that contain large numbers of men, children and teens in addition to women.

     The Hispanic population is primarily young and family-oriented. Univision's programming has changed dramatically over the past three years in order to attract and retain this audience. Last year, Univision began to air the Spanish-language version of Sesame Street, co-produced by Televisa in cooperation with Children's Television Workshop. Plaza Sesamo now airs five mornings per week. The Company's broadcasting of educational children's programming has put it well ahead of the other commercial networks in meeting the potential requirement of three hours of weekly educational programming being considered by Congress and the FCC. The Company's success in attracting a young audience is demonstrated by a 29% increase in NHTI ratings among Hispanic adults aged 18 to 34, Sunday through Saturday 9 a.m. to midnight, since November 1992.

     Approximately 48% of the Company's gross advertising sales in 1995 were generated by shows supplied by Televisa (40%) and Venevision (8%) pursuant to the Program License Agreements. Programming supplied by Televisa and Venevision under the Program License Agreements and programs produced by the Company currently represent in the aggregate approximately 91% of the Network's non-repeat broadcast hours. The remainder primarily consists of movies acquired from independent third-party suppliers. Three of the Company's own productions, Sabado Gigante, a variety show hosted by Mario Kreutzberger, Primer Impacto, a news magazine program, and Cristina, a talk show hosted by Cristina Saralegui, are among its most successful programs in terms of advertising revenues generated. Approximately 45% of the Company's gross advertising sales in 1995 were generated by programs it produced.

     Univision news programming is generally produced either at the Network facility in Miami or the local stations. The Network produces an early evening network newscast seven days per week and a late network newscast Monday through Friday. All full-power O&Os produce local newscasts that reflect the communities they serve. A national public affairs program, Temas y Debates, is also produced weekly by the Network in Washington, D.C.

     The Company produces a Sunday afternoon sports anthology show and a Sunday night sports wrap-up show. Live sports programming primarily consists of boxing and soccer. The 1994 World Cup soccer coverage broadcast by Univision garnered the Company's highest sports ratings and the Company's current coverage of the Sunday afternoon nationally televised Major League Soccer "Game of the Week" is also delivering strong ratings and revenues.

PROGRAM LICENSE AGREEMENTS

     Through the Program License Agreements, Univision has the first right until December 2017 to air in the U.S. all Spanish-language programming produced by or for Televisa and Venevision (with certain exceptions). The Program License Agreements provide the Network and Galavision with access to programming to fill up to 100% of their program schedules. Televisa and Venevision programming represented approximately 52% and 13%, respectively, of the Network's non-repeat broadcast hours in 1995.

     The Program License Agreements allow the Company unparalleled long-term access to Televisa and Venevision programs and the ability to terminate unsuccessful programs and replace them with other Televisa and Venevision programs without paying for the episodes that are not broadcast. Accordingly, the Company has more programs available to it and greater programming flexibility than any of its competitors. This program availability and flexibility have permitted the Company to adjust programming to best meet the tastes of its viewers.

     Univision's quarterly option on Televisa's programming has two components. The Company has an initial option on all Televisa produced programs which, when aggregated with programs obtained from Venevision, is sufficient to fill 18 hours of programming per day for the Network and Galavision combined. See, however, "Risk Factors -- Reliance on Limited Sources and Cost of Programming." Univision has the right to allocate these 18 hours of programming between the Network and Galavision. In addition, this option covers all Televisa news programs without limitation as to the number of hours of such programming. After Univision has exercised its rights under the initial Televisa option, Televisa is contractually obligated until December 1997 to make available to the owners and operators of KWHY-TV Channel 22 in Los Angeles ("KWHY"), a station that, prior to December 1992, had been a Galavision Network affiliate to which Televisa supplied programming, all Televisa programming that is not acquired by Univision pursuant to its initial option (other than news programs) to enable KWHY to fill one 85-hour per week time schedule. The Company then has an additional option on all Televisa programs not licensed by KWHY for use on the Network and Galavision. Thus, under the Program License Agreements, Univision may license programming from Televisa and Venevision that, when added to (i) local programs produced by the O&Os and used on the Network, (ii) any programs produced by Univision and (iii) any programs purchased by Univision other than from Televisa and Venevision, will be sufficient to fill a twenty-four hour per day, seven day per week time schedule for each of the Network and Galavision.

     The Company's initial and additional Televisa options and its Venevision option are prior to all third parties' rights to obtain Televisa and Venevision produced programming for broadcast in the U.S., except with respect to programming licensed by Televisa to KWHY. Generally, Univision also has a right of first refusal to acquire any program for which Univision did not exercise its option before Televisa or Venevision can license such program to any third party (except with respect to programming licensed to KWHY as described above). To the extent that Televisa or Venevision uses, or licenses a third party to use, its programming in the United States in accordance with the terms of the Program License Agreements, the Company would compete against such entity. See "Risk
Factors -- Substantial Competition."

     Televisa and Venevision programs available to Univision are defined under the Program License Agreements as all programs produced by or for each of them in the Spanish language or with Spanish subtitles other than programs for which they do not own U.S. broadcast rights or as to which third parties have a right to a portion of the revenues from U.S. broadcasts ("Co-produced Programs"). Televisa and Venevision have also agreed through their affiliates to use their best efforts to coordinate with Univision to permit Univision to acquire U.S. Spanish-language rights to certain Co-produced Programs and to special events produced by others, sporting events, political conventions, election coverage, parades, pageants and variety shows.

     In consideration of access to the programming of Televisa and Venevision, the Company pays Televisa and Venevision aggregate royalties based upon Combined Net Time Sales. Prior to the Reorganization, the royalties (net of certain cost sharing reimbursements which will cease upon the Reorganization) were 9.5%, 8.5%, 9.4% and 9.3% of Combined Net Time Sales in 1993, 1994, 1995 and the first quarter of 1996, respectively. From the closing of this Offering through December 31, 1996, aggregate royalties to Televisa and Venevision will equal 11.0% of Combined Net Time Sales, increasing to 13.5% of Combined Net Time Sales in 1997, and in all years thereafter the royalty to Televisa and Venevision will be 15.0% of Combined Net Time Sales. The Network is obligated to pay such aggregate royalties to Televisa and Venevision each year throughout the term regardless of the amount of Televisa and Venevision programming used by the Company.

     The Program License Agreements are between affiliates of the Company, Televisa and Venevision and the performance of their affiliates has been unconditionally guaranteed by the Company, Televisa and Venevision, respectively. Pursuant to their respective guarantees, Televisa has agreed to use commercially reasonable efforts to continue to produce programs available to the Network at least to the same extent in terms of quality and quantity as in calendar years 1989, 1990 and 1991 and Venevision has agreed to use commercially reasonable efforts to produce or acquire programming sufficient to provide at least nine hours per day of programs to the Network.

THE O&OS

     The Company owns and operates eleven full-power O&Os, each of which broadcasts Network programming, produces local news and other programming of local importance, covers special events and may acquire programs from other suppliers. Each of the full-power O&Os is the leading Spanish-language television station in its DMA.

     A full-power O&O's ability to compete in terms of NSI ratings with the English-language stations in a particular market is a function of the level of Spanish-language use in the DMA which is affected in part by Hispanic Household density. In DMAs where households that speak Spanish at least 50% of the time exceed 15% of all households in the DMA, the full-power O&Os, in general, have audience delivery comparable with the leading English-language network affiliated stations in that DMA. In a DMA where the households that speak Spanish at least 50% of the time is between 10% and 15% of all households in that DMA, the full-power O&Os, in general, have audience delivery comparable with the leading independent stations in the DMA. In a DMA where households that speak Spanish at least 50% of the time is between 5% and 10% of all households in that DMA, the full-power O&Os, in general, have audience delivery comparable with the lower rated independent stations in the DMA. As shown on the following table, three of the full-power O&Os rank among the top two stations in their respective DMAs.

               FULL-POWER O&OS' COVERAGE AND RANK AMONG HISPANICS

                                                                                                      UNIVISION
                                                                                                        SHARE        ADULTS 18 TO
                       DMA RANK         1996 HISPANIC      1996 HISPANIC     HISPANIC     SPANISH-    OF SPANISH-          49
                    (BY NUMBER OF        POPULATION         HOUSEHOLDS       HOUSEHOLD    LANGUAGE     LANGUAGE     TOTAL AUDIENCE
 DMA               HISPANICS)(1)(2)   (IN THOUSANDS)(2)   (IN THOUSANDS)    DENSITY(3)     USE(4)     VIEWING(5)    MARKET RANK(6)
- ------             ----------------   -----------------   ---------------   -----------   --------   ------------   --------------
Los Angeles........      1             5,306              1,306              27.0%        19.0%        63%(7)         1(8)
New York...........      2             2,895                913              13.6         10.1         69             7
Miami..............      3             1,253                434              32.3         27.7         73             1(8)
Chicago............      4               995                270               8.7          5.8         74             7(8)
Houston............      5               982                278              17.6         11.3         83             6
San Francisco......      6               976                272              12.0          6.8         68             9
San Antonio........      7               903                274              43.0         20.4         72             5(8)
Dallas/Ft. Worth...      9               675                187              10.2          5.9         79             7
Fresno.............     11               569                148              30.6         18.5         86             2(8)
Albuquerque........     13               553                185              33.3         12.3        100             5
Phoenix............     14               519                149              12.7          6.4        100             7(8)

- ----------------------------
(1) The other DMAs ranked among the top fifteen by number of Hispanics are McAllen/Brownsville (8th), El Paso (10th), San Diego (12th) and Sacramento
    (15th).
(2) Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1996. In deriving its figures, Nielsen only counts persons present in Hispanic Households.
(3) Percentage of total households that are Hispanic Households. Source: Nielsen Media Research, Black & Hispanic DMA Market and Demographic Rank, January 1996.
(4) Represents the percentage of all households in a DMA where the Spanish language is spoken at least 50% of the time by adults. Source: Nielsen Enumeration Study 1994, which sets forth demographic attributes of Hispanic population.
(5) Source: NHSI, February 1996.
(6) Source: NSI, adults 18 to 49, February 1996.
(7) The Los Angeles market has three full-power Spanish-language television stations.
(8) Tied.

     The following table shows the total audience share and the percentage of total market revenues garnered by each of the O&Os. As reflected in the table, none of the O&Os currently receives its proportionate share of advertising revenues commensurate with its audience share. The Company believes that the continued utilization of reliable rating services and the addition of salespeople with English-language television and advertising expertise will further enable the Company to demonstrate to advertisers its ability to reach the Hispanic audience, thereby allowing the Company to narrow the gap between its share of advertising revenues and its audience share.

               O&OS' SHARE OF TOTAL MARKET REVENUES AND AUDIENCE

                                 TOTAL TELEVISION            O&O SHARE              O&O SHARE OF
                                 MARKET REVENUE(1)           OF TOTAL          SUN-SAT/9A.M.-MIDNIGHT
                DMA               (IN THOUSANDS)         MARKET REVENUE(1)        TOTAL AUDIENCE(2)
    ---------------------------  -----------------       -----------------     -----------------------
    Los Angeles................     $ 1,242,200                  5%                       11%
    New York...................       1,229,000                  2                         4
    Chicago....................         759,500                  1                         4
    San Francisco..............         491,000                  2                         2
    Dallas.....................         419,900                  1                         3
    Houston....................         370,800                  3                         9
    Miami......................         366,500                  9                        13
    Phoenix....................         251,000                  3                         6
    San Antonio................         115,300                  6                         8
    Albuquerque................          70,000                  2                         5
    Fresno.....................          57,300                  8                        16

- ----------------------------

(1) Company estimates.
(2) Source: NSI, adults 18 to 49, February 1996.

     Set forth below is information, including ratings and performance information based on most recently available data, for the Company's top five O&Os.

     Los Angeles. The Los Angeles DMA has the largest Hispanic population in the U.S., estimated by Nielsen to be 5.3 million people as of the beginning of 1996, and is the second largest U.S. television market overall. Between 1980 and 1990, the Hispanic population of Los Angeles grew approximately seven times faster than its non-Hispanic population. According to the U.S. Census Bureau, 78% of Hispanics in Los Angeles are of Mexican origin. The Hispanic population in Los Angeles represents 37% of that DMA's total population and 21% of the total U.S. Hispanic population.

     The Los Angeles DMA has three Spanish-language, full-power UHF television stations. In February 1996, the Company's Los Angeles O&O, Univision-KMEX, posted a 63% share of the homes tuned to Spanish-language television from 9 a.m. to midnight Sunday through Saturday, while Telemundo-KVEA posted a 24% share and KWHY (which only broadcasts in Spanish from 3 p.m. to 11 p.m. and is provided certain programming from Televisa) posted a 14% share. Compared to all general market television stations in the February 1996 NSI Report, KMEX ranked first in adult aged 18 to 34 ratings, tied for first in adult aged 18 to 49 ratings and was the fifth-ranked station in households in the Los Angeles DMA Sunday through Saturday 9 a.m. to midnight.

     A total of 20 television stations currently operate in the Los Angeles DMA. Some of these stations simulcast their news programs and certain entertainment programs in both English and Spanish. In addition, Nielsen estimates that cable penetration among Hispanic Households in the Los Angeles DMA is 40%.

     New York. The New York DMA has the second largest Hispanic population in the U.S., estimated by Nielsen to be 2.9 million people at the beginning of 1996, and is the largest U.S. television market overall. The New York Hispanic community tends to be more fragmented into groups from many different Latin American countries, including Puerto Rico, Cuba, the Dominican Republic and Mexico, who have settled in different neighborhoods in the DMA. This fragmentation distinguishes the New York market from Los Angeles and Miami where the Hispanic population is predominantly Mexican and Cuban, respectively. The Hispanic population in New York represents 16% of that DMA's total population and 11% of the total U.S Hispanic population.

     In February 1996, Univision-WXTV was the leading station with a 69% share of the audience watching Spanish-language television (9 a.m. to midnight, Sunday through Saturday). While Univision-WXTV broadcasts full time in Spanish, Telemundo-WNJU broadcasts only 15 hours per day in Spanish Monday through Friday, and less on the weekend. The remainder of time on Telemundo-WNJU is used for paid programming and programs in a variety of other languages. Compared to general market television stations in the February 1996 NSI Report, WXTV ranked seventh in the New York market in adults aged 18 to 49, Sunday through Saturday, 9 a.m. to midnight.

     A total of 16 television stations service the New York DMA. In addition to Univision-WXTV and Telemundo-WNJU, one other television station shows some originally-produced Spanish-language programming. According to Nielsen, cable penetration among Hispanic Households in the New York DMA is approximately 53%.

     Miami. The Miami DMA has the third largest Hispanic population in the U.S., estimated by Nielsen to be 1.3 million people as of the beginning of 1996, and is the sixteenth largest U.S. television market overall. According to the Census Bureau, 56% of Hispanics in Miami are of Cuban origin. The Hispanic population in Miami represents 37% of that DMA's total population and 5% of the total U.S. Hispanic population.

     In February 1996, the Company's Miami O&O, Univision-WLTV, had a 73% share of the audience watching Spanish-language television from 9 a.m. to midnight, Sunday through Saturday. Compared to all general market television stations in the February 1996 NSI Report, WLTV was tied with two other stations for first in adults aged 18 to 49 and aged 18 to 34 ratings while tying for second with three other stations in household share in the Miami market Sunday through Saturday, 9 a.m. to midnight. WLTV is fully competitive with all English-language stations in its market in all major dayparts.

     A total of 13 television stations service the Miami DMA. In addition to Univision-WLTV and Telemundo-WSCV, three other television stations show some Spanish-language programming. According to Nielsen, cable penetration among Hispanic Households in Miami is approximately 56%.

     Chicago. The Chicago DMA has the fourth-largest Hispanic population in the U.S., estimated by Nielsen to be 995,000 people at the beginning of 1996, and is the third largest U.S. television market overall. The Hispanic population in Chicago represents 12% of that DMA's population and 4% of the total U.S. Hispanic population.

     In 1994, the Company acquired an English-language independent television station, WGBO, which it converted to a Spanish-language format on January 1, 1995. In February 1996, Univision-WGBO posted a 74% share of the audience watching Spanish-language television 9 a.m. to midnight, Sunday through Saturday. WGBO has one Spanish-language competitor, Telemundo-WSNS. Compared to all general market television stations in the Chicago DMA in the February 1996 NSI report, WGBO was ranked seventh. WGBO is fully competitive with certain general market stations in the delivery of young demographics in the Chicago DMA, particularly adults aged 18 to 34.

     A total of 13 television stations service the Chicago DMA. According to Nielsen, cable penetration among Hispanic Households in Chicago is approximately 41%.

     Houston. Houston has the fifth largest Hispanic population in the U.S., estimated by Nielsen to be 982,000 people, and is the eleventh largest U.S. television market overall. The Hispanic population in Houston represents 23% of that DMA's total population and 4% of the total U.S. Hispanic population.

     In 1994, the Company acquired its Affiliated Station, KXLN, in Houston. In February 1996, Univision-KXLN posted an 83% share of the audience watching Spanish-language television 9 a.m. to midnight, Sunday through Saturday. KXLN has one Spanish-language competitor, the Telemundo affiliate KTMD. In February 1996, KXLN was tied for fifth place among all local broadcast stations, while matching the four major network affiliates in the delivery of adults aged 18 to 34.

     A total of 15 television stations service the Houston DMA. According to Nielsen, cable penetration among Hispanic Households in Houston is approximately 37%.

     The Company exercises its "must carry" rights in each DMA in which it operates a full-power O&O.

     The Company continues to analyze potential acquisitions of stations in strategic markets. If consummated, any such acquisitions are expected to be financed under the New Bank Facility. The Company has signed a letter of intent with Entravision to make a $10 million investment in the form of a note and an option to acquire a 25% interest in Entravision. Entravision owns seven Affiliated Stations, representing approximately 6% of the Network's distribution.

     Univision's seven low-power O&Os are located in Philadelphia, Hartford, Austin, Bakersfield, Tucson, Albuquerque and Fort Worth. A low-power station is a low-power broadcast facility that may originate programming and commercial matter but that often transmits programming received from elsewhere (including via satellite). The low-power O&Os, in the aggregate, accounted for less than 1% of the Company's net revenues in 1995 and contribute 2.5% of the Network broadcast distribution.

ADVERTISING

     The Company's top 10 advertisers are Procter & Gamble, AT&T, MCI Communications, Sears, McDonald's, Anheuser-Busch, Ford, Colgate-Palmolive, U.S. Sprint and Coca-Cola, most of which have substantially increased advertising commitments to the Company since the Acquisition. No single advertiser accounted for more than 10% of the Company's gross advertising revenues in 1995. Approximately 98.5% of Univision's gross revenues consist of Network, national spot and local advertising revenues.

     Network Advertising. Network advertising revenues represented 50.6% of the Company's gross revenues in 1995. The Company attracts advertising expenditures from diverse industries, with advertising for food and beverages, personal care products, transportation services, other household goods and telephone services representing the majority of Network advertising.

     Spot Advertising. National spot advertising represents time sold to national and regional advertisers based outside a station's DMA. National spot advertising revenues represented 14.8% of the Company's gross revenues for 1995. National spot advertising primarily comes from new advertisers wishing to test a market and advertisers who are regional retailers and manufacturers without national distribution. To a lesser degree, national spot advertising comes from advertisers who have the need to enhance network advertising in a given market. National spot advertising is the means by which most new national and regional advertisers begin marketing to Hispanics.

     Local Advertising. Local advertising revenues are generated by both local merchants and service providers and regional and national businesses and advertising agencies located in a particular DMA. Local advertising revenues represented 33.1% of the Company's gross revenues in 1995.

MARKETING

     The Company increased by 40% the number of its marketing professionals from 146 to 205 over the past two years, including approximately 30 employees hired in connection with the acquisition of the Chicago and Houston O&Os and Galavision. The Company's account executives are divided into three groups:
Network sales; national spot sales; and local sales. The account executives responsible for Network sales target and negotiate with accounts that advertise nationally. The national spot sales force represents Broadcast Affiliates for all sales placed from outside their respective DMAs. The local sales force represents an O&O for all sales placed from within its DMA.

     In addition, the Company's sales department utilizes research, including both ratings and demographic information analyzed by the Company's research department, to negotiate sales contracts as well as target major national advertisers that are not purchasing advertising time or who are under-purchasing advertising time on Spanish-language television.

     The Company maintains Network and national sales offices in Atlanta, Chicago, Dallas, Detroit, Irvine (California), Los Angeles, Miami, New York, San Antonio and San Francisco.

COMPETITION

     The broadcasting business is highly competitive. The Company competes for viewers and revenues with other television networks and stations and other video media, suppliers of cable television programs, newspapers, magazines, radio and other forms of entertainment and advertising. Competition for advertising revenues is based on the size of the market that the particular medium can reach, the cost of such advertising and the effectiveness of such medium. See "Risk Factors -- Potential Competition with Other Broadcasters Using Televisa Programming" and "Risk Factors -- Substantial Competition." The Company believes that it is competitive in the size of market it reaches and the cost and effectiveness of advertising time it sells.

     The rules and policies of the FCC also encourage increased competition among different electronic communications media. As a result of rapidly developing technology, the Company may experience increased competition from other free or pay systems by which information and entertainment are delivered to consumers, such as direct broadcast satellite and video dial tone services. See "Risk Factors -- Impact of New Technologies; Spectrum Auctions."

MATERIAL PATENTS, TRADEMARKS, LICENSES, FRANCHISES AND CONCESSIONS

     In the course of its business, the Company uses various trademarks, trade names and service marks, including its logos in its advertising and promotions. The Company believes the strength of its trademarks, trade names and service marks are important to its business and intends to continue to protect and promote its marks as appropriate. The Company does not hold or depend upon any material patent, government license, franchise or concession, except the licenses granted by the FCC to the O&Os.

EMPLOYEES

     As of March 31, 1996 the Company employed approximately 1,286 full-time employees. Approximately 10% of the Company's employees, located at its New York and Los Angeles O&Os, are covered by collective bargaining agreements and the Company is negotiating collective bargaining agreements with respect to its employees at the Chicago O&O. Management believes that its relations with its employees and their representatives are good.

FEDERAL REGULATION AND NEW TECHNOLOGIES

     The ownership, operation and sale of TV stations, including those licensed to subsidiaries of the Company, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act. Matters subject to FCC oversight include, but are not limited to, the assignment of frequency bands for broadcast television; the approval of a TV station's frequency, location and operating power; the issuance, renewal, revocation or modification of a TV station's FCC license; the approval of changes in the ownership or control of a TV station's licensee; the regulation of equipment used by TV stations; and the adoption and implementation of regulations and policies concerning the ownership, operation and employment practices of TV stations. The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a TV station for violations of the FCC's rules and regulations.

     Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast station licensees continue to be required to present programming that is responsive to local community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, programming directed to children, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation. In addition, most broadcast licensees, including the Company's licensees, must develop and implement affirmative action programs designed to promote equal employment opportunities and must submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application.

     The following does not purport to be a complete summary of all the provisions of the Communications Act or other statutes or rules, regulations and policies of the FCC and other governmental agencies applicable to the Company and its operations. In particular, for further information, reference is made to the Communications Act, the Telcom Act, and the rules, regulations and written policies of the FCC. Management is unable at this time to predict the outcome of any of the pending FCC rulemaking proceedings referenced below, the outcome of any reconsideration or appellate proceedings concerning any of the changes in FCC rules or policies noted below, the possible outcome of any proposed or pending Congressional legislation, or the impact of any of those changes on Univision's television broadcast operations.

     License Renewal. Under existing FCC rules, television station licenses are issued for an initial period of up to five years, subject to renewal upon application therefor. FCC rulemaking is underway to implement the Telcom Act which authorizes an initial license term and subsequent renewal terms not to exceed eight years. In its rulemaking notice, the FCC has proposed that broadcast licenses ordinarily should be renewed for the maximum eight-year term (subject to short-term renewals in certain circumstances, such as those involving serious violations of FCC rules by the licensee). The FCC has further proposed to apply any changes resulting from the rulemaking to all license renewals that are granted after such changes are finally adopted (regardless of when the renewal application was filed), as well as retroactively to licenses for which the renewal application was filed on or after October 1, 1995 if the renewal was granted prior to the date such changes are adopted.

     With respect to broadcast renewal applications filed after May 1, 1995, the FCC adopted new rules on April 12, 1996 to implement certain statutory changes effected by the Telcom Act. Under these new rules, no person may submit a competing application for the frequency licensed to the renewal applicant unless and until the FCC has determined that the incumbent is not qualified to continue to hold the license. However, during a certain period while the renewal application is still pending, petitions to deny the renewal application may be filed with the FCC. In recent years, representatives of various community groups and others often have filed petitions to deny renewal applications of broadcast stations. The FCC will grant the renewal application and dismiss the petitions to deny if it determines that the licensee meets statutory renewal standards based on a review of the preceding license term.

     Set forth below are the license expiration dates of each O&O:

                          O&O LICENSE EXPIRATION DATES

                                                                           LICENSE
                              DMA                          STATION     EXPIRATION DATE
        -----------------------------------------------  ------------  ---------------
        Albuquerque....................................  KLUZ              10/01/98
        Albuquerque....................................  K48AM(1)           8/01/97
        Austin.........................................  K30C3(1)          10/01/98
        Bakersfield....................................  KABE-LP(1)         4/01/98
        Chicago........................................  WGBO              12/01/97
        Dallas/Fort Worth..............................  KUVN               8/01/98
        Fort Worth.....................................  KUVN-LP(1)         10/1/98
        Fresno.........................................  KFTV              12/01/98
        Hartford.......................................  W47AD(1)           6/01/98
        Houston........................................  KXLN               8/01/98
        Los Angeles....................................  KMEX              12/01/98
        Miami..........................................  WLTV               2/01/97
        New York.......................................  WXTV               6/01/99
        Philadelphia...................................  W35AB(1)            6/1/98(2)
        Phoenix........................................  KTVW              10/01/98
        San Antonio....................................  KWEX               8/01/98
        San Francisco..................................  KDTV              12/01/98
        Tucson.........................................  K40AC(1)          10/18/96(3)

- ------------------------------

(1) Low-power O&O.
(2) The Philadelphia station is currently operating pursuant to a special temporary authorization as WXTV-LP.
(3) The Tucson station is currently operating pursuant to a special temporary authorization as K52AO.

     In each case, renewal applications must be filed with the FCC at least four months before the expiration date of the license, and any petitions to deny must be filed at least one month prior to the expiration date. The FCC usually does not act on renewal applications until after the expiration date, and in the interim, the licenses remain in effect.

     Ownership Restrictions. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without prior FCC approval. Under the Communications Act, a broadcast license may not be granted to or held by a Foreign Interest if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative public interest finding before a broadcast license may be granted to or held by any such Foreign Interest. The FCC has rarely, if ever, made such an affirmative finding. As presently organized, the Company complies with these restrictions. In particular, the Company's Restated Certificate of Incorporation contains provisions that permit the Company to redeem any shares of capital stock other than Class T and Class V Common Stock owned by Foreign Interests and to take other actions necessary to ensure its compliance with the foreign ownership restrictions of the Communications Act and related FCC rules.

     The FCC's "multiple ownership" rules generally provide that a license for a television station will not be granted if the applicant (or a party with an "attributable interest" in the applicant) owns, or has an "attributable interest" in, another station of the same type which covers a similar service area. The Telcom Act directs the FCC to conduct a rulemaking proceeding to determine whether to retain, modify, or eliminate its limitations on the number of television stations that a person or entity may own, operate, or control, or have an "attributable interest" in, within the same television market. In addition, there is an outstanding FCC proceeding addressing whether to change local television multiple ownership rules. Under present duopoly regulations, the FCC prohibits ownership interests in television stations with overlapping signals of specified strengths. Among the options being considered are proposals to increase the signal strength permitted before a prohibited overlap occurs, to permit a single entity to own two UHF television stations in the same television market, and to permit a single entity to own one UHF and one VHF television station in the same market. Substantially all Univision Affiliates operate in the UHF band. Whether, or when, the FCC will adopt such changes in its regulations is unknown.

     The FCC recently conformed its national television stations multiple ownership rules with the Telcom Act. Specifically, a single entity may hold "attributable interests" in an unlimited number of U.S. television stations provided that those stations operate in markets containing cumulatively no more than 35% of the television homes in the U.S. For this purpose, only 50% of the television households in a market are counted towards the 35% national restriction if the owned station is a UHF station (as are the O&Os). None of the Principal Stockholders presently holds attributable interests in any other U.S. television stations.

     The FCC's rules provide that, with certain exceptions, the power to vote or control the vote of 5% or more of the outstanding voting stock of a licensee is the test for determining whether an entity has an "attributable interest" in a licensee's stations for purposes of the multiple ownership rules. However, the FCC's rules permit certain passive institutional investors (i.e., qualifying investment companies, insurance companies or bank trust departments) to vote or control the vote of up to 10% of the outstanding voting stock of a broadcast company before they will be deemed to have an "attributable interest." In March 1992, the FCC initiated a proceeding to consider, inter alia proposals (i) to increase the general "attributable interest" threshold to 10% of the outstanding voting stock of a broadcast licensee and (ii) to increase the threshold for certain passive institutional investors to 20%. The FCC has taken no final action in that proceeding.

     The FCC recently conformed its "dual network rule" with the Telcom Act. Under these new rules, a broadcast licensee may affiliate with an entity that maintains two or more networks of television broadcast stations unless such multiple networks are composed of (i) two or more network entities meeting a specific definition of a network as of February 8, 1996, or (ii) a network meeting such definition and certain other English-language program distribution services. The Network does not fall into either category.

     The Telcom Act also modified the general prohibitions on network-cable cross-ownership so as to permit television networks to own cable systems.

     Network Affiliate Issues. Several FCC rules impose restrictions on network affiliation agreements. Among other things, those rules prohibit a television station from entering into any affiliation agreements that (i) require the station to clear time for network programming that the station had previously scheduled for other use, (ii) preclude the preemption of any network programs that the station believes are unsuitable for its audience, or (iii) preclude the station from substituting for network programming a program that it believes is of greater local or national importance.

     In addition, the FCC is currently reviewing several of its rules governing the relationship between broadcast television networks and their affiliates. Specifically, the FCC is reviewing four rules including (i) the "right to reject rule," which provides that affiliation arrangements between a broadcast network and a broadcast licensee generally must permit the licensee to reject programming provided by the network, (ii) the "time option rule," which prohibits arrangements whereby a network reserves an option to use specified amounts of an affiliate's broadcast time, (iii) the "exclusive affiliation rule," which prohibits arrangements that forbid an affiliate from broadcasting the programming of another network, and (iv) the "network territorial exclusivity rule," which proscribes arrangements whereby a network affiliate may prevent other stations in its community from broadcasting programming the affiliate rejects, and arrangements that inhibit the ability of stations outside of the affiliate's community to broadcast network programming.

     The FCC's so-called "spot sale rule" prohibits a network from representing its affiliates in the sale of non-network advertising time unless such affiliates are owned by or under common control with the network. In late 1990, the FCC granted a permanent waiver to the Company's predecessor permitting non-owned and operated affiliates of the Network to be represented by the Network in the spot sales market. In 1992, as part of its approval of the Acquisition, the FCC granted the Company's request to extend the permanent waiver of the spot sale rule so as to permit the Network to continue to act as a national sales representative for each Univision Affiliate.

     Advanced Television Technology. At present, U.S. television stations broadcast signals using the "NTSC" system, named for the National Television Systems Committee, an industry group established in 1940 to develop the first U.S. television technical broadcast standards. The FCC is presently conducting several rulemaking proceedings in order to implement ATV, a broadcasting technology that would constitute a significant improvement over the audio and video quality provided by the NTSC system. In May 1996, the FCC issued its Fifth Further Notice of Proposed Rulemaking in its ATV proceeding, wherein the FCC proposed to adopt the ATSC DTV standard, a standard for providing ATV service capable of offering broadcasting formats ranging from one channel with a picture quality approaching that of 35mm film and audio quality equal to that of compact discs to four to five channels with picture and sound quality similar to that currently available. The ATSC DTV standard is incompatible with the existing NTSC standard (i.e., NTSC equipment will be unable to broadcast ATV and existing television sets will be unable to receive it without modification). Thus, ATV broadcasting will require broadcasters electing to engage in ATV broadcasting to make significant new capital investments in ATV broadcasting capacity. The ATSC DTV standard has, however, not yet been adopted by the FCC. Several Commissioners and broadcasting industry groups have voiced their concerns regarding the adoption of a single standard for ATV, and the FCC has asked for comment on whether the single standard requirement should sunset after several years, thus allowing broadcasters to use different ATV standards that do not interfere with the ATSC DTV standard.

     Under the FCC's current plans as set forth in the FCC's Fourth Further Notice of Proposed Rulemaking and Third Notice of Inquiry in its ATV proceeding released in August 1995, existing full-power commercial stations would be guaranteed licenses to construct and operate ATV stations so long as they continued to operate their NTSC operations as well. Once ATV channel allocations are determined, the FCC's current plan gives existing stations a three-year period to apply for ATV licenses and a three-year period thereafter to complete construction. Any existing broadcast station that fails to make the additional investment in constructing and operating an ATV station would likely suffer long-term adverse competitive effects, since other competing television stations in the market (as well as other competing video delivery modes) would likely be able to provide to consumers the more advanced ATV programming. All television stations must convert to ATV within a defined transition period (presently anticipated to be 15 years). During this transition period, television stations will be required to broadcast both an NTSC and an ATV signal. At the end of the transition period, the television station will be required to return to the FCC its license for the NTSC signal.

     However, certain members of Congress from time to time have offered and continue to offer various proposals that would require incumbent broadcasters to bid at a public auction for the spectrum necessary to effect the transition to ATV. The Clinton Administration has not endorsed these proposals. Although the broadcast industry has opposed such proposals, at this time the Company cannot be assured that it will not have to bid for the spectrum required for ATV broadcasting or, if required to bid, that it will have adequate financial resources to make a successful bid. If such an auction plan were mandated by Congress, it could have a material adverse effect on the Company. Under certain circumstances, conversion to ATV operations may reduce a station's geographical coverage area. In addition, the FCC's current implementation plan would maintain the secondary status of low-power stations in connection with its allotment of ATV channels. The FCC has acknowledged that ATV channel allotment may involve displacement of existing low-power stations, particularly in major television markets. Accordingly, the Company's low-power Broadcast Affiliates may be materially adversely affected.

     Direct Broadcast Satellite Systems. There are currently in operation several DBS systems that serve the United States, and it is anticipated that additional systems will become operational over the next several years. Furthermore, several Spanish-language DBS systems are underway to serve Latin America and such systems may have signals which spill over into the southern U.S. DBS systems provide programming on a subscription basis to those who have purchased and installed a satellite signal receiving dish and associated decoder equipment. DBS systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact discs. DBS systems do not, except in certain instances, provide the signals of traditional over-the-air broadcast stations, and thus are generally restricted to providing the programming of premium services such as HBO and other traditionally cable-oriented satellite programming services. In the future, competition from DBS systems could have a material adverse effect on the financial condition and results of operations of the Company. See "Risk Factors -- Potential Competition with Other Broadcasters Using Televisa Programming" and "Risk
Factors -- Substantial Competition."

PROPERTIES

     The principal buildings owned or leased by Univision are described below:

                         PRINCIPAL UNIVISION PROPERTIES

                                             AGGREGATE
                                          SIZE OF PROPERTY        OWNED             LEASE
                                           IN SQUARE FEET           OR            EXPIRATION
                    LOCATION               (APPROXIMATE)          LEASED             DATE
        --------------------------------  ----------------     ------------       ----------
        Miami, FL.......................       134,100         Owned/Leased(1)      12/31/00(2)
        Los Angeles, CA.................        52,709            Leased             9/30/02(2)
        New York, NY....................        35,814            Leased             6/30/10
        Secaucus, NJ....................        29,660            Leased             6/30/09

- ------------------------------

(1) Represents two separate properties, of which 112,000 square feet are owned.
(2) Option to renew available.

     The Company owns or leases remote antenna space and microwave transmitter space near each of the O&Os. Additionally, the Company leases space in public warehouses and storage facilities, as needed, near some of the O&Os.

     The Network began transmitting from its operations center in Miami, Florida in January 1991, after acquiring approximately seven acres and an existing 50,000 square foot facility and building an additional 62,000 square feet. The Miami facility houses Network administration, operations (including the Network's uplink facility), sales, production, news, Galavision operations and WLTV, the Miami station. The Company broadcasts its programs to the Univision Affiliates on three separate satellites from four transponders, one of which is owned and three of which are leased pursuant to two lease agreements which expire in 2004.

     The Company has recently entered into negotiations for leases to relocate its stations in Dallas and San Francisco. The Company believes that its principal properties, whether owned or leased, are suitable and adequate for the purposes for which they are used and are suitably maintained for such purposes. Except for the inability to renew any leases of property on which antenna towers stand or under which the Company leases transponders, the inability to renew any lease would not have a material adverse effect on the Company's financial condition or results of operations since the Company believes alternative space on reasonable terms is available in each city. See "Risk Factors -- Reliance on Satellites and Other Equipment."

LEGAL PROCEEDINGS

     The Company is involved in certain litigation arising in the ordinary course of business. Management does not believe that any of such litigation, either alone or in the aggregate, is material to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers of the Company serve at the discretion of its Board of Directors. Each director of the Company serves until his successor is elected and qualified or until his death, retirement, resignation or removal. Except as set forth below, the directors of the Company do not receive any compensation for their services in such capacity.

     The executive officers and directors of the Company are as follows:

        NAME             AGE                        POSITION
- ---------------------    ---     -----------------------------------------------
A. Jerrold Perenchio     65      Chairman of the Board, President and Chief
                                 Executive Officer (Class A/P)
George W. Blank          45      Executive Vice President and Chief Financial
                                 Officer
Robert V. Cahill         65      Class A/P Director, Vice President and
                                 Secretary
Ray Rodriguez            45      Class A/P Director, President of the Network
Gustavo Cisneros         52      Class V Director
Lawrence W. Dam          49      Class T Director
Alan F. Horn             53      Class A/P Director
John G. Perenchio        41      Class A/P Director
Alejandro Rivera         53      Alternate Class V Director
Emilio Romano            31      Alternate Class T Director

     Mr. Perenchio has owned Chartwell Partners, a partnership that has been active in the media and communications industry. Mr. Perenchio has over 25 years of experience in the U.S. media and communications industry. During his career, Mr. Perenchio has been the chief executive officer of a number of successful entities involved in the production and syndication of television programming, and from 1975 to 1986 owned and operated Spanish-language television stations in Los Angeles and New York. A. Jerrold Perenchio is John G. Perenchio's father. For further information regarding Mr. Perenchio, see "Business -- General."

     Since the Acquisition, Mr. Blank has been Executive Vice President and Chief Financial Officer of UTG and, since 1995, the Network. Mr. Blank joined Hallmark Cards Incorporated in March 1987 as a consultant. In September 1987, he became Vice President, Finance and Chief Financial Officer of Univision Holdings, Inc., the Company's predecessor ("UHI"). In addition, from May 1992 through the Acquisition, Mr. Blank held the position of Chief Operating Officer of UTG.

     Mr. Cahill has been Executive Vice President and General Counsel of Chartwell Partners, an affiliate of Perenchio, since 1985. While at Chartwell Partners, he has also been the Vice President of various other corporations and partnerships affiliated with Perenchio that, among other things, engage in businesses in the media and communications industry. Mr. Cahill has been an associate of Mr. Perenchio for 25 years.

     Since the Acquisition, Mr. Rodriguez has been President and Chief Operating Officer of the Network. In August 1990 Mr. Rodriguez joined the Network's predecessor as Vice President and Director of Talent Relations. In September 1991, he became Senior Vice President and Operating Manager of the Network. In May 1992, Mr. Rodriguez became President and Chief Executive Officer of UHI. Prior to joining UHI, he owned and operated a management consulting and production company which produced Spanish-language television programs. From 1983 to 1989, he was Julio Iglesias' manager and Chief Executive Officer of that performer's organization.

     Mr. Cisneros, together with other members of his family, owns a controlling interest in Venevision as well as interests in a wide variety of other business enterprises. For more than five years, Mr. Cisneros has been a direct or indirect beneficial owner of interests in and a director of certain of the companies that own or are engaged in a number of diverse commercial enterprises in Venezuela and elsewhere (the "Cisneros Group"). Mr. Cisneros, together with other members of his family, indirectly beneficially owns Venevision. Mr. Cisneros is the Chairman of the Board of Directors of Pueblo Xtra International, Inc.

     Mr. Dam has been President and Chief Operating Officer of Univisa, Inc., a wholly-owned subsidiary of Televisa, since 1993. From 1987 to 1993 he was Vice President and General Counsel of Univisa, Inc. From 1963 to 1988, Univisa, Inc. and its predecessors owned and operated the Network. Mr. Dam is a member of the Boards of Directors of Verdugo Banking Company and PanAmSat Corporation.

     Mr. Horn is Chairman and Chief Executive Officer of Castle Rock Entertainment. Since January 1994 he has been a member of the Executive Committee and the Planning Committee of Turner Broadcasting Systems, Inc. From 1985 to 1987, Mr. Horn was the President and Chief Operating Officer of Twentieth Century Fox Film Corporation. Prior to such time, he was an executive of Embassy Communications and its predecessor, TAT Communications Company, and Tandem Productions. From 1982 to 1985 he served as Chief Executive Officer and Chairman of the Board of Directors of Embassy.

     Mr. John G. Perenchio has been an executive at Chartwell Partners and Vice President of Malibu Bay Company (a real estate developer and shopping mall operator) since 1990. From 1985 to 1990 he was a Business Affairs executive and subsequently, a Director of Contemporary Music at Triad Artists, Inc. John G. Perenchio is the son of A. Jerrold Perenchio.

     Mr. Rivera has served in executive positions with companies in the Cisneros Group, including Venevision, since 1976.

     Mr. Romano joined Televisa in June 1995, and since that time he has been responsible for mergers and acquisitions and new project development. From January 1993 until March 1995, Mr. Romano served as General Director of Revenue Policy and International Fiscal Affairs, and then as Federal Fiscal Attorney, in the Mexican Ministry of Finance. Mr. Romano headed the representative office of the Mexican Ministry of Finance in Washington D.C. from May 1991 until December 1992.

COMPOSITION OF THE BOARD OF DIRECTORS

     The Board presently is composed of eight members. The Company's Restated Certificate of Incorporation provides that the holders of the Class A Common Stock and Class P Common Stock, voting together as a class, have the right to elect six directors (and six alternate directors) of the Company (and no less than 50% of the entire Board), the holders of the Class T Common Stock have the right to elect one director (and one alternate director) and the holders of the Class V Common Stock have the right to elect one director (and one alternate director), subject to increase in certain circumstances. An alternate director can attend meetings and act as a director in the absence of the director for whom he is the alternate. At the present time, Perenchio does not intend to nominate any alternate Class A/Class P Directors. Each director of the Company holds office until his or her term expires or until his or her successor is elected and qualified. See "Description of Capital Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Company has established an Audit Committee comprised
of           to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

     Compensation Committee. The Company has established a Compensation
Committee, consisting of                         , to determine compensation of
the Company's executive officers and to administer the 1996 Stock Incentive Plan. The current executive officer salaries were set by the Board of Directors prior to establishment of the Compensation Committee.

DIRECTOR COMPENSATION

     [Description of Directors' compensation to come]

EXECUTIVE COMPENSATION

     The following table shows the compensation paid or accrued by the Company during fiscal 1995, 1994 and 1993 to each of the Company's executive officers as of December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                                       ANNUAL COMPENSATION                     ------------
       NAME AND         --------------------------------------------------      SECURITIES
      PRINCIPAL                                             OTHER ANNUAL        UNDERLYING       ALL OTHER
       POSITION         YEAR      SALARY      BONUSES      COMPENSATION(1)     OPTIONS/SARS     COMPENSATION
- ----------------------  ----     --------     --------     ---------------     ------------     ------------
A. Jerrold
  Perenchio(2)........  1995     $      0     $      0           None             None            None
  Chairman of the       1994            0            0           None             None            None
    Board, President    1993            0            0           None             None            None
    and Chief
    Executive Officer
George W. Blank(3)....  1995      499,992      500,000(4)        None             None             $4,500(6)
  Executive Vice        1994      480,124      300,000(4)        None            $350,000(5)        3,000(6)
    President and       1993      430,122      100,000(4)        None             157,500(5)        4,497(6)
    Chief Financial
    Officer
Robert V. Cahill(7)...  1995      500,000      500,000           None             None               None
  Vice President and    1994      300,000      500,000           None             None               None
    Secretary           1993      300,000            0           None             None               None
Jaime Davila(8).......  1995      800,000      600,000           None             None               None
  Chairman of the       1994      600,000      600,000           None             None               None
    Network             1993      500,000      300,000           None             None               None
Ray Rodriguez(9)......  1995      574,992      600,000(4)        None             None              4,500(6)
  President of the      1994      530,115      400,000(4)        None             385,000(5)        3,000(6)
    Network             1993      484,510      300,000(4)        None             175,000(5)        4,497(6)

- ----------------------------

(1) No other annual compensation exceeded the lesser of $50,000 or 10% of the total salary and bonuses of any Named Executive Officer.
(2) The services of Mr. Perenchio were provided by Perenchio pursuant to the informal arrangement described in " -- Employment Agreements and Arrangements." Mr. Perenchio was not compensated for his services in any employment capacity at UTG or the Network. However, one of his affiliates that was a partner of the Network received $3,174,000, $2,401,000 and $2,043,000 in 1995, 1994 and 1993, respectively, as a management fee from the Network. See Note 3 of Notes to Consolidated Financial Statements of UNHP.
(3) Mr. Blank was paid by UTG.
(4) Includes a performance bonus earned in 1993, 1994 and 1995 pursuant to his previous employment agreement.
(5) Includes deferred compensation earned in 1993 and 1994 pursuant to his previous employment agreement.
(6) Matching contribution pursuant to 401(k) Plan. See "-- 401(k) Savings and Thrift Plan."
(7) The services of Mr. Cahill were provided by Perenchio pursuant to the informal arrangement among the Principal Stockholders described below. Mr. Cahill was paid a total of $500,000, $300,000 and $300,000 by Perenchio in 1995, 1994 and 1993, respectively, for all of the services he performed for UTG and the Network. Beginning in 1995 UTG was charged for one-half of Mr. Cahill's salary. A bonus, earned in 1995 and 1994, of $500,000 each year was paid in 1996 and 1995 to Mr. Cahill. See "-- Employment Agreements and Arrangements."
(8) Mr. Davila's salary and bonus were paid by Televisa and his bonus was reimbursed by the Company in 1993. In 1994 and 1995, Mr. Davila's salary was paid by Televisa and reimbursed by the Company. His 1994 and 1995 bonuses were paid directly by the Company. Mr. Davila, an officer of Televisa, has resigned from Univision, effective upon the closing of the Offering.
(9) Mr. Rodriguez was paid by the Network.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

     The Company has agreed to pay Mr. Perenchio $100,000 per month for up to a maximum of six months following the closing of this Offering for his services as Chief Executive Officer. The Company has commenced a search for a new Chief Executive Officer. If a new Chief Executive Officer is found, Mr. Perenchio is expected to continue to serve as Chairman of Board.

     On January 1, 1995 Messrs. Blank and Rodriguez entered into amended employment agreements with the Company, each of which expires on December 31, 1998. Mr. Blank's and Mr. Rodriguez's base salary under their respective amended employment agreements is $500,000 and $600,000 for 1996 and 1997 and $550,000 and $650,000 for 1998, respectively. In addition, based upon an annual review of each individual's performance and the results of operations and prospects of the Company, the Company may in its sole discretion grant Mr. Blank and Mr. Rodriguez a bonus. Each employment agreement may be terminated for cause, upon death or disability or without cause. In the case of a termination without cause, each of Mr. Blank and Mr. Rodriguez shall, subject to certain conditions regarding confidentiality, trade secrets and competitive activities, be entitled to receive his base salary for the remainder of the term of the employment agreement.

     Pursuant to an informal arrangement among the Principal Stockholders, the services of Messrs. Cahill and A. Jerrold Perenchio were provided by Perenchio in 1995, 1994 and 1993. Except as set forth below, neither individual was compensated in such capacity and none of the compensation paid to the above-named executive officers was paid by UTG in 1994 and 1993. Mr. Cahill was paid a total of $300,000 in each of 1994 and 1993 by Perenchio for the services he performed as an executive officer of UTG and the Network. In 1995, Mr. Cahill was paid $500,000 by Perenchio for services as an executive officer of UTG and the Network and one-half was charged to UTG. In addition, UTG paid a bonus to Mr. Cahill in 1996 and 1995 of $500,000 for each year for his services in 1995 and 1994.

401(K) SAVINGS AND THRIFT PLAN

     The Company presently has a retirement savings plan (the "401(k) Plan") covering all employees who have completed one year of service. The 401(k) Plan allows all employees to defer up to 15% of the total annual compensation that would otherwise be paid to the employee, which deferral in 1996 can not exceed $9,500. Employee contributions are invested in selected mutual funds according to the direction of the employee. The 401(k) Plan permits the Company each year to match up to the first 4% of the first 15% of the employee's salary, subject to certain limitations imposed by the Internal Revenue Service. During 1993, 1994, 1995 and 1996, the Company offered matching contributions to each eligible employee of 50%, 50%, 75% and 75%, respectively, of the first 4% of the first 15% of such employee's salary, subject to certain limitations imposed by the Internal Revenue Service.

1996 STOCK INCENTIVE PLAN

     The Company is considering establishing a stock incentive plan or other equity-based plan to attract, reward and retain personnel and to provide long-term incentives to those key employees (including executive officers and directors of the Company and its subsidiaries) and certain other eligible persons, including non-employee directors, certain consultants, advisors and agents who render or have rendered bona fide services to the Company or a subsidiary.

                              CERTAIN TRANSACTIONS

     The following is a description of certain agreements among the Principal Stockholders, certain of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The descriptions set forth below are qualified in their entirety by the agreements which are so filed.

PROGRAM LICENSE AGREEMENTS

     For a discussion of programming provisions of the Program License Agreements, see "Business -- Program License Agreements." Additionally, pursuant to the Program License Agreements, Televisa and Venevision have the right to use, without charge, advertising time that is not sold to advertisers or used by the Company. There are limitations on the ability of Televisa and Venevision to use such time for telemarketing products and such time may be preempted to the extent sold to a paying advertiser. Televisa and Venevision may each also purchase for its own use non-preemptable time at the lowest spot rate for the applicable time period.

INTERNATIONAL PROGRAM RIGHTS AGREEMENT

     As part of an agreement with Televisa and Venevision to amend and restate the Program License Agreements to reduce royalties payable by Univision thereunder from a maximum of 20% of Combined Net Time Sales to a maximum of 15% of Combined Net Time Sales, the Company agreed to grant foreign rights in Univision-produced programs to Televisa and Venevision. With respect to Univision-produced programs that are on the air as of the date of the Offering, as well as Univision-produced programs that are deemed to replace such programs because they share two or more characteristics such as talent, format and theme, daypart or title with such replaced programs ("Grandfathered Programs"), Televisa will own Mexican rights, Venevision will own Venezuelan rights and Televisa and Venevision will each own undivided interests in the rights in all other territories (other than the U.S. territory), including Puerto Rico. With respect to programs produced by Univision other than Grandfathered Programs, Televisa will own Mexican rights, Venevision will own Venezuelan rights and the Company will own the rights in all other territories. With respect to Grandfathered Programs, the rights described above will revert back to the Company from Televisa or Venevision, as the case may be, when the Program License Agreement to which Televisa or Venevision, as the case may be, terminates. With respect to other programs, the rights described above will revert back to the Company from Televisa or Venevision, as the case may be, when Televisa or Venevision, as the case may be, owns less than the Required Amount.

PARTICIPATION AGREEMENT

     Pursuant to a Participation Agreement (the "Participation Agreement") Perenchio, Televisa and Venevision have agreed that none of them will enter into certain transactions involving Spanish-language television broadcasting or a Spanish-language television network in the U.S. (each, an "Exclusive Transaction") without first offering the Company the opportunity to acquire a 50% economic interest. For instance, Televisa is required to offer the Company the opportunity to acquire a 50% economic interest in Televisa's interest in the Televisa DBS joint venture to the extent it relates to U.S. Spanish-language broadcasting. The Participation Agreement provides that if the Company elects to participate in an Exclusive Transaction, the offeror party will have substantial control over management of such transaction.

     To the maximum extent permitted by law, subject to the obligations of the Principal Stockholders under the Participation Agreement and other agreements described herein, the Principal Stockholders, their respective affiliates and the stockholders, officers, directors and employees of the Principal Stockholders and their respective affiliates (i) may engage in any activity, including but not limited to competing with Univision and its subsidiaries, (ii) may acquire, own, broker, lease or operate any business and (iii) shall not be under any obligation to communicate or present any opportunity or potential transaction or matter to the Company.

WARRANTS

     In connection with the Acquisition, Televisa and Venevision were issued Warrants to purchase Common Stock, which if exercised would have increased the ownership of each of them in the Company to 25%. The Warrants are not exercisable unless it is lawful for the holder to own the number of shares issuable as a result of such exercise and such exercise would not violate the Communications Act. Subject to applicable securities laws, the Warrants are freely transferable. The Warrants are exercisable for Class T Common Stock and Class V Common Stock, as the case may be. However, at the option of Televisa or Venevision, or if the Warrants are not held by Televisa or Venevision or their permitted transferees, the Warrants are exercisable for Class A Common Stock. As part of the Reorganization, the Warrants have been adjusted so that after the Offering they will be exercisable for Common Stock at an exercise price of $0.13 per share and, if fully exercised, Televisa and Venevision would each own 20.4% of the Common Stock of the Company.

REGISTRATION RIGHTS AGREEMENT

     After this Offering, all existing stockholders will be entitled, upon expiration of the lock-up agreements with the Underwriters, to certain rights with respect to the registration of their shares under the Securities Act. Under the terms of the Registration Rights Agreement to which each of the existing stockholders of the Company is a party, Perenchio will have the right to cause the Company to file registration statements with respect to Perenchio's Common Stock on four separate occasions and each of Televisa and Venevision will have the right to cause the Company to register their shares of Common Stock on two separate occasions. Additionally, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, each of the Principal Stockholders is entitled, subject to certain limitations and exceptions, to notice of such registration and is entitled to include shares of Common Stock therein. In addition, at any time after the Company becomes eligible to file registration statements on Form S-3 under the Securities Act, the Principal Stockholders may request that the Company file a registration statement on Form S-3 with respect to their shares of Common Stock, provided that the registration statement with respect to such offering shall contain only the information required by such Form S-3, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. In general, all fees, costs and expenses of such registration (other than underwriting fees and commissions) will be borne by the Company except for registration statements under Form S-3 in which case such registration expenses will be borne by the persons registering securities under such registration statements.

SPONSOR LOANS

     Televisa and Venevision, pursuant to certain agreements, agreed to enhance UTG's cash flow by providing the Sponsor Loans each quarter in an amount required by its lenders, subject to certain limitations. Each Sponsor Loan is subordinated to all third-party acquisition financing, has an initial term of 15 years, bears interest at the lesser of the prime rate (as defined therein) and 10% and requires no payment of interest or principal until maturity. The Sponsor Loans have been used to repay indebtedness under the Old Bank Facility. The Sponsor Loans will be repaid in connection with the Reorganization, and Televisa and Venevision will have no further obligations to make Sponsor Loans subsequent thereto. See "Reorganization" and Note 6 of Notes to Consolidated Financial Statements of PCI.

PROGRAM COST SHARING AGREEMENT

     Under the Program Cost Sharing Agreement (which will be terminated as part of the Reorganization) the Network had the right, subject to certain exceptions, to cause Televisa and Venevision to pay one-half of the direct and indirect costs of any Company produced programs or programs acquired from third parties. The Network paid the remaining one-half of such costs. The Network owns all available U.S. rights, except in Puerto Rico, to programs produced or acquired under the Program Cost Sharing Agreement, Televisa owns the Mexican rights, Venevision owns the Venezuelan rights and Televisa and Venevision each own undivided interests in the rights with respect to the rest of the world. The Network does not share in any revenues from exploitation of these programs outside the U.S. From January 1, 1996 through the consummation of the Reorganization, the Network, Televisa and Venevision have agreed that in lieu of cash payments under the Program Cost Sharing Agreement, UTG will receive payment in the form of notes issued as Sponsor Loans equal to the costs to be funded under the Program Cost Sharing Agreement by Televisa and Venevision. See Note 3 of Notes to Consolidated Financial Statements of PCI.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of June 30, 1996 (after giving effect to the Reorganization) by (i) each person who is known by the Company to own beneficially 5% or more of the outstanding shares of any class of the Common Stock, (ii) each of the Company's directors and executive officers who own any shares of any class of the Common Stock, and (iii) all directors and executive officers as a group. Since the Class P Common Stock has 10 votes per share on substantially all matters submitted to stockholders, Perenchio will have, after giving effect to the issuance of the shares offered hereby, 96% of the aggregate voting power of the Class A and the Class P Common Stock combined and 92% of the aggregate voting power of the Common Stock. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                    NUMBER OF               PERCENT OF      PERCENT OF CLASS A
                                                     SHARES                   CLASS A          COMMON STOCK
                                                   OF CLASS A                 COMMON           BENEFICIALLY
                                                  COMMON STOCK                 STOCK              OWNED
                                                  BENEFICIALLY             BENEFICIALLY       POST-OFFERING
                                                      OWNED                    OWNED        ASSUMING WARRANTS
       NAME AND ADDRESS        TITLE OF CLASS  PRE-OFFERING(1)(2)        POST-OFFERING(2)    ARE EXERCISED(2)
- ------------------------------ --------------  -------------------       -----------------  ------------------
A. Jerrold Perenchio           Class P              22,065,720(3)              53.9%               39.8%
  1999 Avenue of the Stars,    Common Stock
  Suite 3050
  Los Angeles,
  California 90067
Grupo Televisa, S.A.           Class T               4,455,368(3)(4)            10.9                20.4(6)
  Avenida Chapultepec, No. 28  Common Stock
  06724 Mexico, D.F.
  Mexico
Venevision                     Class V               4,455,368(3)(4)(5)         10.9                20.4(6)
  c/o Finser Corporation       Common Stock
  550 Biltmore Way,
  9th Floor
  Coral Gables,
  Florida 33134
The Davila Family, LLC         Class A, P, T         1,075,601(3)(4)             2.6                 3.2
  c/o Suite 2500               and V
  One New York Plaza           Common Stock
  New York, New York 10004
Stephen P. Rader               Class A               1,161,355                   2.8                 2.1
  1999 Avenue of the Stars,    Common Stock
  Suite 3050
  Los Angeles,
  California 90067
All directors and              Class P and          26,521,088(3)(4)            64.8                60.3(6)
  executive officers as a      Class V
  group (8 persons)            Common Stock

- ----------------------------
(1) Each of the listed stockholders will beneficially own 100% of their respective class, both before and after the Offering, except The Davila Family, LLC and Mr. Rader, who will own 10.7% and 11.6%, respectively, of the Class A Common Stock after the Offering.

(2) The Class P, Class T and Class V Common Stock may be converted into Class A Common Stock at any time in accordance with their terms. See "Description of Capital Stock."

(3) Perenchio, Televisa and Venevision have each formed a partnership in which they are the general partner and The Davila Family, LLC is the managing general and limited partner and retains full voting and dispositive power. The partnership with Perenchio owns 595,659 shares of Class A Common Stock and

    6,017 shares of Class P Common Stock. The partnerships with Televisa and Venevision each own 234,593 shares of Class A Common Stock and 2,370 shares of Class T and Class V Common Stock, respectively. The partnerships with Televisa and Venevision also each own Warrants to purchase 361,066 shares of Class A Common Stock and 3,647 shares of Class T and Class V Common Stock, respectively. If the partnerships are terminated, The Davila Family, LLC would own 1,064,845 shares of Class A Common Stock, Perenchio would own 22,071,737 shares of Class P Common Stock, Televisa would own 4,457,737 shares of Class T Common Stock and Venevision would own 4,457,737 shares of Class V Common Stock.

(4) Excludes 6,860,979 shares of Class T Common Stock, 6,860,979 shares of Class V Common Stock and 722,132 shares of Class A Common Stock, issuable upon exercise of the Warrants held by Televisa, Venevision and The Davila Family, LLC. Such shares may be exercised by either Televisa or Venevision, so long as the aggregate shares owned by Televisa, Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock.

(5) A trust for the benefit of the family of Gustavo A. Cisneros and a trust for the benefit of the family of Ricardo Cisneros each owns a 50% indirect beneficial ownership interest in the equity of the Venevision affiliates that own these shares.

(6) The Warrants to purchase Class T Common Stock and Class V Common Stock are subject to certain exercise restrictions. See "Certain
    Transactions -- Warrants."

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and the provisions of the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Restated Certificate of Incorporation of the Company provides for three classes of directors: six Directors to be elected by the holders of the Class A Common Stock and the Class P Common Stock (the "Class A/P Directors"); one to three Directors to be elected by the holders of the Class T Common Stock (the "Class T Directors"); and one to three Directors to be elected by the holders of the Class V Common Stock (the "Class V Directors").

     Effective upon the closing of this Offering, the authorized capital stock
of the Company will consist of            shares of Common Stock, par value $.01
per share, and           shares of preferred stock, par value $.01 per share.
The Common Stock is divided into four classes, Class A Common Stock, Class P
Common Stock, Class T Common Stock and Class V Common Stock. As of             ,
1996, giving effect to the Reorganization but not this Offering, the Company's issued and outstanding capital stock consisted of (i) 2,226,200 shares of Class A Common Stock, none of which were owned by the Principal Stockholders, (ii) 22,071,737 shares of Class P Common Stock, all of which were owned by Perenchio,
(iii) 4,457,737 shares of Class T Common Stock, all of which were owned by Televisa, and (iv) 4,457,737 shares of Class V Common Stock, all of which were owned by Venevision. See "Principal Stockholders." An additional 722,132 shares of Class A Common Stock, 6,860,979 shares of Class T Common Stock and 6,860,979 shares of Class V Common Stock are available for issuance upon exercise of the Televisa and Venevision Warrants, respectively. See "Certain
Transactions -- Warrants."

COMMON STOCK

     Class A Common Stock. Holders of Class A Common Stock are entitled to receive such dividends as may from time to time be declared by the Board out of funds legally available therefor. Holders of Class A Common Stock are entitled to one vote per share on all matters on which they are entitled to vote. The holders of the Class A Common Stock, voting together with the holders of the Class P Common Stock (and the Class T Common Stock and the Class V Common Stock to the extent a Voting Conversion has occurred with respect to such class), elect the Class A/P Directors (and alternate directors) of the Company. The Class A/P Directors presently constitute six of the eight directors of the Corporation, but in no event will constitute less than 50% of the Board of Directors. Holders of Class A Common Stock have no preemptive, conversion, redemption or sinking funds rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Class A Common Stock are entitled to share with all other holders of any class of Common Stock equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Class A Common Stock are, and the shares of Class A Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Class A Common Stock are subject to any series of Preferred Stock that the Company may issue in the future.

     Class P Common Stock. Holders of the Class P Common Stock are entitled to the same rights, privileges and preferences as holders of the Class A Common Stock, except that holders of Class P Common Stock are entitled to 10 votes per share on all matters on which they are entitled to vote; provided that at any time that Perenchio is incapacitated (defined as Perenchio being subject to a conservatorship of the estate under applicable state law), the holders of the Class P Common Stock shall only be entitled to one vote per share. As mentioned above, the holders of Class P Common Stock and the holders of Class A Common Stock (and the Class T Common Stock and the Class V Common Stock to the extent a Voting Conversion has occurred with respect to such class) voting together, elect the Class A/P Directors (and alternate directors).

Each share of Class P Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. In addition, each share of Class P Common Stock will convert automatically into one share of Class A Common Stock upon the sale of such share of Class P Common Stock to a person that is not a Permitted Transferee (as defined below) of Mr. Perenchio. Additionally, each share of Class P Common Stock will convert automatically into one share of Class A Common Stock (i) upon the death of Mr. Perenchio or (ii) if Perenchio (and his Permitted Transferees) cease to own beneficially at least the Required Amount (as defined).

     Class T and Class V Common Stock. Holders of the Class T and Class V Common Stock are entitled to the same rights, privileges, and preferences as the holders of the Class A and Class P Common Stock, except (i) unless there has been a Voting Conversion with respect to any class, holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect one director and one alternate director (but no less than 12.5% of the Board); provided that at such time as the Communications Act permits at least 37.5% but less than 50% alien ownership of the Company's capital stock, the holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect two directors and two alternate directors (but no less than 20% of the Board) and at such time as the Communications Act permits 50% or more alien ownership of the Company's capital stock, the holders of Class T Common Stock and Class V Common Stock, each voting as a separate class, each elect three directors and three alternate directors (but no less than 25% of the Board),
(ii) unless there has been a Voting Conversion with respect to any class, holders of the Class T Common Stock and Class V Common Stock each votes as a separate class on matters which would adversely affect the special rights of such class, (iii) each share of Class T Common Stock will convert automatically into one share of Class A Common Stock upon the sale of any such shares to a person that is not a Permitted Transferee of Televisa and (iv) each share of Class V Common Stock will convert automatically into one share of Class A Common Stock upon the sale of any such shares to a person that is not a Permitted Transferee of Venevision.

     For purposes hereof, "Required Amount" with respect to a person means a number of shares equal to 30% of the number of shares owned by such person as of the closing of the Offering, subject to adjustments for stock splits and stock dividends, "Permitted Transferee" means (i) any entity all of the equity of which is directly or indirectly owned by the transferor, (ii) in the case of a transferor who is an individual, (a) such transferor's spouse and lineal descendants, personal representatives and heirs, (b) any trustee of any trust created primarily for the benefit of any, some or all of such spouse and lineal descendants (but which may include beneficiaries which are charities) or of any revocable trust created by such transferor, (c) following the death of such transferor, all beneficiaries under either such trust, (d) the transferor, in the case of a transfer from any Permitted Transferee back to its transferor and
(e) any entity all of the equity of which is directly or indirectly owned by any of the foregoing and "Voting Conversion" means with respect to the Class T Common Stock or the Class V Common Stock that the holders of such class own less than the Required Amount or have elected to lose their special voting rights, including the right to elect Class T or Class V Directors.

PREFERRED STOCK

     The Board is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, may have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price and the voting and other rights of the holders of Common Stock. Upon the consummation of the Reorganization, the

Company will not have any shares of Preferred Stock outstanding and has no plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND THE BYLAWS RELATING TO FOREIGN OWNERSHIP OF COMMON STOCK

     The Restated Certificate of Incorporation contains provisions designed to assist the Company in complying with the provisions of the Communications Act regulating the ownership of broadcasting companies by aliens. See
"Business -- Federal Regulation and New Technologies." The following is a summary of these provisions of the Restated Certificate of Incorporation and the Bylaws.

     Under the Communications Act, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation. The FCC has rarely if ever made such an affirmative finding. For the purpose of monitoring compliance with this provision, the Restated Certificate of Incorporation requires the Corporation, as promptly as practicable after shares of Common Stock are first held by more than 100 holders of record, to implement the procedures described below in this paragraph. The Restated Certificate of Incorporation requires the Company to maintain separate stock records for alien stockholders and non-alien stockholders. In addition, the Restated Certificate of Incorporation requires the Company to place on each certificate representing shares of stock owned, voted or otherwise controlled by an alien the legend "Foreign Share Certificate" and to place on each other stock certificate the legend "Domestic Share Certificate." Pursuant to the Restated Certificate of Incorporation, the holder of any shares of Company stock (other than Class T Common Stock or Class V Common Stock) represented by a Domestic Share Certificate is required, if such shares are owned, voted or otherwise controlled by an alien, to deliver such certificate to the Company to be replaced by a Foreign Share Certificate. Any holder of Foreign Share Certificates representing shares of the Class A Common that are not owned, voted or otherwise controlled by aliens, may deliver such Foreign Share Certificates to the Company or its agent to be replaced by Domestic Share Certificates. Any Foreign Share Certificates delivered to the Company for replacement with Domestic Share Certificates must be accompanied by an affidavit stating that the shares of the Company's stock represented by the Foreign Share Certificate are not owned, voted or otherwise controlled by an alien.

     The Restated Certificate of Incorporation provides that the Company will have the right to determine, by vote of the Company's Board of Directors or in conformity with regulations prescribed by the Company's

Board, whether any person is an alien, whether any shares of stock of the Company are owned, voted or otherwise controlled by aliens and whether any affidavit described above is false.

     Outstanding shares of Class A Common Stock held by a Disqualified Holder (as defined below) are subject to redemption by the Company, by action of the Board of Directors or in conformity with regulations prescribed by the Board of Directors to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Company or any of its subsidiaries, which license or franchise is conditioned upon some or all of the holders of the Company's stock possessing prescribed qualifications. The Restated Certificate of Incorporation prescribes the following terms and conditions for any such redemption: (a) the redemption price of the shares to be redeemed shall be equal to the lesser of (i) the Fair Market Value (as defined below) of such shares or (ii) if such stock was purchased by such Disqualified Holder within one year of the redemption date, such Disqualified Holder's purchase price for such shares; (b) the redemption price of such shares may be paid in cash, securities (valued according to a specified method) or any combination thereof; (c) if less than all the shares held by Disqualified Holders are to be redeemed, the shares to be redeemed will be selected in such manner as is determined by the Board of Directors or in conformity with regulations prescribed by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot, selection based upon failure to comply with the provisions described in this paragraph or selection in any other manner determined by the Board of Directors or in conformity with regulations prescribed by the Board of Directors; (d) at least 30 days written notice of the redemption date must be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), except that the redemption date may be the date on which written notice is given to such record holders if cash, securities or a combination thereof sufficient to effect the redemption is deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed;
(e) from and after the redemption date, any and all rights of whatever nature, which may be held by the owners of shares called for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), will cease and terminate and such owners will thenceforth be entitled only to receive the cash, securities or a combination thereof payable in respect of such redemption; and (f) such other terms and conditions as the Board of Directors may determine.

     For purposes of the foregoing provisions of the Restated Certificate of Incorporation, the following meanings are assigned to certain terms:
"Disqualified Holder" means any holder of capital stock (other than Class T Common Stock or Class V Common Stock) whose holding of such stock, either individually or when taken together with the holding of shares of any class or series of stock of the Company by any other holders, may result, in the judgment of the Board of Directors, in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by the Company or any of its subsidiaries to conduct any portion of its business. "Fair Market Value" of a share of any class or series of stock of the Company means the average closing price for such a share for each of the 45 most recent days on which shares of stock of such class or series were traded preceding the fifth day prior to the day on which notice of redemption is given, except that if shares of stock of such class or series are not traded on any securities exchange or in the over-the-counter market, "Fair Market Value" is any value determined by the Board of Directors in good faith.

     The Restated Certificate of Incorporation also authorizes the Board of Directors to adopt such other provisions as the Board of Directors may deem necessary or desirable to avoid violation of the alien ownership provisions of the Communications Act and to carry out the provisions of the Restated Certificate of Incorporation relating to alien ownership.

BYLAW SUPERMAJORITY VOTING PROVISIONS

     The Bylaws of the Company provide that without the approval of the Board by a vote which includes, in addition to any other required vote of directors, the affirmative vote of a majority of the Class T Director(s) (so long as there has not been a Voting Conversion with respect to holders of Class T Common Stock) and a majority of the Class V Director(s) (so long as there has not been a Voting Conversion with respect to Class V Common Stock), the Company shall not (subject to certain exceptions) directly or through its subsidiaries: (i) merge or consolidate, enter into a business combination with, or otherwise reorganize the Company with or into one or more entities; (ii) sell all or substantially all of the Company's assets to an entity that is not a wholly owned subsidiary of the Company; (iii) create, designate, issue, or sell out of treasury Common Stock of the Company or any of its subsidiaries or any equity securities (or securities with equity features) of the Company or any of its subsidiaries (other than to the Company or its wholly owned subsidiaries);
(iv) pay any dividend or make any distribution to holders of any equity securities of the Company including by way of redemption or repurchase of securities; (v) engage in any business transaction outside of the Company's ordinary course of business (which for purposes hereof, shall mean any media, communications and broadcast businesses) or (vi) dissolve, liquidate or terminate the Company.

     The Bylaws of the Company also provide that without the approval of the Board by a vote which includes, in addition to any other required vote of directors, the affirmative vote of a majority of the Class T Directors (so long as a Voting Conversion has not occurred with respect to the Class T Common Stock) or a majority of the Class V Director(s) (so long as a Voting Conversion has not occurred with respect to the Class V Common Stock), the Company shall not directly or through its subsidiaries: (i) acquire or dispose of assets in any one transaction or series of related transactions for a purchase or sale price in excess of $50 million, (ii) dispose of any interest in any television station which broadcasts in Spanish in any of the top 15 markets in terms of Hispanic population, (iii) incur debt (or issue preferred stock) (other than capitalized lease obligations for satellite transponders) as of any date in excess of (x) the Company's EBITDA for the twelve-month period ending on the last day of the quarter preceding such date, multiplied by (y) five, (iv) produce or acquire certain programs (as described below), (v) enter into any transaction with Perenchio or any person related to Perenchio or any of their respective affiliates, or (vi) employ or set compensation or severance levels for (a) any relatives of any executive officer of, or consultant to, the Company, or any employee of such consultant, or (b) any part-time executive of the Company, or (c) any employees or relatives of Perenchio, Televisa or Venevision or any of their respective affiliates. For purposes of subparagraph
(iii) above, EBITDA means the sum of net income, total depreciation expense, amortization expense, interest expense and taxes as determined in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"); provided that in the case of debt incurred for the purposes of an acquisition, EBITDA shall be determined on a pro-forma basis giving effect to such acquisition.

     Production or acquisition of programs by the Company will not require approval of the Class T Directors or Class V Directors if such programs are Grandfathered Programs. Moreover, such consent will not be required for the production or acquisition of any other programs by the Company unless (i) incremental EBITDA in any fiscal year is less than 30% of the incremental sales in that year and (ii) total EBITDA in the year in question as a percentage of total sales is less than the greater of (a) 30% or (b) five percentage points below the average of the three highest consecutive years within the prior ten years (or since 1992 if less than ten years) (the "Three Year Margin"). For purposes of determining EBITDA and sales, only the results of the Network, the O&Os and Galavision are included. All other businesses and certain special programming are to be disregarded. The special voting rights set forth above with respect to special programming are to continue in effect until the Company, in any subsequent fiscal year, increases its overall ratio of EBITDA to sales to the higher of (x) 2.5% or less below the Three Year Margin or (y) 32.5%. All determinations are to be made based upon the Company's audited financial statements.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS AGREEMENTS

     The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions of the Articles of Incorporation and the Bylaws of the Company summarized above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Class A Common Stock is The Bank of New York.

LISTING

     There is no established public trading market for the Company's Common Stock. Application has been made to list the Class A Common Stock on the NYSE under the symbol "UVN."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this Offering could adversely affect the market price of the Class A Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. Upon the closing of this Offering, the Company will have outstanding 40,963,411 shares of Common Stock. All of the shares of Class A Common Stock sold in this Offering will be freely tradeable under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of lock-up agreements between the Company, its directors and officers and the existing stockholders and the Underwriters, which will occur 180 days after the date of this Prospectus (the "Effective Date"), all of the shares of Common Stock owned by existing stockholders (the "Restricted Shares") will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Class A Common Stock then outstanding (approximately 99,762 shares immediately after this Offering) or (ii) the average weekly trading volume of the Company's Class A Common Stock on the NYSE during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

     The Company's officers, directors and existing stockholders have agreed with the Underwriters that until 180 days after the Effective Date they will not directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission") and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. The Company has also agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock (including, without limitation, shares of Common Stock which may be deemed to be beneficially owned by the Company in accordance with the rules and regulations of the Commission and shares of Common Stock which may be issued upon exercise of a stock option or warrant) or any securities convertible into or exercisable or exchangeable for such Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock for a period of 180 days after the Effective Date, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation subject to certain limited exceptions including grants of options and sales of shares under the Company's stock benefit plans. The lock-up agreements with the Representatives may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Donaldson, Lufkin & Jenrette Securities Corporation. After this Offering, all existing stockholders will be entitled, upon expiration of the lock-up agreements with the Underwriters, to certain rights with respect to registration of their shares under the Securities Act. See "Certain Transactions -- Registration Rights Agreement."

                                  UNDERWRITING

     Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), a syndicate of Underwriters named below (the "Underwriters") for whom Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 7,750,000 shares of Class A Common Stock. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below.

                                                                             NUMBER
                                  UNDERWRITER                               OF SHARES
        ----------------------------------------------------------------    ---------
        Donaldson, Lufkin & Jenrette Securities Corporation.............
        Goldman, Sachs & Co.............................................
        Merrill Lynch, Pierce, Fenner & Smith Incorporated..............
        Morgan Stanley & Co. Incorporated...............................

                                                                              -------
                  Total.................................................    7,750,000
                                                                              =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Class A Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Class A Common Stock (other than the shares of Class A Common Stock covered by the over-allotment option described below) must be so purchased.

     Prior to this Offering, there has been no established trading market for the Class A Common Stock. The initial price to the public for the Class A Common Stock offered hereby was determined by negotiation between the Company and the Representatives. The factors considered in determining the initial price to the public included the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this Offering and the recent market prices of securities of generally comparable companies.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) as such price less a
concession not to exceed $          per share. The Underwriters may allow, and
such dealers may reallow, discounts not in excess of $          per share to any
other Underwriter and certain other dealers.

     The Company has granted to the Underwriters an option to purchase up to an aggregate of 1,162,500 additional shares of Class A Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Company and its officers, directors and existing stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for 180 days after the Effective Date without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation and provided that the Company may issue shares of Common Stock upon the exercise of outstanding Warrants, grant options and issue shares of Common Stock upon the exercise of options under any Company stock incentive plan. See "Shares Eligible for Future Sale."

     The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Class A Common Stock offered hereby.

                                 LEGAL MATTERS

     The validity of the shares of the Class A Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements and schedules of Perenchio Communications, Inc. and The Univision Network Holding Limited Partnership as of December 31, 1994 and 1995, and for each of the years ended December 31, 1993, 1994 and 1995, included in the Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Class A Common Stock to be sold pursuant to the Offering. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor and 7 World Trade Center, New York, New York, 10048. For additional information with respect to the Company, the Class A Common Stock and related matters and documents, reference is made to the Registration Statement and the exhibits thereto. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Company will issue to its stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue to its stockholders such other interim reports as it deems appropriate.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PERENCHIO COMMUNICATION, INC. AND SUBSIDIARIES

  Report of Independent Public Accountants............................................    F-2
  Consolidated Balance Sheets at December 31, 1994, 1995 and March 31, 1996...........    F-3
  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994,
     1995 and the Three Month Periods Ended March 31, 1995 and 1996...................    F-4
  Consolidated Statements of Changes in Stockholders' Deficit For the Years Ended
     December 31, 1993, 1994, 1995 and the Three Month Period Ended March 31, 1996....    F-5
  Consolidated Statements of Cash Flows For the Years Ended December 31, 1993, 1994,
     1995 and the Three Month Periods Ended March 31, 1995 and 1996...................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7


UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP AND SUBSIDIARY

  Report of Independent Public Accountants............................................   F-21
  Consolidated Balance Sheets at December 31, 1994, 1995 and March 31, 1996...........   F-22
  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994,
     1995 and the Three Month Periods Ended March 31, 1995 and 1996...................   F-23
  Consolidated Statements of Changes in Partners' Equity For the Years Ended December
     31, 1993, 1994, 1995 and the Three Month Period Ended March 31, 1996.............   F-24
  Consolidated Statements of Cash Flows For the Years Ended December 31, 1993, 1994,
     1995 and the Three Month Periods Ended March 31, 1995 and 1996...................   F-25
  Notes to Consolidated Financial Statements..........................................   F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Perenchio Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Perenchio Communications, Inc. (a Delaware Corporation) and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perenchio Communications, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 31, 1996
(Except with respect to the
matters discussed in Note 12, as to
which the date is June 17, 1996.)

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                   DECEMBER 31, 1994, 1995 AND MARCH 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  DECEMBER 31,        MARCH 31,
                                                               -------------------   ------------
                                                                 1994       1995         1996
                                                                                     (UNAUDITED)
                                             ASSETS
Current assets:
Cash and cash equivalents....................................  $  5,869   $ 14,029     $  9,777
Accounts receivable, less allowance for doubtful accounts of
  $5,090 in 1994, $3,853 in 1995 and $4,333 in 1996..........    34,136     37,951       30,938
Prepaid expenses and other...................................     2,624      3,043        2,585
                                                               --------   --------     --------
Total current assets.........................................    42,629     55,023       43,300
Property and equipment, less accumulated depreciation of
  $8,676 in 1994, $13,888 in 1995 and $15,356 in 1996........    21,332     25,557       27,635
Intangible assets, less accumulated amortization of $58,234
  in 1994, $86,520 in 1995 and $93,597 in 1996...............   484,034    451,111      444,034
Deferred financing costs, less accumulated amortization of
  $9,793 in 1994, $13,597 in 1995 and $14,511 in 1996........    16,273     12,193       11,136
Deferred income taxes........................................        --      2,000        2,000
Other assets.................................................     1,588      1,746        1,848
                                                               --------   --------     --------
Total assets.................................................  $565,856   $547,630     $529,953
                                                               ========   ========     ========
                              LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities.....................  $ 34,135   $ 41,266     $ 34,096
Due to the Network...........................................    51,340     64,505       44,042
Accrued interest.............................................     6,943      6,281        2,665
Current portion of program rights obligations................     5,099      1,899        1,234
Current portion long-term debt...............................    30,033     17,313       27,399
                                                               --------   --------     --------
Total current liabilities....................................   127,550    131,264      109,436
Long-term debt, net of current portion and including accrued
  interest...................................................   317,070    249,840      246,989
Related party long-term debt, including accrued interest and
  accrued and variable dividends payable.....................    70,722    112,381      115,107
Sponsor loans, including accrued interest....................    60,482    108,361      118,517
Program rights obligations, net of current portion...........     5,717        753          638
Other long-term liabilities..................................     1,773      1,301        1,325
Minority interest (including subsidiary's preferred stock and related dividends due minority stockholders of $715 in
  1994, $8,908 in 1995 and $47 in 1996)......................    11,713     19,405       18,520
Stockholders' deficit:
Common stock; $.01 par value, 10,000 shares authorized,
  issued and outstanding.....................................        --         --           --
Preferred stock: $.01 par value, 108,000 shares authorized,
  72,533 issued and outstanding..............................         1          1            1
Paid-in-capital..............................................    22,297         --           --
Accumulated deficit..........................................   (51,469)   (75,676)     (80,580)
                                                               --------   --------     --------
Total stockholders' deficit..................................   (29,171)   (75,675)     (80,579)
                                                               --------   --------     --------
Total liabilities and stockholders' deficit..................  $565,856   $547,630     $529,953
                                                               ========   ========     ========

                See notes to consolidated financial statements.

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND THE
               THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             DECEMBER 31,                            MARCH 31,
                               ----------------------------------------     ---------------------------
                                  1993            1994           1995          1995            1996
                                                                            (UNAUDITED)     (UNAUDITED)
Net revenues.................  $   104,675     $   139,007     $173,108      $  34,547        $39,191
Direct operating expenses....       26,247          27,279       36,363          7,504          8,115
Selling, general and
  administrative expenses....       35,472          46,145       59,384         13,353         16,012
Depreciation and
  amortization...............       33,970          31,719       33,528          8,158          8,532
                                  --------        --------     --------        -------        -------
Operating income.............        8,986          33,864       43,833          5,532          6,532
Interest expense, net........       33,291          32,852       36,260          9,174          8,339
Interest expense on related
  party long-term debt.......        3,605           4,394        3,962          1,094          1,797
Amortization of deferred
  financing costs............        4,580           5,419        3,925          1,160            973
Minority interest in net
  income (loss) of
  consolidated subsidiary....       (5,309)         (1,202)       7,692           (818)          (885)
Provision for income taxes...           --             140           --             --             --
                                  --------        --------     --------        -------        -------
Loss before extraordinary
  loss on extinguishment of
  debt.......................      (27,181)         (7,739)      (8,006)        (5,078)        (3,692)
Extraordinary loss on
  extinguishment of debt.....           --          (4,321)        (801)            --           (283)
                                  --------        --------     --------        -------        -------
Net loss.....................  $   (27,181)    $   (12,060)    $ (8,807)     $  (5,078)       $(3,975)
                                  ========        ========     ========        =======        =======
Loss per share from
  continuing operations......  $ (2,718.10)    $   (773.90)    $ (63.21)     $ (507.80)       $(29.15)
Loss per share (Note 12).....  $ (2,718.10)    $ (1,206.00)    $ (69.53)     $ (507.80)       $(31.38)
Weighted average number of
  common shares outstanding
  (Note 12)..................       10,000          10,000      126,666         10,000        126,666

                See notes to consolidated financial statements.

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND THE
                    THREE MONTH PERIOD ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                        COMMON      PREFERRED     PAID-IN-     ACCUMULATED
                                         STOCK        STOCK       CAPITAL        DEFICIT        TOTAL
Balance, January 1, 1993..............  $    --      $      1     $ 22,297      $  (1,970)     $ 20,328
Dividends declared....................       --            --           --         (4,615)       (4,615)
Net loss for the year.................       --            --           --        (27,181)      (27,181)
                                        -------       -------      -------       --------      --------
Balance, December 31, 1993............       --             1       22,297        (33,766)      (11,468)
Dividends declared....................       --            --           --         (5,643)       (5,643)
Net loss for the year.................       --            --           --        (12,060)      (12,060)
                                        -------       -------      -------       --------      --------
Balance, December 31, 1994............       --             1       22,297        (51,469)      (29,171)
Dividends declared....................       --            --      (22,297)       (15,400)      (37,697)
Net loss for the year.................       --            --           --         (8,807)       (8,807)
                                        -------       -------      -------       --------      --------
Balance, December 31, 1995............       --             1           --        (75,676)      (75,675)
Dividends declared (unaudited)........       --            --           --           (929)         (929)
Net loss for the three month period
  (unaudited).........................       --            --           --         (3,975)       (3,975)
                                        -------       -------      -------       --------      --------
Balance, March 31, 1996 (unaudited)...  $    --      $      1     $     --      $ (80,580)     $(80,579)
                                        =======       =======      =======       ========      ========

                See notes to consolidated financial statements.

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND THE
               THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,                         MARCH 31,
                                                         ----------------------------------     ---------------------------
                                                           1993         1994         1995          1995            1996
                                                                                                (UNAUDITED)     (UNAUDITED)
Net loss...............................................  $(27,181)    $(12,060)    $ (8,807)     $  (5,078)      $  (3,975)
Adjustments to reconcile net loss to net cash from
  operating activities:
Depreciation...........................................     4,063        4,379        5,243          1,186           1,455
Amortization of intangible assets and deferred
  financing costs......................................    34,487       32,759       32,210          8,132           8,050
Accretion of interest on sponsor loans.................       629        3,125        7,298          1,436           2,244
Minority interest......................................    (5,309)      (1,202)       7,692           (818)           (885)
Extraordinary loss on extinguishment of debt...........        --        1,450          801             --             283
Changes in assets and liabilities:
  Accounts receivable..................................    (6,643)      (1,671)      (3,155)         9,024           7,013
  Due to the Network...................................    (3,057)     (14,350)     (14,983)        (5,046)         (3,583)
  Intangible assets....................................        --           --        2,000             --              --
  Deferred income taxes................................        --           --       (2,000)            --              --
  Prepaid and other assets.............................       173       (1,521)        (264)           165             356
  Accounts payable and accrued liabilities.............     6,374        5,740        4,605         (5,135)        (10,785)
  Sponsor loan payable.................................        --           --       (4,670)            --          (5,075)
  Accrued interest portion of long-term debt...........     4,285        5,155        4,819          1,307           2,037
  Obligations for program rights.......................        --        8,069       (4,417)        (2,717)           (780)
  Other, net...........................................       (87)        (769)         440            (10)             50
                                                         --------     --------     --------       --------        --------
Net cash provided by (used in) operating activities....     7,734       29,104       26,812          2,446          (3,595)
Cash flows from investing activities:
  Acquisition of WGBO, including acquisition costs, net
    of cash acquired...................................        --      (45,042)          --             --              --
  Acquisition of KXLN, including acquisition costs, net
    of cash acquired...................................        --      (21,171)          --             --              --
  Acquisition of property and equipment................    (1,877)      (5,379)     (10,064)        (2,160)         (3,564)
Organizational costs...................................        --       (3,000)          --             --              --
                                                         --------     --------     --------       --------        --------
Net cash used in investing activities..................    (1,877)     (74,592)     (10,064)        (2,160)         (3,564)
Cash flows from financing activities:
  Proceeds from issuance of long term debt.............        --       57,425           --          3,398          17,000
  Proceeds from sponsor loans..........................    22,792       33,936       45,251         10,737          12,986
  Repayment of long term debt..........................   (73,014)     (43,271)     (81,925)            --         (10,199)
  Advances from (to) the Network.......................    48,106        3,999       28,148        (12,437)        (16,880)
  Deferred financing costs.............................    (5,834)      (2,428)         (62)           (62)             --
                                                         --------     --------     --------       --------        --------
Net cash (used in) provided by financing activities....    (7,950)      49,661       (8,588)         1,636           2,907
Net increase (decrease) in cash........................    (2,093)       4,173        8,160          1,922          (4,252)
Cash and cash equivalents, beginning of period.........     3,789        1,696        5,869          5,869          14,029
                                                         --------     --------     --------       --------        --------
Cash and cash equivalents, end of period...............  $  1,696     $  5,869     $ 14,029      $   7,791       $   9,777
                                                         ========     ========     ========       ========        ========
Supplemental disclosure of cash flow information:
  Interest paid during the period......................  $ 24,808     $ 29,402     $ 28,108      $   4,798       $   9,366
                                                         ========     ========     ========       ========        ========
Supplemental disclosure of non-cash transactions:
  Related party notes issued in payment of preferred
    stock dividends (Note 5)...........................  $  4,615     $  5,643     $ 37,697      $   1,405       $     929
                                                         ========     ========     ========       ========        ========
Supplemental disclosure of non cash activity regarding
  acquisitions:
Total assets acquired, net of cash.....................  $     --     $ 82,117     $     --      $      --       $      --
Liabilities assumed....................................        --      (11,774)          --             --              --
Net assets acquired....................................        --       70,343           --             --              --
Accrued acquisition costs..............................        --       (4,130)          --             --              --
                                                         --------     --------     --------       --------        --------
                                                         $     --     $ 66,213     $     --      $      --       $      --
                                                         ========     ========     ========       ========        ========

                See notes to consolidated financial statements.

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 1. ORGANIZATION AND ACQUISITION

     Perenchio Communications, Inc. ("PCI") and its 80% owned subsidiary, PTI Holdings, Inc. ("PTIH") are beneficially owned by affiliates of A. Jerrold Perenchio (together with his affiliates "Perenchio"), affiliates of Grupo Televisa, S.A. de C.V. (together with its affiliates, "Televisa") and Dennevar, B.V., an affiliate of Venevision International Limited (together with its affiliates, "Venevision"), (collectively, the "Principal Stockholders"). Perenchio Television, Inc. ("PTI") is a wholly-owned subsidiary of PTIH and Univision Television Group, Inc. ("UTG") is a wholly-owned subsidiary of PTI. PCI, PTIH and PTI are holding companies and otherwise inactive. PCI and its subsidiaries are referred to as "the Company".

     PTIH is owned by PCI and affiliates of Televisa and Venevision. In total, Perenchio indirectly owns 76% of PTIH and Televisa and Venevision each indirectly own 12%. Each of Televisa and Venevision also own warrants to acquire from PCI an additional 13% of PTIH, which warrants cannot be exercised by either Televisa or Venevision (or by any other non-U.S. citizen) unless the foreign ownership restrictions of the Communications Act of 1934 are amended to permit increased alien ownership. Subject to certain restrictions, Televisa and Venevision may transfer such warrants. In the event Televisa and Venevision exercise these warrants, their ultimate ownership of PTIH would be 25% each.

     On August 2, 1994, the Company completed its acquisition of all of the stock of Combined Broadcasting of Chicago, Inc. The purchase price was approximately $36,000,000 plus the assumption of program rights obligations totaling approximately $11,000,000. The unpaid portion of program rights obligations is payable in varying amounts through the year 1999. The acquisition was financed with borrowings from the Bank Facilities. Substantially all of the purchase price has been allocated to intangible assets.

     On September 30, 1994, the Company completed its acquisition of all the stock of Pueblo Broadcasting Corporation which owns and operates a television station affiliated with the Network serving Houston, Texas. The purchase price was approximately $20,000,000 and was financed with borrowings from the Bank Facilities and cash generated through operations. Substantially all of the purchase price has been allocated to intangible assets. The impact of the Chicago and Houston acquisitions were not material to the Company financial statements taken as a whole.

     The Company owns and operates eleven Spanish-language full-power television stations serving New York, Los Angeles, Miami, San Antonio, San Francisco, Fresno, Dallas, Phoenix, Albuquerque, Houston and Chicago and six Spanish-language low-power television stations serving Hartford, Philadelphia, Tucson, Austin, Albuquerque and Bakersfield. The Company's television stations are affiliated with the Spanish-language television network owned and operated by The Univision Network Limited Partnership (the "Network"), which is also ultimately beneficially owned by the Principal Stockholders. See Note 3.

     The businesses of the Company and the Network are under separate management and ownership structures. Notwithstanding this separation, the business operations of the Company and the Network remain substantially dependent on one another. The Company is dependent on the Network for programming and advertising sales support while the Company represents 72% of the Network's total coverage of Hispanic households in the U.S. The Company and the Network are collectively referred to herein as the "Univision Group."

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 2. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts and operations of the Company and reflect the acquisitions described above under the purchase method of accounting. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year financial statements to conform with current presentation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's operations and its ability to grow may be affected by numerous factors, including changes in audience tastes, priorities of advertisers, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, proposals to eliminate the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

  Property and Equipment and Related Depreciation

     Property and equipment is carried on the basis of cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5 to 20 years; broadcast and other equipment over 3 to 7 years. Leasehold improvements are amortized over the remaining life of the lease. Depreciation and amortization include depreciation on property and equipment of $4,063,000, $4,379,000, $5,243,000, $1,186,000 and $1,455,000 for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, of which $3,535,000, $3,826,000, $4,581,000, $1,036,000 and $1,271,000 relate to direct operating expense and $528,000, $553,000, $662,000, $150,000 and $184,000 relate to selling, general and administrative expenses for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

  Intangible Assets

     Intangible assets consist of amounts by which the cost of acquisitions exceeded the values assigned to net tangible assets. The intangible assets primarily represent broadcasting licenses, network affiliation agreements, pre-sold advertising contracts, organization costs and goodwill. Pre-sold advertising contracts were amortized over a three month period ($4,734,000 in 1993 and $836,000 in 1994), organization costs of $11,164,000 are amortized over a five year period and all other intangible assets are being amortized on the straight-line method over 20 years.

     Subsequent to the acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

undiscounted operating income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable.

  Deferred Financing Costs

     Deferred financing costs are amortized over the life of the related debt or, in the case of interest rate protection instruments, over the period of the instrument.

  Accounts Payable and Accrued Liabilities

     As of December 31, 1994, 1995 and March 31, 1996 accounts payable and accrued liabilities is comprised of the following (in thousands):

                                                           DECEMBER 31,
                                                        -------------------     MARCH 31,
                                                         1994        1995         1996
        Trade accounts payable and accruals...........  $15,432     $15,324      $12,831
        Severance and litigation costs................    5,658       8,204        8,235
        Acquired stations integration costs (see note
          1)..........................................    3,170       4,055        3,934
        Facility consolidation costs..................    3,885       4,138        2,218
        Research costs................................    1,140         612          520
        Other.........................................    4,850       8,933        6,358
                                                        -------     -------      -------
                                                        $34,135     $41,266      $34,096
                                                        =======     =======      =======

  Minority Interest

     Minority interest represents the 20% interest in PTIH held by minority stockholders. Additionally, it includes the PTIH consolidated preferred stock and related dividends due minority stockholders. To the extent that the minority interest in the book value of PTIH, represents an asset, the Company charges the asset against the majority interest. Subsequent profits earned by PTIH applicable to the minority interest are allocated to the majority interest to the extent that minority losses have been previously absorbed by the majority stockholder.

  Net Revenues

     Net revenues represent gross revenues, including an allocation of network revenues, less agency commissions and a network service fee. Gross revenues and the related agency commissions and network service fees are recognized when advertising spots are broadcast.

  Barter Transactions

     The Company exchanges broadcast time for certain merchandise and services. Barter revenue and the related receivables are recorded when spots air at the fair value of the goods or services received or time aired, whichever is more readily determinable. Barter expense and the related liability are recorded when the goods or services are used or received.

  Accounting for Impairment of Long-lived Assets

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121 -- "Accounting for the Impairment of Long-lived Assets and for Long-lived

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

Assets to be Disposed of." This statement requires long-lived assets to be held and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles to be held and used should be based on the fair value of the asset. It also requires that those long-lived assets and identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. This standard is required to be adopted in 1996. Management estimates that the adoption of this standard will not have a material effect on the Company's financial statements.

  Earnings Per Share

     The effect of the warrants on the earnings per share calculation for 1993, 1994 and 1995 has not been presented as it was anti-dilutive.

 3. RELATED PARTY TRANSACTIONS

     In the normal course of business, the Company engages in significant transactions with the Network and, through other agreements, with the Principal Stockholders, as described below.

(a) NETWORK

  Network Affiliation Agreements

     Pursuant to Network Affiliation Agreements, the Network acts as the Company's exclusive sales representative for the sale of all national spot and network advertising. The Network allocates a portion of network advertising revenues to the Company's stations based on a formula. National spot sales represent time sold on behalf of the Company's stations by sales representatives employed by the Network. Proceeds of Network sales are remitted to the Company by the Network, net of an agency commission and a network service fee, as described below.

     The Network is obligated to offer programming to the Company and its Affiliated Stations for a minimum of 84 hours per week. For this service, the Company incurs a network service fee due the Network of 43% in 1993 and 38% in 1994, 1995 and first quarter 1996, of its net local, national and network sales revenues, subject to certain adjustments. The Network receives two minutes of air time for its own use each hour for which no compensation is received by the Company. Net revenues for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996 includes $88,569,000, $99,127,000, $140,465,000, $30,027,000 and $30,880,000, respectively, in gross revenues representing the Company's allocation of network sales, partially offset by a network service fee of $74,645,000, $73,459,000, $105,274,000,
$20,942,000 and $23,693,000 for the years ended December 31, 1993, 1994, 1995, and the three month periods ended March 31, 1995 and 1996, respectively.

  Cash Management

     The Company and the Network share a cash management system under which all excess cash at the Network is loaned daily on a subordinated basis from the Network to the Company (and cash shortfalls at the Network are funded by repayments or by subordinated loans from the Company to the Network). No interest is incurred on these subordinated loans. The net amount transferred to
(from) the Company for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996 totaled $48,106,000, $3,999,000, $28,148,000, $(12,437,000) and $(16,880,000), respectively. In 1993,
1994 and 1995, the net cash transferred from the Network to the Company was impacted by the transfer of net cash

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

generated by the Network's operations, the proceeds from amounts received by the Network under the Program Cost Sharing Agreements, and the proceeds from an advertiser prepayment covering the first half of 1994, 1995 and 1996.

     The amounts loaned to the Network pursuant to the Program Cost Sharing Agreements were repaid to Televisa, with interest, on January 28, 1994, at which time the Company had to make available to the Network approximately $16,200,000. In addition, on January 18, 1994, on January 18, 1995 and on January 18, 1996, the Network paid the fourth quarter 1993, 1994 and 1995 license fees totaling $8,708,000, $10,737,000, and $12,986,000, respectively, which the Company had to make available to the Network. The net cash transferred to the Company from the Network was also impacted by a change to Univision Group's cash management system during 1993, wherein the Network's depository accounts system was replaced by the Company's system. Payments received are remitted through the cash transfer system described above.

  Other

     The Company and the Network share certain financial and administrative personnel and facilities, and are parties to certain combined agreements. For the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, the Company charged the Network (net) $2,326,000, $3,541,000, $3,330,000, $847,000 and $864,000, respectively, for costs related to these items. These amounts are based upon management's estimates of the actual costs of such services provided.

(b) PRINCIPAL STOCKHOLDERS

  Senior Subordinated and Subordinated Notes Payable -- see Note 5.

  Sponsor Loans

     In connection with the acquisition of UTG and the Network, and the related financing, Televisa and Venevision have agreed to provide loans to UTG approximately 15 days after the end of each quarter in amounts as required by its senior lenders subject to certain thresholds (as defined) of the Univision Group ("Sponsor Loans"). The obligation to make such loans terminates at such time as the Company and the Network have distributed to the Principal Stockholders the aggregate amount of $100 million through dividends or other distributions (the "Return of Initial Financing"). Each Sponsor Loan is subordinated to all bank debt and Senior Subordinated Notes (third party acquisition financing), has an initial term of 15 years, bears interest at a rate of the lesser of the prime rate or 10%, and requires no payment of interest or principal until maturity. The Sponsor Loans are guaranteed by the Network and PTIH. Such guarantees are subordinated to the Network guarantee of third party acquisition financing. Upon the Return of Initial Financing, the holders of the Sponsor Loans may convert them to conversion notes, which will be similar to the Sponsor Loans with respect to subordination and interest, but will be payable in seven annual installments, subject to certain restrictions. The Sponsor Loans are made quarterly in arrears approximately fifteen days after quarter end. There were no Sponsor Loans made through December 31, 1992. During 1993, 1994, 1995 and the first quarter 1996, Sponsor Loans were made totaling $22,792,000, $33,936,000, $45,251,000 and $12,986,000, respectively. As of December 31, 1993,
1994, 1995 and March 31, 1996 accrued interest on these loans totaled $629,000, $3,754,000, $11,052,000 and $13,295,000, respectively. In December 1995,
Televisa and Venevision assigned to the Network $4,670,000 of Sponsor Loans owed to them by the Company. The assignment was in lieu of payment for program production costs, under the Program Cost Sharing Agreements to be incurred by the Network in the first quarter of 1996. This assignment is shown as a reduction to the Company's Sponsor Loans amount and an increase in the Due to the Network liability of $4,670,000 at December 31, 1995.

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

  Other

     The Principal Stockholders incurred financing and acquisition costs prior to the acquisitions. The Principal Stockholders were reimbursed on December 17, 1992 for all of these costs except for $1,000,000 withheld from each. This $3,000,000 was paid to the Principal Stockholders on March 14, 1994.

 4. PROPERTY AND EQUIPMENT

     Property and equipment, and accumulated depreciation and amortization, consist of the following as of December 31, 1994, 1995 and March 31, 1996 (in thousands):

                                                          DECEMBER 31,
                                                      --------------------     MARCH 31,
                                                       1994         1995         1996
        Land and improvements.......................  $ 2,394     $  2,394     $   2,394
        Building and improvements...................    3,689        4,666         4,825
        Broadcast equipment.........................   20,060       27,699        30,775
        Other equipment.............................    2,519        4,022         4,247
        Construction in progress....................    1,346          664           750
                                                      -------     --------      --------
                                                       30,008       39,445        42,991
        Accumulated depreciation and amortization...   (8,676)     (13,888)      (15,356)
                                                      -------     --------      --------
                                                      $21,332     $ 25,557     $  27,635
                                                      =======     ========      ========

 5. DEBT

     Long-term debt (excluding the Sponsor Loans) consists of the following at December 31, 1994, 1995 and March 31, 1996 (in thousands):

                                                         DECEMBER 31,
                                                     ---------------------     MARCH 31,
                                                       1994         1995         1996
        Bank term facility.........................  $155,000     $107,250     $ 107,250
        Standby term facility......................    50,000       50,000        50,000
        Bank working capital facility..............    35,000        9,000        19,000
        Senior subordinated notes..................    99,600       92,050        89,050
        Junior subordinated notes payable including
          accrued interest.........................     6,911        7,768         8,008
        Related party senior subordinated notes....    39,425       65,204        65,204
        Related party subordinated debt............    12,677       19,530        19,530
        Accrued interest -- related party senior
          subordinated notes and related party
          subordinated debt........................     8,158       12,120        13,917
        Variable dividend payable..................    10,462       15,527        16,456
        Other......................................       592        1,085         1,080
                                                     --------     --------      --------
                                                      417,825      379,534       389,495
        Less current portion.......................   (30,033)     (17,313)      (27,399)
                                                     --------     --------      --------
        Long term debt.............................  $387,792     $362,221     $ 362,096
                                                     ========     ========      ========

     The bank facilities consisted of a $210 million five-year amortizing term loan ("Term Facility") and a $65 million six-year revolving credit loan ("Working Capital Facility," and together with the Term Facility,

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

the "Bank Facilities"). The Term Facility and a portion of the Working Capital Facility were used to finance the acquisitions described in Note 1. The Bank Facilities require, among other things, mandatory prepayments equal to 75% of excess cash flow (as defined) of the Univision Group, in addition to net proceeds (as defined) received by the Univision Group in certain situations from the sale or other disposition of assets, to be applied to ratably reduce the Term Facility and the availability under the Working Capital Facility. Any such mandatory prepayments reduce the scheduled amortization of the Term Facility in inverse order of maturity.

     UTG amended its Bank Facilities during the 1994 period. The amended Bank Facilities, which total $400 million, consist of a $180 million five-year amortizing term loan, a $70 million six-year revolving credit loan, a $30 million six-year term loan, a $20 million five and one-half year term loan and a $100 million five and one-half year term loan available under a revolving credit facility, which to-date has not been borrowed against. The amendments, among other things, lengthened the maturity of the loans, adjusted certain financial covenants and lowered the applicable margin, as defined, on reference rate loans (to 0% to .5% per annum) and Eurodollar rate loans (to 1% to 1.75% per annum). Proceeds from the refinancing were also used to fund the station acquisitions, described in Note 1, provide the Network with cash to repay advances, made under the Program Cost Sharing Agreements together with accrued interest and to pay fees associated with these amendments. (See Note 3.)

     Interest is payable on fixed-rate borrowings at maturity of the borrowing, up to a maximum of three months, and payable quarterly on floating rate loans. At December 31, 1995, interest rates were 6.60% to 8.50% on the Bank Facilities. In January 1993, the Company purchased interest rate protection covering borrowings under the Bank Facilities of $165,000,000 through January 1995, and of $75,000,000 from January 1995 through January 1996, which caps Eurodollar rates at 4 3/8%, 6% and 6 7/8% for each of the three years in the period, respectively. The fee paid for the interest rate protection instruments of $1,330,000 was capitalized as deferred financing costs and is being amortized over the period of the instruments on the straight line basis. A commitment fee is payable on the unused portion of the Working Capital Facility equal to one half of one percent of such amount.

     The Bank Facilities are secured by a security interest in substantially all of the assets of the Univision Group (subject to limitations of federal law in the case of the FCC licenses of the Company), and the rights of the Univision Group under certain Program License Agreements and Program Cost Sharing Agreements between the Network and Televisa and Venevision. The Bank Facilities are also guaranteed by UNHP and PTI.

     As of December 31, 1995 the Company had $161.0 million available under the Bank Facilities.

     The Senior Subordinated Notes mature on January 15, 2001 and are subordinate to all Senior Indebtedness of the Company, including amounts outstanding under the Bank Facilities. The Notes accrue interest at a rate of 11 3/4%, payable semi-annually on January 15 and July 15. The first payment was made on July 15, 1993. The Notes are jointly, severally and unconditionally guaranteed by the Network, UNHP and PTI and may be redeemed at a premium at the option of the Company, either in whole or in part, beginning in January 1997. The Company may be required to repurchase all or part of the Senior Subordinated Notes outstanding in the event of a change in control (as defined). As of December 31, 1994, 1995 and March 31, 1996 there were $99,600,000, $92,050,000 and $89,050,000, respectively, of these notes outstanding.

     The Junior Subordinated Notes, which have a face value of $10,306,000 and bear simple interest at 7%, were originally payable by PTIH to Hallmark Cards, Inc. ("Hallmark") in connection with the acquisition from the previous owner. The previous owner has since sold these Junior Subordinated Notes to a third party, which resold them to the public as a series of notes. The Junior Subordinated Notes are unsecured and all

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

interest and principal is due on December 17, 2002. The Junior Subordinated Notes were discounted at an effective rate of approximately 12.5% in accordance with the purchase method of accounting described in Note 1. The discount ($3,395,000, $2,538,000 and $2,298,000) at December 31, 1994, 1995 and March 31,
1996, respectively), which is shown as a reduction of the related debt, is being amortized under the interest method over the term of the Junior Subordinated Notes.

     Related party senior subordinated notes represents notes due to affiliates of Televisa and Venevision. These mature on December 16, 2003 and are subordinated to all Senior Indebtedness of the Company, including amounts outstanding under the Bank Facilities. The Notes accrue interest at a rate equal to the AFR average rate which was 7.26%, 6.99% and 6.99% at December 31, 1994, 1995 and March 31, 1996, respectively, payable on December 16, 2005 and were $39,425,000 at December 31, 1994, 1995 and March 31, 1996, respectively. Also, notes to the Principal Stockholders (at the PCI level) that mature on December 17, 2003 and accrue interest at a rate of 6.36% payable on December 16, 2003 were $0, $25,779,000 and $25,779,000 at December 31, 1994, 1995 and March 31,
1996, respectively.

     Related party subordinated debt represents debt due to affiliates of Televisa and Venevision. These notes mature on December 16, 2005 and are subordinated to all indebtedness of the Company, including amounts outstanding under the Bank Facilities. The related party subordinated debt accrues interest at a rate equal to 0.5% per annum in excess of the AFR average rate which was 7.76%, 7.49% and 7.49% at December 31, 1994, 1995 and March 31, 1996,
respectively, payable on December 16, 2005 and were $12,677,000 at December 31, 1994, 1995 and March 31, 1996, respectively. Also, notes to Principal Stockholders (at the PTIH level) mature on December 31, 2005 and accrue interest at a rate of 6.86% payable on December 16, 2005, were $0, $6,853,000 and $6,853,000 at December 31, 1994, 1995 and March 31, 1996, respectively.

     The accrued interest payable on the Related Party Senior Subordinated Notes and the Related Party Subordinated Debt was $8,158,000, $12,120,000 and $13,917,000 at December 31, 1994, 1995 and March 31, 1996, respectively.
Interest expense was $3,605,000, $4,394,000 $3,962,000, $1,094,000 and
$1,797,000 for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

     The Senior Subordinated Debt - Principal Stockholders (at the PTIH level) matures on December 16, 2003 and is subordinated to all Senior Indebtedness of the Company, including amounts outstanding under the Bank Facilities. The Senior Subordinated Debt-Principal Stockholders accrued interest at a rate of 6.66% and is payable on December 16, 2003. This debt arose from the preferred stock dividends which were declared by PTIH to the minority shareholders effective December 31, 1995. These dividends have been reflected as minority interest in PCI's 1995 financial statements.

     Long-term debt matures as follows (in thousands):

                                                               AT
                                                          DECEMBER 31,
                                                              1995
                        1996............................    $ 17,313
                        1997............................      40,341
                        1998............................      50,343
                        1999............................      59,292
                        2000............................          31
                        Thereafter......................     212,214
                                                            --------
                        Total...........................    $379,534
                                                            ========

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

     The Bank Facilities and Notes place various limitations and other restrictions on the Univision Group, PTI and UNHP regarding, among other things, the incurrence of indebtedness and liens, payment of dividends, disposition of assets, and transactions with affiliates. In addition, the Bank Facilities contain several performance tests based upon the Univision Group's operating cash flow (as defined).

     The Company estimates that the fair value of the bank debt at December 31, 1995 approximates book value. The fair value and the carrying value of the Notes is approximately $103,600,000 and $99,600,000, respectively, as of December 31, 1994, $98,500,000 and $92,050,000 respectively, as of December 31, 1995 and
$95,300,000 and $89,050,000, respectively, as of March 31, 1996. The fair value of the Sponsor Loans due to Televisa and Venevision as of December 31, 1994 and 1995 is not determinable due to the unique provisions contained in the loan agreements.

     Interest expense, net, reflected in the accompanying consolidated statements of operations is comprised of the following for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996 (in thousands):

                                              DECEMBER 31,                   MARCH 31,
                                     -------------------------------     -----------------
                                      1993        1994        1995        1995       1996
        Bank Facilities............  $15,476     $15,194     $16,884     $4,595     $3,252
        Notes......................   16,450      13,752      11,519      2,926      2,699
        Sponsor Loans..............      629       3,125       7,298      1,436      2,244
        Junior Subordinated
          Notes....................      679         763         857        213        240
        Other - Net................       57          18        (298)         4        (96)
                                     -------     -------     -------     ------     ------
                                     $33,291     $32,852     $36,260     $9,174     $8,339
                                     =======     =======     =======     ======     ======

     Condensed financial information of UNHP and subsidiary is presented below (in thousands):

                                                         DECEMBER 31,           MARCH
                                                     ---------------------       31,
                                                       1994         1995         1996
        Current assets...........................    $ 89,516     $102,149     $ 83,369
        Intangible assets........................      13,397        8,977        7,873
        Other assets.............................      41,188       49,239       74,241
                                                     --------     --------     --------
        Total assets.............................    $144,101     $160,365     $165,483
                                                     ========     ========     ========
        Current liabilities......................    $ 77,774     $ 78,821     $ 60,402
        Non current liabilities..................      57,538       66,654       90,714
        Total liabilities........................     135,312      145,475      151,116
        Partnership equity.......................       8,789       14,890       14,367
                                                     --------     --------     --------
        Total liabilities and partnership
          equity.................................    $144,101     $160,365     $165,483
                                                     ========     ========     ========

     For the years ended December 31, 1993, 1994, 1995 and for the three month periods ended March 31, 1995 and 1996 (in thousands):

                                                   DECEMBER 31,                     MARCH 31,
                                        ----------------------------------     -------------------
                                          1993         1994         1995        1995        1996
Net revenues........................    $109,365     $132,746     $148,231     $29,917     $33,483
                                        ========     ========     ========     =======     =======
Net income (loss)...................    $  3,016     $   (554)    $  6,851     $(1,730)    $  (500)
                                        ========     ========     ========     =======     =======

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 6. COMMITMENTS

     The Company is obligated under long-term leases expiring at various dates through 2015 for office, studio, automobile and tower rentals. The following is a schedule by year of future annual rentals under leases as of December 31, 1995 (in thousands):

                                                                             OPERATING
                             Year Ending December 31:                         LEASES
        1996...............................................................   $ 3,895
        1997...............................................................     3,809
        1998...............................................................     3,920
        1999...............................................................     3,766
        2000...............................................................     3,239
        Thereafter.........................................................    16,806
                                                                              -------
        Total minimum lease payments.......................................   $35,435
                                                                              -------

     Rent expense totalled $2,403,000, $2,718,000, $4,460,000, $1,252,000 and
$982,000 for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

 7. EMPLOYEE BENEFITS

     The Company has a 401(k) retirement savings plan (the "Plan") covering all employees who have completed one year of service. The Plan allows the employees to defer a portion of their annual compensation, and the Company may match a portion of the employees' contributions. During 1993, 1994, 1995 and first quarter 1996 the Company made matching contributions to the Plan totalling $99,000, $171,000, $478,000 and $142,000, respectively. No contributions were made for periods prior to 1993.

 8. CONTINGENCIES

     On August 4, 1995, a jury in the 57th District Court of Bexar County, Texas returned an adverse verdict against Univision Television Group, the successor to Univision Station Group, in Emilio Nicolas, Jr. v. Univision Station Group. The lawsuit, among other things, alleged breach of a September 1990 separation agreement following the plaintiff's termination from USG's Los Angeles station. The jury found USG had breached certain provisions of the agreement. It also found that USG inflicted emotional distress, and violated California Labor Code
Section 1050, by making a misrepresentation to a prospective employer to prevent plaintiff's employment. Under that Section any damages amount for a violation is trebled. If a judgment had been entered on all issues, the total amount after the statutory trebling would have been $6,800,000, plus prejudgment interest and attorneys fees, in an amount as yet undetermined.

     The events which led to the plaintiff's lawsuit occurred before the current ownership took control of UTG. The Company strongly disagreed with the verdict and filed pleadings requesting the trial court to enter judgment in the Company's favor notwithstanding the jury's verdict.

     On December 12, 1995 the trial court partially granted the Company's motion for judgment notwithstanding the verdict. Accordingly, the trial court rendered judgment that plaintiff recover $5,425,000, denied the plaintiff's motion to recover an additional $1,400,000 and denied the plaintiff's motion to recover prejudgment interest and attorneys fees. Both parties then filed motions for a new trial but agreed to pursue mediation before having those motions decided. As a result of the mediation, the parties reached a compromise agreement on February 15, 1996 settling the litigation, without any admission of wrongdoing on

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

the part of the Company. Pursuant to that settlement, the trial court entered an agreed upon modified judgment providing that plaintiff recover $2,975,000 in full satisfaction of his claims. Thereafter, the Company paid the recovery awarded in the modified judgment, in consideration for which plaintiff released the Company from the modified judgment and from any and all claims. After consummation of the settlement, the trial court rendered an agreed upon final judgment that plaintiff take nothing from the Company.

     There are various legal actions and other claims pending against the Company incidental to its business and operations. In the opinion of management, the resolution of these matters will not have a material effect on its consolidated financial position or results of operations.

     The Company's television station serving Los Angeles, California accounted for 35%, 35%, 36%, 35% and 37% of the Company's gross advertising revenues for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, and 34%, 33% and 34% of trade accounts receivable as of December 31, 1994, 1995 and March 31, 1996, respectively. The Company's television station serving Miami, Florida accounted for 17%, 17%, 20%, 22% and 20% of the Company's gross advertising revenues for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, and 20%, 22% and 22% as of December 31, 1994, 1995 and March 31, 1996, respectively.

 9. INCOME TAXES

     The Company files a consolidated Federal income tax return.

     The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994, 1995 and March 31, 1996 are as follows (in thousands):

                                                         DECEMBER 31,
                                                     ---------------------     MARCH 31,
                   Deferred tax assets:                1994         1995         1996
        Tax basis of property and equipment in
          excess of book basis.....................  $    400     $    100     $      --
        Accrued insurance and litigation...........     1,700        3,100         3,400
        Accrued vacation...........................       400          300           300
        Deferred compensation......................       600          300           300
        Purchase accounting accruals...............     4,800        3,300         2,600
        Allowance for bad debts....................     1,700        1,300         1,500
        Net operating loss carryforwards...........    40,000       41,100        42,800
                                                      -------      -------       -------
        Total deferred tax assets..................    49,600       49,500        50,900
        Valuation allowance for deferred tax
          assets...................................   (49,600)     (47,500)      (48,900)
                                                      -------      -------       -------
        Net deferred tax assets....................  $      0     $  2,000     $   2,000
                                                      =======      =======       =======

     No federal income taxes have been provided for the years ended December 31, 1995, 1994 and 1993, as the Company had a loss for both financial reporting and tax purposes.

     At December 31, 1995, the Company has net operating loss carryforwards of $80,000,000 that expire in years 2002 through 2005, resulting from prior acquisitions. When realized, the tax benefit of those items will be applied to reduce goodwill related to the acquisitions. The Company also has net operating loss

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

carryforwards of approximately $45,500,000 for financial reporting purposes and $52,000,000 for income tax purposes which were generated subsequent to the above-mentioned acquisitions, that expire in years 2007 through 2010. At December 31, 1995 the Company recorded a deferred tax asset of $2,000,000 for the benefit, management believes more likely than not, will be realized from these net operating loss carryforwards. The realization of any loss carryforwards is contingent upon the Company generating income in future years, and further, may be limited by the impact of the ownership change resulting from the acquisitions described in Note 1 and by the tax allocation agreement described above.

     For financial reporting purposes, a valuation allowance of approximately $47,500,000 at December 31, 1995 has been recognized to offset the deferred tax assets related to these carryforwards and other temporary differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     For financial reporting purposes, as of December 31, 1995, the Company has intangible assets of approximately $451,000,000 which are being amortized over a 20 year period. For tax purposes, the Company has remaining intangible assets of approximately $42,000,000 which will be deducted over the next three years.

10. EARLY EXTINGUISHMENT OF DEBT

     During the quarter ended June 30, 1994, the Company purchased at a premium $37,200,000 face amount of its 11 3/4% Senior Subordinated Notes due 2001. The purchase resulted in an extraordinary loss of $4,081,000, including the write off of the related deferred financing costs. During the quarter ended September 30, 1995, the Company purchased at a premium an additional $4,050,000 face amount of Senior Subordinated Notes. The purchase resulted in an extraordinary loss of $433,000, including the write off of the related deferred financing costs. During the quarters ended December 31, 1995 and 1994, the Company purchased at a premium an additional $3,500,000 and $3,200,000 face amount of Senior Subordinated Notes. The purchases resulted in an extraordinary loss of $368,000 and $240,000, including the write off of the related deferred financing costs at December 31, 1995 and 1994, respectively. During the quarter ended March 31, 1996, the Company purchased at a premium $3,000,000 face amount of its 11 3/4% Senior Subordinated Notes due 2001. The purchase resulted in an extraordinary loss of $283,000 including the write off of the related deferred financing costs.

11. PREFERRED STOCK AND RELATED PARTY DEBT

     At December 31, 1995 and 1994, PTIH had 108,000 shares of preferred stock authorized and 90,553 shares issued and outstanding. Of the amount issued and outstanding, 72,553 shares, 9,000 shares and 9,000 shares have been designated Class P, T and V Participating Preferred Stock ("Preferred Stock"), respectively. The Class P shares are held by PCI. The Preferred Stock is entitled to a fixed dividend of $1,167.89 per share for the Class P shares and $459.27 per share for both the Class T and V shares ("Fixed Dividends"), in addition to a cumulative annual dividend based upon a variable interest rate ("Variable Dividends") in an amount equal to interest on Class P, T and V "Assumed Principal Amounts" from December 17, 1992 until paid. All Fixed and Variable Dividends are payable prior to the payment of any common stock dividends, in which the Preferred Stock generally participates on a share-for-share basis, including any such dividends resulting from a liquidation or dissolution of PTIH. All shares of Preferred Stock have the same voting rights as common stock, generally on a share-for-share basis.

     At December 31, 1995 and 1994, PCI had 108,000 shares of preferred stock authorized and 90,000 shares issued and outstanding. Of the amount issued and outstanding, 85,500 shares, 2,250 shares and 2,250 shares have been designated Class P, T and V Participating Preferred Stock ("Preferred Stock"), respectively. The

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

Preferred Stock is entitled to a fixed dividend of $362.58 per share for the Class P, T and V shares ("Fixed Dividends"), in addition to a cumulative annual dividend based upon a variable interest rate ("Variable Dividends") in an amount equal to interest on Class P, T, and V "Assumed Principal Amounts" from December 17, 1992 until paid. All Fixed and Variable Dividends are payable prior to the payment of any common stock dividends, in which the Preferred Stock generally participates on a share-for-share basis, including any such dividends resulting from a liquidation or dissolution of PCI. All shares of Preferred Stock have the same voting rights as common stock, generally on a share-for-share basis.

     Effective December 31, 1995, the Fixed Dividends aggregating $40,899,060 were paid in the form of Senior Subordinated and Subordinated Notes (see Note
5).

12. THE OFFERING

     In June 1996, the name of PCI was changed to Univision Communications Inc.

     In June 1996, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for the sale of up to 7,750,000 shares of Class A common stock. The net proceeds to the Company from this offering are intended, along with the proceeds from a new credit facility, to be used to refinance the existing Bank Facility, to re-pay existing long-term debt, to fund capital expenditures and for general corporate and working capital purposes.

     Prior to the Offering, the Company intends to convert PCI and PTIH preferred stock outstanding into PCI common stock resulting in 126,666 common shares outstanding prior to the Reorganization. Earnings per share for the year ended December 31, 1995 and for the three months ended March 31, 1996 have been retroactively restated to reflect the conversion.

     Additionally, in June 1996 UNLP signed a letter of intent with Entravision, which owns and operates seven of the Affiliated Stations, to make a $10 million investment in the form of a note and an option to acquire a 25% equity interest in Entravision.

     The Company intends to consummate the following transactions concurrent with the offering:

          (a) The Company will enter into the New Bank Facility and will repay $134.0 million owing under, and terminate, the Old Bank Facility;

          (b) The Company will defease UTG's 11 3/4% Senior Subordinated Notes due 2001 (the "Senior Subordinated Notes") by, among other things, depositing $85.0 million with the trustee under the indenture governing such notes;

          (c) The Network will make a distribution to its partners in the amount of $60.0 million;

          (d) The Company will acquire the Network from its partners in exchange for 18,967 shares of Common Stock and $40.0 million in cash, UTG will become a wholly-owned subsidiary of the Company, and the Company will effect a dividend of 227.1 shares on each share of Class P Common Stock, Class T Common Stock and Class V Common Stock, and the Warrants will be adjusted to reflect the new capital structure of the Company;

          (e) The Company will pay $86.5 million to the Principal Stockholders and their affiliates, representing payment of outstanding principal of and accrued interest on certain debentures and accrued dividends on certain preferred stock issued by the Company and its subsidiaries in connection with the Acquisition and approximately $42.4 million to the Principal Stockholders and their affiliates, representing full payment of outstanding principal of, and interest on, certain notes issued in payment of certain accrued dividends as of December 31, 1995;

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

          (f) The Company will pay $145.8 million to Televisa and Venevision, representing full payment of outstanding principal of, and accrued interest on, all amounts owed to them by UTG with respect to Sponsor Loans made subsequent to the Acquisition, and the obligations to make the Sponsor Loans will terminate;

          (g) The Company will pay $15.0 million, together with interest, to Televisa, representing full payment of outstanding principal of and accrued interest on the note issued by the Company to Televisa as payment for the acquisition of Galavision; and

          (h) The Program License Agreements will be amended, the Program Cost Sharing Agreement (which required Televisa and Venevision to reimburse the Company for one-half of the cost of certain productions produced or acquired by the Company) will be terminated and the management fee to the Principal Stockholders of 3% of Combined Net Time Sales will be eliminated. Under the amended Program License Agreements, the royalty rate will be 11% from the closing of this Offering through December 31, 1996 and will increase to 13.5% for 1997 and to 15% for all years thereafter, and the Company will receive no cost sharing reimbursements.

     Immediately following the Reorganization but prior to the Closing of this Offering, Perenchio will beneficially own 22,071,737 shares of Class P Common Stock, representing 46.3% of all fully diluted Common Stock equivalents, Televisa will beneficially own 4,457,737 shares of Class T Common Stock and 6,860,979 Warrants, together representing 23.8% of all fully diluted Common Stock equivalents, and Venevision will beneficially own 4,457,737 shares of Class V Common Stock and 6,860,979 Warrants, together representing 23.8% of all fully diluted Common Stock equivalents. See "Principal Stockholders."

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Univision Network Holding Limited Partnership:

     We have audited the accompanying consolidated balance sheets of The Univision Network Holding Limited Partnership (a Delaware partnership) and subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in partners' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Univision Network Holding Limited Partnership and subsidiary as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 15, 1996
(Except with respect to the
matters discussed in Note 10,
as to which the date is June 17, 1996.)

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                   DECEMBER 31, 1994, 1995 AND MARCH 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,           MARCH 31,
                                                            ---------------------        1996
                                                              1994         1995       -----------
                                                                                      (UNAUDITED)
Current assets:
Cash......................................................  $     40     $     29      $      29
Short-term investments, at market.........................        81           85             85
Accounts receivable, less allowance for doubtful accounts
  of $3,864 in 1994, $3,633 in 1995 and $3,548 in 1996....    32,815       32,675         32,993
Due from UTG..............................................    51,340       64,505         44,042
Program rights............................................     2,919        2,899          4,098
Prepaid expenses and other................................     2,321        1,956          2,122
                                                            --------     --------       --------
          Total current assets............................    89,516      102,149         83,369
Property and equipment, less accumulated depreciation of
  $5,829 in 1994, $11,324 in 1995 and $12,915 in 1996.....    40,646       48,618         73,463
Intangible assets, less accumulated amortization of $9,466
  in 1994, $13,886 in 1995 and $14,990 in 1996............    13,397        8,977          7,873
Other assets..............................................       542          621            778
                                                            --------     --------       --------
          Total assets....................................  $144,101     $160,365      $ 165,483
                                                            ========     ========       ========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities..................  $ 36,767     $ 37,977      $  32,789
Deferred advertising revenues.............................    12,658        9,603          3,830
Program cost sharing advance..............................     3,813        4,157          4,948
Obligations for program rights............................       803          236            161
Accrued station compensation..............................     5,112        2,988          3,530
Management and license fees payable.......................    18,015       22,536         12,981
Current portion of capital lease obligations..............       606        1,324          2,163
                                                            --------     --------       --------
          Total current liabilities.......................    77,774       78,821         60,402
Subordinated notes, including accrued interest............    40,592       45,704         47,127
Other liabilities:
  Capital lease obligations, net of current portion.......    12,402       18,246         41,065
  Other long term liabilities.............................     3,307          732            520
  Deferred compensation payable...........................     1,237        1,972          2,002
General partners' equity..................................     8,788       14,889         14,366
Limited partners' equity..................................         1            1              1
                                                            --------     --------       --------
          Total liabilities and partners' equity..........  $144,101     $160,365      $ 165,483
                                                            ========     ========       ========

                See notes to consolidated financial statements.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                     DECEMBER 31,                    MARCH 31,
                                            ------------------------------   -------------------------
                                              1993       1994       1995        1995          1996
                                                                             (UNAUDITED)   (UNAUDITED)
Net revenues..............................  $109,365   $132,746   $148,231     $29,917       $33,483
Direct operating expenses.................    60,151     78,616     79,628      17,260        18,241
Selling, general and administrative
  expenses................................    34,036     40,749     43,917      10,138        10,676
Depreciation and amortization.............     7,413      7,702      9,971       2,335         2,685
                                            --------   --------   --------     -------       -------
Operating income..........................     7,765      5,679     14,715         184         1,881
Interest expense..........................     4,749      6,233      7,864       1,914         2,381
                                            --------   --------   --------     -------       -------
Net income (loss)
  (allocable to the general partners).....  $  3,016   $   (554)  $  6,851     $(1,730)      $  (500)
                                            ========   ========   ========     =======       =======

                See notes to consolidated financial statements.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND
                  THE THREE MONTH PERIOD ENDED MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                GENERAL      LIMITED
                                                                PARTNERS     PARTNER      TOTAL
Balance, January 1, 1993......................................  $  6,326     $     1     $ 6,327
  Net income for the year.....................................     3,016          --       3,016
                                                                 -------     -------     -------
Balance, December 31, 1993....................................     9,342           1       9,343
  Net loss for the year.......................................      (554)         --        (554)
                                                                 -------     -------     -------
Balance, December 31, 1994....................................     8,788           1       8,789
  Net income for the year.....................................     6,851          --       6,851
  Distribution payable to Partners............................      (750)         --        (750)
                                                                 -------     -------     -------
Balance, December 31, 1995....................................    14,889           1      14,890
  Net loss for the three month period (unaudited).............      (500)         --        (500)
  Distribution payable to Partners (unaudited)................       (23)         --         (23)
                                                                 -------     -------     -------
Balance, March 31, 1996 (unaudited)...........................  $ 14,366     $     1     $14,367
                                                                 =======     =======     =======

                See notes to consolidated financial statements.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND THE THREE MONTH PERIODS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                     DECEMBER 31,                    MARCH 31,
                                            ------------------------------   -------------------------
                                              1993       1994       1995        1995          1996
                                                                             (UNAUDITED)   (UNAUDITED)
Net income (loss).........................  $  3,016   $   (554)  $  6,851    $  (1,730)    $    (500)
Adjustments to reconcile net income (loss)
  to net cash from operating activities:
  Depreciation expense....................     2,384      3,290      5,551        1,230         1,581
  Amortization of intangible assets.......     5,029      4,412      4,420        1,105         1,104
  Accretion of interest on program cost
     sharing loans........................       533         --         --           --            --
  Accretion of interest on subordinated
     notes................................     4,018      4,498      5,111        1,264         1,424
Changes in assets and liabilities:
  Accounts receivable.....................     1,199     (6,566)       140        3,484          (318)
  Due from UTG............................     3,057     14,350     14,983        5,046         3,583
  Program rights..........................    (1,108)    (1,502)        20         (190)       (1,199)
  Accounts payable and accrued
     liabilities..........................    (3,552)     5,050       (556)      (2,108)       (4,988)
  Deferred advertising revenues...........    12,495        163     (3,055)      (7,231)       (5,774)
  Management and license fees payable.....    36,779     43,245     56,975       11,700        12,883
  Payment of license fees.................   (22,792)   (33,936)   (45,251)     (10,737)      (12,986)
  Payment of management fees..............        --     (6,300)    (7,203)      (7,203)       (9,452)
  Obligations for program cost sharing
     advance..............................      (168)       317        344       (3,813)          791
  Accrued station compensation............       209        893     (2,124)      (1,992)          541
  Program rights and other related
     obligations..........................    (2,071)       759       (567)        (508)          (75)
  Other, net..............................       720     (4,775)      (315)          --          (492)
                                            --------   --------   --------     --------      --------
          Net cash provided by (used in)
            operating activities..........    39,748     23,344     35,324      (11,683)      (13,877)
Cash flows from investing activities:
  Advances from (to) UTG..................   (48,106)    (3,999)   (28,148)      12,437        16,880
  Capital expenditures....................    (3,021)    (2,791)    (5,996)        (470)       (2,520)
                                            --------   --------   --------     --------      --------
          Net cash provided by (used in)
            investing activities..........   (51,127)    (6,790)   (34,144)      11,967        14,360
Cash flows from financing activities:
  Program cost sharing loans from
     Televisa.............................    11,884    (16,158)        --           --            --
  Repayment of long term debt.............      (469)      (416)    (1,191)          --            --
  Principal payments of capital lease
     obligations..........................                   --         --         (286)         (483)
                                            --------   --------   --------     --------      --------
          Net cash (used in) provided by
            financing activities..........    11,415    (16,574)    (1,191)        (286)         (483)
Net (decrease) increase in cash...........        36        (20)       (11)          (2)            0
Cash, beginning of year...................        24         60         40           40            29
                                            --------   --------   --------     --------      --------
Cash, end of period.......................  $     60   $     40   $     29    $      38     $      29
                                            ========   ========   ========     ========      ========

                See notes to consolidated financial statements.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 1. ORGANIZATION AND ACQUISITION

     The Univision Network Holding Limited Partnership (the "Partnership" or "UNHP") was formed on December 7, 1992 pursuant to the laws of the State of Delaware for the purpose of owning and operating a Spanish-language television network in the United States. The General Partners of UNHP are affiliates of A. Jerrold Perenchio (together with his affiliates, "Perenchio"), Grupo Televisa, S.A. de C.V. (together with its affiliates, "Televisa") and Venevision International, Inc. (together with its affiliates, "Venevision"), respectively (collectively, the "Principal Stockholders"). The Principal Stockholders initially contributed a cash capital contribution of approximately $7,002,000.

     UNHP is the sole general partner of The Univision Network Limited Partnership ("UNP" or the "Network"). As a result of the acquisitions, UNP owns and operates a Spanish-language television network which is affiliated with 19 full-power television stations and 18 low-power television stations, including eleven full-power stations and six low-power stations owned and operated by Univision Television Group, Inc. ("UTG"). UTG is ultimately owned by Perenchio Communications, Inc. ("the Company") which is owned by Perenchio, Televisa and Venevision.

     The businesses of the Company and the Network are under separate management and ownership structures. Notwithstanding this separation, the business operations of the Company and the Network remain substantially dependent on one another. The Company is dependent on the Network for programming and advertising sales support while the Company represents 72% of the Network's total coverage of Hispanic households in the U.S. (See Note 3.)

     UNP and the Company are collectively referred to herein as the "Univision Group."

     Subject to certain special allocations, net losses of the Partnership are first allocated to reduce partners' capital accounts to the amount of unrecovered capital contributions, and thereafter to the General Partners in equal proportions, and net income is first allocated to offset any prior net losses and thereafter to the Partners in accordance with their Ownership Percentage Interests. Various provisions of the Partnership agreement govern the allocation of gains and losses to the individual partners for tax purposes. Upon dissolution of the Partnership, the assets of the Partnership shall be distributed to the partners, after payment of all debts and other obligations, first to reduce their respective capital contributions, and thereafter, in accordance with their respective Ownership Percentage Interests. Subject to obtaining any necessary consents from lenders to the Partnership, the Partnership is required to make sufficient cash distributions on a quarterly basis to fund the partners' tax liabilities attributable to their ownership interests in the Partnership.

     UNHP holds a 99.99% general partner interest in UNP. The remaining limited partner interest is held by the Network Limited Partner, Inc. which is owned by Perenchio, Televisa and Venevision. UNHP and the Network had no operations or transactions prior to the acquisitions described above.

 2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements include the accounts of UNHP and its subsidiary and reflect the acquisitions described above under the purchase method of accounting. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to the prior year financial statements to conform with the current presentation.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's operations and it ability to grow may be affected by numerous factors, including changes in audience tastes, priorities of advertisers, new laws and governmental regulations and policies, changes in broadcast technical requirements, technological advances, proposals to eliminate the tax deductibility of certain advertising expenses incurred by advertisers and changes in the willingness of financial institutions and other lenders to finance television station acquisitions and operations. The Company cannot predict which, if any, of these or other factors might have a significant impact on the television industry in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations.

     Property and Equipment and Related Depreciation

     Property and equipment is carried on the basis of cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5 to 20 years; broadcast and other equipment over 3 to 7 years. Leasehold improvements are amortized over the remaining life of the lease.

     Depreciation and amortization includes depreciation on property and equipment of $2,384,000, $3,290,000, $5,551,000, $1,230,000 and $1,581,000 for
the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, of which $1,740,000, $2,665,000,
$4,796,844, $1,038,000 and $1,369,000 relate to direct operating expenses and $644,000, $625,000, $754,156, $192,000 and $212,000 relate to selling, general and administrative expenses for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

     Intangible Assets

     Intangible assets consist of amounts by which the cost of acquisitions exceeded the values assigned to net tangible assets. The intangible assets primarily represent network affiliation agreements, a management agreement with respect to Galavision (see Note 3) and goodwill. Intangible assets are being amortized on the straight-line method over 20 years. Subsequent to the acquisitions, UNHP continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, UNHP uses an estimate of the undiscounted operating income over the remaining life of the intangible assets in measuring whether the intangible assets are recoverable.

     Program Rights for Television Broadcast

     Costs incurred in connection with the production of or purchase of rights to programs to be broadcast on television within one year are classified as current assets, while costs of those programs to be broadcast subsequently are considered non-current. Program costs are charged to expense as the programs are broadcast.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

  Accounts Payable and Accrued Liabilities

     As of December 31, 1994, 1995 and March 31, 1996, accounts payable and accrued liabilities is comprised of the following (in thousands):

                                                           DECEMBER 31,
                                                        -------------------     MARCH 31,
                                                         1994        1995         1996
        Trade accounts payable and accruals...........  $23,100     $26,027      $20,690
        Facility consolidation costs..................    3,286       2,503        2,503
        Severance and litigation costs................    2,961       2,286        2,346
        Nielsen accrual (See Note 7)..................    6,032       5,155        4,573
        Other.........................................    1,388       2,006        2,677
                                                        -------     -------      -------
                                                        $36,767     $37,977      $32,789
                                                        =======     =======      =======

  Net Revenues

     Net revenues represents gross revenues, including a network service fee payable to the Network by the affiliates, less agency commissions and an allocation of network revenues to the affiliates. Gross revenues and the related agency commissions and allocation to the affiliates are recognized when advertising spots are broadcast. One advertiser represented approximately 22%, 17%, 15%, 20% and 13% of gross advertising revenues for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

  Accounting for Impairment of Long-lived Assets

     The Financial Accounting Standard Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121 - "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." This statement requires that these long-lived assets be held and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets and identifiable intangibles to be held and used be based on the fair value of the asset. It also requires that those long-lived assets and identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. This standard is required to be adopted in 1996. Management estimates that the adoption of this standard will not be material.

  Income Taxes

     For 1993, 1994 and 1995 there are no income taxes provided in the accompanying Partnership financial statements, as all such taxes are the liability of the partners of UNHP. In accordance with the Partnership agreement, UNHP is required to make sufficient cash distributions to fund the partners' tax liabilities attributable to their ownership interest in the Partnership. Cash distributions for 1995 and the first quarter of 1996 were $750,000 and $23,000, respectively. No cash distributions were required for 1993 and 1994 as the Partnership incurred tax losses for those years. As of December 31, 1994, 1995 and March 31, 1996, the value of the net assets of UNHP and UNP on a tax basis were less than the value on a financial reporting basis by approximately $13,000,000, $11,000,000 and $11,000,000, respectively.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 3. RELATED PARTY TRANSACTIONS

     In the normal course of business, the Network engages in significant transactions with the Company and, through other agreements, with the Principal Stockholders, as described below.

(a) THE COMPANY

  Network Affiliation Agreements

     Pursuant to Network Affiliation Agreements, the Network acts as the affiliates' exclusive sales representative for the sale of all national spot and network advertising. The Network allocates a portion of network advertising revenues to its affiliated stations based on a formula. National spot sales represent time sold on behalf of the affiliated stations by sales representatives employed by the Network. Proceeds of network sales are remitted to the affiliates by the Network, net of an agency commission and a network service fee, as described below.

     The Network offers programming to its affiliates each week. For this service, the Company affiliated stations incur a network service fee due the Network of 43% in 1993 and 38% in 1994, 1995 and first quarter 1996, and, of their net local, national and network sales revenues, subject to certain adjustments. The Network receives two minutes of air time for its own use each hour for which no compensation is received by the affiliates. Net revenues includes a network service fee of $74,645,000, $73,459,000, $105,274,000,
$20,942,000 and $23,693,000 for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, due from the Company, reduced by $88,569,000, $99,127,000, $140,465,000, $30,027,000
and $30,880,000 for the for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, representing the Company's allocation of Network sales, pursuant to the Network Affiliation Agreements.

  Cash Management

     The Company and the Network share a cash management system under which all excess cash at the Network is loaned daily on a subordinated basis from the Network to the Company (and cash shortfalls at the Network are funded by repayments or by subordinated loans from the Company to the Network). No interest is incurred on these subordinated loans. The net amount transferred to and (from) the Company for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, totaled $48,106,000, $3,999,000, $28,148,000, $(12,437,000) and $(16,880,000), respectively. In 1993,
1994, 1995 and first quarter 1996, the net cash transferred from the Network to the Company was impacted by the transfer of net cash generated by the Network's operations, the proceeds from amounts received by the Network under the Program Cost Sharing Agreements and the proceeds from an advertiser prepayment covering the first half of 1995 and first quarter 1996. The amounts loaned to the Network pursuant to the Program Cost Sharing Agreements were repaid to Televisa, with interest, on January 28, 1994, at which time the Company had to make available to the Network $16,234,000 to pay Televisa. The net cash transferred to the Company from the Network was also impacted by a change to Univision Group's cash management system during 1993, wherein the Network's depository accounts system was replaced by the Company's system. Payments received are remitted through the cash transfer system described above.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

  Other

     The Company and the Network share certain financial and administrative personnel and facilities, and are parties to certain combined agreements. For the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996 the Company charged the Network (net) $2,326,000, $3,541,000, $3,330,000, $847,000 and $864,000, respectively, for costs related to these items. These amounts are based upon management's estimates of the actual costs of such services provided.

(b) PRINCIPAL STOCKHOLDERS

  Program License Agreements

     Pursuant to Program License Agreements, the Network has the first right for 25 years to air in the U.S. (with certain exceptions) all Spanish-language television programming produced by Televisa and Venevision, for a fee equal to 15% of the Univision Group's combined net time sales (as defined). Such fee amounted to $30,649,000, $36,018,000, $47,604,000, $9,807,000 and $10,669,000
for the years ended December 31, 1993, 1994, 1995 and for the three month periods ended March 31, 1995 and 1996, respectively. As of December 31, 1995, the Network has an accrual of $13,165,000 for the fourth quarter of which $12,986,000 was paid on the January 18, 1996, was paid in April 1996. The fee increases to 20% of combined net time sales for each year after the Company and the Network have distributed to the Principal Stockholders the aggregate amount of $100 million through dividends or other distributions and annual combined net time sales exceed $200 million.

  Program Cost Sharing Agreements

     Pursuant to Program Cost Sharing Agreements, the Network has the right (subject to the unanimous approval of the Principal Stockholders) to cause Televisa and Venevision to produce or acquire programming on behalf of the Network. The Network is responsible for one-half of the costs to acquire or produce the programming and Televisa and Venevision, collectively, are responsible for the remainder (except for certain programming for which Televisa and Venevision contribute a fixed amount of $1 million per year).

     Further, through December 31, 1993, Televisa funded, on a quarterly basis in advance, the total estimated production and acquisition costs for the following quarter (including the Network's share). The Network's share of these costs totaled $15,609,000 as of December 31, 1993, which amount was paid to Televisa on January 28, 1994, together with accrued interest at a rate of 6 3/8% through the date of repayment. Funding for the second quarter of 1994 and all subsequent funding is on a quarterly basis in advance at 50% of the total estimated production and acquisition costs for the following quarter. Commencing with the first quarter of 1996, Televisa and Venevision's portion of such programming costs to be shared shall be paid to the Network via assignment of notes issued by the Company to Televisa and Venevision pursuant to that certain Scheduled Loan Agreement dated as of December 17, 1992 between the Company and Grupo Televisa S.A. and that certain Scheduled Loan Agreement dated as of December 17, 1992 between the Company and Pack-A-Snack N.V., having an aggregate principal amount equal to the costs being funded thereunder for such period. At December 31, 1995, such assignment amounted to $4,670,000 and is shown as a reduction of programming costs and an increase in the Due from the Company receivable in the accompanying 1995 financial statements.

  Management Fee

     UNHP is required to pay an annual management fee to the General Partners equal to 3% of the combined net time sales (as defined) of the Univision Group, for all management services provided to the

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

Network. This fee is paid in arrears on an annual basis subject to compliance with all covenants in the Bank Facility, and the Company is not separately charged for any portion of this fee. Such fee amounted to $6,130,000, $7,203,000, $9,521,000, $1,961,000 and $2,134,000 for the years ended December
31, 1993, 1994, 1995 and for the three month periods ended March 31, 1995 and 1996. Beginning in 1996 the management fee will be paid on a quarterly basis in arrears.

  Galavision

     Univisa, Inc. (ultimately a wholly-owned subsidiary of Televisa) has entered into a management agreement with the Network covering the operation of Televisa's U.S. Spanish language cable network, Galavision. In consideration for this management agreement, the Network agreed to provide Univisa with advertising time totaling $10,000,000 during a ten year period. The Network recorded a liability of $10,000,000 for its obligation to provide advertising time to Univisa and an intangible asset of $10,000,000. During 1994, 1995 and the first quarter of 1995 and 1996, advertising time totaling $3,662,000, $2,552,000, $657,850 and $212,000, respectively, was utilized and recorded in gross revenue. Amortization of the intangible asset amounted to $4,000,000, $4,000,000, $1,000,000 and $1,000,000 during 1994, 1995 and the first quarters of 1995 and 1996, respectively. Based on a formula provided for in the Management Agreement, the Network receives a management fee equal to a portion of Galavision's net income generated during the management period. Such management fee was not material to the results of the operations of the Network in 1993, 1994, 1995 and 1996.

     The Network has the option to acquire the assets of Galavision for $15,000,000, exercisable at any time between January 1, 1996 and July 1, 1996. Under certain circumstances, Univisa has the right to require the Network to acquire such assets between January 1, 1997 and July 1, 1997 for $14,000,000. The management agreement described above terminates at the earlier of the exercise of the option to acquire or the right to sell.

  Other

     In addition to Televisa's obligations under the Program Cost Sharing Agreement, Televisa reimburses the Network for certain direct costs incurred by the Network to produce programming for Mexico. During 1993, this reimbursement totaled $688,000. During 1993, the Network acquired from Televisa the rights to certain sports programming for $592,000. During 1994, this reimbursement totaled $625,000 of which $407,000 remained unpaid at December 31, 1994. During 1995, this reimbursement totaled $209,000 of which $67,000 remains unpaid at December 31, 1995. During the first quarter of 1996 this reimbursement totaled $0 and $129,000 remains unpaid at March 31, 1996.

     The Network had an agreement with Univisa, Inc. (ultimately a wholly-owned subsidiary of Televisa) to acquire broadcast rights to the 1994 World Cup soccer tournament. The agreement called for a fixed payment of $8,500,000, plus a percentage of combined net revenues, as defined in the agreement, of the Company and the Network in excess of a specified level, which level the Network exceeded. The total amount payable under this agreement was $11,447,000 of which the Network paid all but $30,000 to Televisa in 1994 and the balance was paid in 1995.

     For the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, the Network generated gross revenues of, $413,000, $3,662,000, $2,552,000, $685,000 and $212,000, respectively, from affiliates of Televisa, and $192,000 from affiliates of Venevision in 1993. Accounts receivable from Televisa totaled $652,000, $104,462 and $104,462 as of December 31, 1994, 1995 and March 31, 1996, respectively. In addition to the revenues described above, the Principal Stockholders entered

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

into an agreement under which the Principal Stockholders may use any available advertising time on the Network to promote products of affiliates of the Principal Stockholders for no cash compensation.

     See Note 6.

 4. PROPERTY AND EQUIPMENT

     Property and equipment, and accumulated depreciation and amortization, consists of the following as of December 31, 1994, 1995 and March 31, 1996 (in thousands):

                                                         DECEMBER 31,           MARCH
                                                     ---------------------       31,
                                                       1994         1995         1996
        Land.......................................  $  3,780     $  3,780     $  3,780
        Building and improvements..................    16,524       16,672       16,903
        Broadcast equipment........................    23,413       36,022       62,086
        Other equipment............................     2,758        3,468        3,609
                                                     --------     --------     --------
                                                       46,475       59,942       86,378
        Accumulated depreciation and
          amortization.............................    (5,829)     (11,324)     (12,915)
                                                     --------     --------     --------
                                                     $ 40,646     $ 48,618     $ 73,463
                                                     ========     ========     ========

 5. DEBT

     Debt consists of the following at December 31, 1994, 1995 and March 31, 1996 (in thousands):

                                                                   DECEMBER 31,
                                                                -------------------     MARCH 31,
                                                                 1994        1995         1996
Subordinated notes, including accrued interest................  $40,592     $45,704      $ 47,127
Less current portion..........................................       --          --            --
                                                                -------     -------       -------
Long-term debt................................................  $40,592     $45,704      $ 47,127
                                                                =======     =======       =======

     The Subordinated Notes (the "Notes"), which have a face value of $61,094,000 and bear simple interest at 7%, were originally payable by UNHP to Hallmark Cards, Inc. ("Hallmark") in connection with the acquisitions described in Note 1. Hallmark has since sold the Notes to a third party, which resold them to the public as a series of notes. The Notes are unsecured and all interest and principal is due on December 17, 2002. The Notes were discounted at an effective rate of approximately 12.5% in accordance with the purchase method of accounting. The discount ($29,195,000, $28,383,000 and $28,029,000 at December
31, 1994, 1995 and March 31, 1996, respectively), which is shown as a reduction of the related debt, is being amortized under the interest method over the term of the Notes.

     UNHP estimates that the fair value of the Notes at December 31, 1994, 1995 and March 31, 1996 approximates the book value.

 6. GUARANTEE OF THE COMPANY OBLIGATIONS

     UNHP and UNP have guaranteed a substantial amount of the obligations of UTG, including bank borrowings of up to $275,000,000 and $140,000,000 of Senior Subordinated Notes (the "UTG Notes"). The bank borrowings consisted of a $210,000,000 five-year amortizing term loan ("Term Facility"), and a $65,000,000 six-year revolving credit loan ("Working Capital Facility," and together with the Term Facility,

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

the "Bank Facilities"). During 1994, UTG amended its' Bank Facilities. The amended Bank Facilities, which total $400,000,000, consist of a $180,000,000 five-year amortizing term loan, a $70,000,000 six-year revolving credit loan, a $30,000,000 six-year term loan, a $20,000,000 five and one-half year term loan and a $100,000,000 five and one-half year term loan available under a revolving credit facility, which to-date has not been borrowed against. The amendments, among other things, lengthened the maturity of the loans, adjusted certain financial covenants and lowered the applicable margin, as defined, on reference rate loans (to 0% to .5% per annum) and Eurodollar rate loans (to 1% to 1.75% per annum).

     The Bank Facilities require mandatory prepayments equal to 75% of excess cash flow (as defined) of the Univision Group, in addition to net proceeds (as defined) received by the Univision Group in certain situations from the sale or other disposition of assets, to be applied to ratably reduce the Term Facility and the availability under the Working Capital Facility. Any such mandatory prepayments reduce the scheduled amortization of the Term Facility in inverse order of maturity.

     The Bank Facilities are secured by a security interest in substantially all of the assets of the Univision Group (subject to limitations of federal law in the case of the FCC licenses of the Company), and the rights of the Univision Group under the Program License Agreements and Program Cost Sharing Agreements. The Bank Facilities are also guaranteed by Perenchio Television, Inc. ("PTI").

     UNHP, UNP, and PTI have also jointly, severally and unconditionally guaranteed UTG Notes, which pay interest semi-annually and mature on January 15, 2001. UTG Notes may be redeemed at a premium at the option of UTG, either in whole or in part, beginning in January 1997. UTG may be required to repurchase all or part of UTG Notes outstanding in the event of a change in control (as defined).

     The Bank Facilities and UTG Notes place various limitations and other restrictions on the Univision Group, PTI and UNHP regarding, among other things, the incurrence of indebtedness and liens, payment of dividends, disposition of assets and transactions with affiliates. In addition, the Bank Facilities contain several performance tests based upon the Univision Group's operating cash flow (as defined).

     In addition, Televisa and Venevision have agreed to provide loans to UTG approximately fifteen days after the end of each quarter in amounts as required by its senior lenders subject to certain limitations ("Sponsor Loans"), until the Return of Initial Financing. The Sponsor Loans are guaranteed by UNP and by PTI Holdings, Inc. ("PTIH"). Each Sponsor Loan is subordinated to all UTG bank debt and UTG Notes, has an initial term of 15 years, bears interest at a rate of the lesser of prime or 10%, and requires no payment of interest or principal until maturity. Upon the return of Initial Financing, the holders of the Sponsor Notes may convert them to conversion notes, which will be similar to the Sponsor Loans with respect to subordination and interest rate, but will be payable in seven annual installments, subject to certain restrictions. There were no Sponsor Loans advanced to UTG through December 31, 1992. As of December 31, 1994, 1995 and March 31, 1996 Sponsor Loans and related accrued interest totaled $60,482,000, $108,361,000 (net of the $4,670,000 assignment related to program costs sharing - see Note 3), and $118,517,000, respectively.

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

     Condensed consolidated financial information of PCI and subsidiaries is presented below (in thousands):

                                                        DECEMBER 31,
                                                    ---------------------      MARCH 31,
                                                      1994         1995          1996
        Current assets............................  $ 42,629     $ 55,023      $   43,300
        Intangible assets.........................   484,034      451,111         444,034
        Other assets..............................    39,193       41,496          42,619
                                                    --------     --------        --------
                  Total assets....................  $565,856     $547,630      $  529,953
                                                    ========     ========        ========
        Current liabilities.......................  $127,550     $131,264      $  109,436
        Long term-debt, net of current portion and
          including accrued interest..............   317,070      249,840         246,989
        Related party long-term debt including
          accrued interest and accrued and
          variable dividends payable..............    70,722      112,381         115,107
        Sponsor Loans, including accrued
          interest................................    60,482      108,361         118,517
        Program rights obligation.................     5,717          753             638
        Other long term liabilities...............     1,773        1,301           1,325
        Minority interest.........................    11,713       19,405          18,520
                                                    --------     --------        --------
        Total liabilities.........................   595,027      623,305         610,532
        Stockholders' equity......................   (29,171)     (75,675)        (80,579)
                                                    --------     --------        --------
                  Total liabilities and
                    stockholders' equity..........  $565,856     $547,630      $  529,953
                                                    ========     ========        ========

     For the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996 (in thousands):

                                                     DECEMBER 31,                    MARCH 31,
                                            ------------------------------   -------------------------
                                              1993       1994       1995        1995          1996
Net revenues..............................  $104,675   $139,007   $173,108    $  34,547     $  39,191
Total operating expenses..................    95,689    105,143    129,275       29,015        32,659
                                            --------   --------   --------      -------       -------
Operating income..........................     8,986     33,864     43,833        5,532         6,532
Interest expense and amortization of
  deferred financing
  costs and minority interest.............    36,167     41,463     51,839       10,610        10,224
Provision for income taxes................        --        140         --           --            --
                                            --------   --------   --------      -------       -------
Loss before extraordinary loss on early
  extinguishment of debt..................   (27,181)    (7,739)    (8,006)      (5,078)       (3,692)
Extraordinary loss on extinguishment of
  debt....................................        --      4,321        801           --           283
                                            --------   --------   --------      -------       -------
Net loss..................................  $(27,181)  $(12,060)  $ (8,807)   $  (5,078)    $  (3,975)
                                            ========   ========   ========      =======       =======

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

 7. COMMITMENTS

     The Network is obligated under long-term operating leases expiring at various dates through the year 2000 for office, studio, automobile, tower, and transponder rentals. The Network is also obligated under long term capital lease obligations through the year 2006. The following is a schedule by year of future annual rentals under operating and capital leases as of December 31, 1995 (in thousands):

                                                                  OPERATING     CAPITAL
                                                                   LEASES       LEASES
        Year ending December 31:
        1996....................................................   $ 1,607      $ 3,576
        1997....................................................     1,467        3,576
        1998....................................................     1,237        3,576
        1999....................................................     1,043        3,576
        2000....................................................       391        3,576
        Thereafter..............................................        --       15,746
                                                                    ------       ------
        Total minimum lease payments............................   $ 5,745      $33,626
                                                                    ------
        Less: interest and executory costs......................                (14,056)
                                                                                 ------
        Total present value of minimum lease payments...........                 19,570
        Current portion.........................................                 (1,324)
                                                                                 ------
        Capital lease obligation, net of current portion........                $18,246
                                                                                 ======

     Rent expense totaled $1,980,000, $1,797,000, $2,075,240, $425,000 and
$344,000 for the years ended December 31, 1993, 1994, 1995 and the three month periods ended March 31, 1995 and 1996, respectively.

     In addition to the operating and capital leases outlined above, the Network has entered into a transponder agreement which qualifies as a capital lease obligation. The agreement, for two transponders, begins when those transponders become commercially operational. Payments under this agreement began in January 1996 when the transponders became commercially operational, and will aggregate approximately $42,000,000 million over the life of the lease.

     The Network has entered into an agreement with Nielsen Media Research ("Nielsen") to provide television audience measurement services for a five year period beginning in November 1992. Pursuant to this agreement, the Network and a competitor are each obligated to pay Nielsen $18,400,000 in increasing annual amounts from November 1992 through October 1997. As of December 31, 1994, 1995 and March 31, 1996, included in accrued liabilities are $6,032,000, $5,155,000 and $4,573,000, respectively, related to this agreement.

     As of December 31, 1995, the Network is committed to pay amounts approximating $1,400,000 pursuant to long-term talent contracts through December 31, 1996. These payments do not include amounts payable upon the attainment of certain annual revenue levels or upon the performance of other contractual provisions. The talent contract for Mario Kreutzberger expired on December 31, 1995 and is currently being renegotiated.

 8. EMPLOYEE BENEFITS

     The Network has a 401(k) retirement savings plan (the "Plan") covering all employees who have completed one year of service. The Plan allows the employees to defer a portion of their annual compensation,

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

and the Network may match a portion of the employees' contributions. During 1993, 1994, 1995 and the first quarter ended March 31, 1996 the Network made matching contributions to the Plan totaling $113,000, $219,000, $452,000 and $115,000, respectively. No contributions were made for periods prior to 1993.

 9. CONTINGENCIES

     On August 4, 1995, a jury in the 57th District Court of Bexar County, Texas returned an adverse verdict against Univision Television Group, the successor to Univision Station Group, in Emilio Nicolas, Jr. v. Univision Station Group. The lawsuit, among other things, alleged breach of a September 1990 separation agreement following the plaintiff's termination from USG's Los Angeles station. The jury found USG had breached certain provisions of the agreement. It also found that USG inflicted emotional distress, and violated California Labor Code
Section 1050, by making a misrepresentation to a prospective employer to prevent plaintiff's employment. Under that Section any damages amount for a violation is trebled. If a judgment had been entered on all issues, the total amount after the statutory trebling would have been $6,800,000, plus prejudgment interest and attorneys fees, in an amount as yet undetermined.

     The events which led to the plaintiff's lawsuit occurred before the current ownership took control of the Company. The Company strongly disagrees with the verdict and filed pleadings requesting the trial court to enter judgment in the Company's favor notwithstanding the jury's verdict.

     On December 12, 1995 the trial court partially granted the Company's motion for judgment notwithstanding the verdict. Accordingly, the trial court rendered judgment that plaintiff recover $5,425,000, denied the plaintiff's motion to recover an additional $1,400,000 and denied the plaintiff's motion to recover prejudgment interest and attorneys fees. Both parties then filed motions for a new trial but agreed to pursue mediation before having those motions decided. As a result of the mediation, the parties reached a compromise agreement on February 15, 1996 settling the litigation, without any admission of wrongdoing on the part of the Company. Pursuant to that settlement, the trial court entered an agreed upon modified judgment providing that plaintiff recover $2,975,000 in full satisfaction of his claims. Thereafter, the Company paid the recovery awarded in the modified judgment, in consideration for which plaintiff released the Company from the modified judgment and from any and all claims. After consummation of the settlement, the trial court rendered an agreed upon final judgment that plaintiff take nothing from the Company.

     There are various legal actions and other claims pending against the Network incidental to its business and operations. In the opinion of management, the resolution of these matters will not have a material effect on the consolidated financial statements.

10. THE OFFERING

     In June, 1996, the name of PCI was changed to Univision Communications Inc.

     In June 1996, PCI filed a registration statement on Form S-1 with the Securities and Exchange Commission for the sale of up to 7,750,000 shares of Class A common stock. The net proceeds to PCI from this offering are intended, along with the proceeds from a new credit facility, to be used to refinance the existing Bank Facility, to re-pay existing long-term debt, to fund capital expenditures and for general corporate and working capital purposes.

     Additionally, in June 1996 UNLP signed a letter of intent with Entravision, which owns and operates seven of the Affiliated Stations, to make a $10 million investment in the form of a note and an option to acquire a 25% equity interest in Entravision.

     PCI intends to consummate the following transactions concurrent with the offering:

               THE UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

           DECEMBER 31, 1993, 1994, 1995 AND MARCH 31, 1995 AND 1996
        (ALL DATA WITH RESPECT TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

          (a) The Company will enter into the New Bank Facility and will repay $134.0 million owing under, and terminate, the Old Bank Facility;

          (b) The Company will defease UTG's 11 3/4% Senior Subordinated Notes due 2001 (the "Senior Subordinated Notes") by, among other things, depositing $85.0 million with the trustee under the indenture governing such notes;

          (c) The Network will make a distribution to its partners in the amount of $60.0 million;

          (d) The Company will acquire the Network from its partners in exchange for 18,967 shares of Common Stock and $40.0 million in cash, UTG will become a wholly-owned subsidiary of the Company, and the Company will effect a dividend of 227.1 shares on each share of Class P Common Stock, Class T Common Stock and Class V Common Stock, and the Warrants will be adjusted to reflect the new capital structure of the Company;

          (e) The Company will pay $86.5 million to the Principal Stockholders and their affiliates, representing payment of outstanding principal of and accrued interest on certain debentures and accrued dividends on certain preferred stock issued by the Company and its subsidiaries in connection with the Acquisition and approximately $42.4 million to the Principal Stockholders and their affiliates, representing full payment of outstanding principal of and interest on certain notes issued in payment of certain accrued dividends as of December 31, 1995;

          (f) The Company will pay $145.8 million to Televisa and Venevision, representing full payment of outstanding principal of, and accrued interest on, all amounts owed to them by UTG with respect to Sponsor Loans made subsequent to the Acquisition, and the obligations to make the Sponsor Loans will terminate;

          (g) The Company will pay $15.0 million, together with interest, to Televisa, representing full payment of outstanding principal of and accrued interest on the note issued by the Company to Televisa as payment for the acquisition of Galavision; and

          (h) The Program License Agreements will be amended, the Program Cost Sharing Agreement (which required Televisa and Venevision to reimburse the Company for one-half of the cost of certain productions produced or acquired by the Company) will be terminated and the management fee to the Principal Stockholders of 3% of Combined Net Time Sales will be eliminated. Under the amended Program License Agreements, the royalty rate will be 11% from the closing of this Offering through December 31, 1996 and will increase to 13.5% for 1997 and to 15% for all years thereafter, and the Company will receive no cost sharing reimbursements.

     Immediately following the Reorganization but prior to the Closing of this Offering, Perenchio will beneficially own 22,071,737 shares of Class P Common Stock, representing 46.3% of all fully diluted Common Stock equivalents, Televisa will beneficially own 4,457,737 shares of Class T Common Stock and 6,860,979 Warrants, together representing 23.8% of all fully diluted Common Stock equivalents, and Venevision will own 4,457,737 shares of Class V Common Stock and 6,860,979 Warrants, together representing 23.8% of all fully diluted Common Stock equivalents. See "Principal Stockholders."

                                    GLOSSARY

     "Acquisition" means the December 1992 acquisition of the Network and UTG (excluding the Chicago and Houston O&Os) by Perenchio, Televisa and Venevision.

     "Affiliated Stations" means the nine full-power and 12 low-power television stations with which the Company has Affiliation Agreements.

     "Affiliation Agreements" means the affiliation agreements between the Company and each Affiliated Station and Cable Affiliate.

     "Broadcast Affiliates" means the O&Os and the Affiliated Stations.

     "Cable Affiliates" means the approximately 740 cable television systems with which Univision has Affiliation Agreements. These cable television systems retransmit the Network satellite signal and are not located in DMAs where the Company has full-power Broadcast Affiliates.

     "Combined Net Time Sales" means time sales of the Company from broadcasting, including barter and trade and television subscription revenues, less advertising commissions, certain special event revenues, music license fees, outside affiliate compensation and taxes other than withholding taxes.

     "DMA" means a Designated Market Area or the area in which television stations licensed to a particular city have a greater audience share than television stations licensed to another city.

     "DRI Study" means the Company-commissioned study published by the econometric firm DRI/McGraw Hill in 1995.

     "EBITDA" means earnings before interest, taxes, depreciation and amortization.

     "Entravision" means Entravision Communications Company, L.L.C.

     "Galavision" means the Galavision Spanish-language general entertainment basic cable network owned by the Company since July 1, 1996.

     "Hispanic" means all persons in the U.S. of Hispanic descent or origin.

     "Hispanic Households" means all U.S. households with a head of household who is of Hispanic descent or origin, regardless of the language spoken in the household.

     "Network" means the Univision Spanish-language television network owned by the Company; the Network is owned by a partnership and prior to the Reorganization, the Principal Stockholders controlled the partnership.

     "Nielsen" means Nielsen Media Research which publishes television ratings, audience share and demographic information.

     "O&Os" means the 11 full-power and seven low-power television stations owned and operated by the Company.

     "PCI" means Perenchio Communications, Inc. which changed its name to Univision Communications Inc. in June 1996.

     "Perenchio" means A. Jerrold Perenchio and his affiliates.

     "Principal Stockholders" means Perenchio, Televisa and Venevision.

     "Program Cost Sharing Agreement" means the cost sharing agreement among the Network, Televisa and Venevision (which will be terminated as part of the Reorganization).

     "Program License Agreements" means the amended and restated program license agreements between the Company and Televisa and the Company and Venevision.

     "PTIH" means PTI Holdings, Inc.

     "Reorganization" means the reorganization of the Company immediately prior to the closing of this Offering.

     "Sponsor Loans" means the loans made to the Company by Televisa and Venevision each quarter since the Acquisition.

     "Televisa" means Grupo Televisa, S.A. and its affiliates.

     "Univision" or the "Company" means Univision Communications Inc. and its wholly-owned subsidiaries, after giving effect to the Reorganization.

     "Univision Affiliates" means the Broadcast Affiliates and the Cable Affiliates.

     "UTG" means Univision Television Group, Inc., the Company's subsidiary that owns and operates the O&Os.

     "UNHP" means The Univision Network Holding Limited Partnership, the entity (wholly-owned by the Company) that owned substantially all of the partnership interests in the Network prior to the Reorganization.

     "Venevision" means Corporacion Venezolana de Television, C.A. (Venevision) and its affiliates.

     "Warrants" means the warrants to purchase 722,132 shares of Class A Common Stock, 6,860,979 shares of Class T Common Stock and 6,860,979 shares of Class V Common Stock at a price of $0.13 per share held by The Davila Family, LLC, Televisa and Venevision, respectively.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
Prospectus Summary...................      3
Risk Factors.........................      8
Reorganization.......................     14
Use of Proceeds......................     15
Dividend Policy......................     15
Dilution.............................     16
Capitalization.......................     17
Selected Financial Information.......     24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     26
Business.............................     37
Management...........................     57
Certain Transactions.................     61
Principal Stockholders...............     63
Description of Capital Stock.........     65
Shares Eligible for Future Sale......     70
Underwriting.........................     72
Legal Matters........................     73
Experts..............................     73
Available Information................     73
Index to Financial Statements........    F-1
Glossary.............................    G-1

                               ------------------

     UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                7,750,000 SHARES

                                   UNIVISION
                              COMMUNICATIONS INC.

                                     [LOGO]

                              CLASS A COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                      INCORPORATED
                                          , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Class A Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

        Securities and Exchange Commission registration fee..............   64,538.80
        NASD filing fee..................................................   19,216.25
        NYSE listing fee.................................................
        Accounting fees and expenses.....................................      *
        Legal fees and expenses..........................................      *
        Blue Sky qualification fees and expenses.........................      *
        Printing and engraving expenses..................................      *
        Transfer agent and registrar fees................................      *
        D&O Insurance....................................................      *
        Miscellaneous....................................................      *
                                                                             --------
                  Total..................................................  $   *
                                                                             ========

- ------------------------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements (the "Indemnification Agreements") with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which he is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Restated

Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

     The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Immediately prior to the closing of this Offering, in connection with a reorganization of the Company, the Company intends to issue an aggregate of shares of the Company's Common Stock to the Company's stockholders or such stockholders' affiliates. See "Reorganization." The Company intends to issue the shares without registration and under the Securities Act, in reliance upon the exemption provided by Sections 3(a)(9) and 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.

        EXHIBIT
        NUMBER                               DESCRIPTION OF EXHIBIT
        -------     -------------------------------------------------------------------------
          1.1*      Form of Underwriting Agreement
          2.1*      Agreement and Plan of Reorganization
          3.1*      Amended and Restated Articles of Incorporation of the Company
          3.2*      Amended and Restated Bylaws of the Company
          4.1*      Specimen stock certificate
         4.2(1)     Indenture dated as of December 15, 1992 relating to Univision Television
                    Group Inc.'s 11 3/4% Senior Subordinated Notes due 2001 (including the form of notes)
         4.3(1)     First Supplemental Indenture dated as of December 17, 1992 relating to
                    Univision Television Group, Inc.'s 11 3/4% Senior Subordinated Notes due
                    2001
         4.4(2)     Indenture dated as of December 17, 1992 relating to PTI Holdings, Inc.'s
                    Subordinated Ten Year Notes due 2002 (including the form of notes)
         4.5(3)     Indenture dated as of December 17, 1992 relating to The Univision Network
                    Holding Limited Partnership's Subordinated Ten Year Notes due 2002
                    (including form of notes)
         4.6(4)     First Supplemental Indenture dated as of October 1, 1993 relating to PTI
                    Holdings, Inc.'s Subordinated Ten Year Notes due 2002
         4.7(4)     First Supplemental Indenture dated as of October 1, 1993 relating to The
                    Univision Network Holding Limited Partnership's Subordinated Ten Year
                    Notes due 2002
         4.8(5)     Second Supplemental Indenture dated as of July 8, 1994 relating to
                    Univision Television Group, Inc.'s 11 3/4% Senior Subordinated Notes due
                    2001
         4.9(5)     Third Supplemental Indenture dated as of August 8, 1994 relating to
                    Univision Television Group, Inc.'s 11 3/4% Senior Subordinated Notes due
                    2001
          5.1*      Opinion of O'Melveny & Myers LLP
         10.1*      Form of Indemnity Agreement between the Company and each of its executive officers and directors
         10.2*      Form of Registration Rights Agreement
         10.3*      1996 Stock Incentive Plan
        10.4(1)     Key Senior Management Deferred Compensation Plan

        EXHIBIT
        NUMBER                               DESCRIPTION OF EXHIBIT
        -------     -------------------------------------------------------------------------
        10.5(6)     Employment Agreement dated as of January 1, 1995, between Univision
                    Television Group, Inc. and George W. Blank
        10.6(6)     Amended Employment Agreement dated as of January 1, 1996, between
                    Univision Television Group, Inc. and George W. Blank
         10.7*      Amended and Restated Program License Agreement dated as of           by
                    and between Venevision and the Company
         10.8*      Amended and Restated Program License Agreement dated as of by and between Televisa and the Company
         10.9*      Participation Agreement dated as of           by and among the Company,
                    Televisa, Venevision and certain of their affiliates
         10.10*     International Program Rights Agreement dated as of           by and among
                    the Company, Venevision and Televisa
         10.11*     Warrants dated as of           issued to Televisa
         10.12*     Warrants dated as of           issued to Venevision
         10.13*     Credit Agreement among Univision Television Group, Inc., the banks and other financial institutions parties thereto (the "Lenders"), The Chase
                    Manhattan Bank, N.A., a national banking association ("Chase"), as a managing agent and Banque Paribas, a French banking corporation
                    ("Paribas"), as a managing agent, and Chase as administrative agent
         10.14*     Security Agreement executed by UTG in favor of the Administrative Agent, for the benefit of the Lenders
         10.15*     Guarantee of the Network in favor of the Administrative Agent for the benefit of the Lenders
         10.16*     Guarantee of PTI in favor of the Administrative Agent for the benefit of the Lenders
         10.17*     Guarantee of UNHP in favor of the Administrative Agent for the benefit of the Lenders
         10.18*     Guarantor Security Agreement executed by the Network in favor of the
                    Administrative Agent for the benefit of the Lenders
         10.19*     Guarantor Security Agreement executed by PTI in favor of the
                    Administrative Agent for the benefit of the Lenders.
         10.20*     Guarantor Security Agreement executed by UNHP in favor of the
                    Administrative Agent for the benefit of the Lenders
         10.21      Employment Agreement dated as of January 1, 1995 between the Network and
                    Ray Rodriguez
         10.22      Amendment to Employment Agreement dated as of January 1, 1996 between the
                    Network and Ray Rodriguez
         10.23*     Warrants dated as of                issued to The Davila Family, LLC
         11         Statement re Computation of Per Share Earnings
         21.1*      Subsidiaries of the Company
         23.1       Consent of Arthur Andersen LLP
         23.3*      Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
         24.1*      Power of Attorney (contained on page II-5)
         27.1       Financial Data Schedule

- ------------------------------

 *  To be filed by amendment

(1) Previously filed as an exhibit to the Registration Statement on Form S-1 of Univision Television Group, Inc. (File No. 33-59534)

(2) Previously filed as an exhibit to the Registration Statement on Form S-1 of PTI Holdings, Inc. (File No. 33-66432)

(3) Previously filed as an exhibit to the Registration Statement on From S-1 of The Univision Network Holding Limited Partnership (File No. 33-66434)

(4) Previously filed as an exhibit to PTI Holdings, Inc.'s Annual Report on Form 10K for the year ended December 31, 1993

(5) Previously filed as an exhibit to Univision Television Group, Inc.'s Annual Report on Form 10K for the year ended December 31, 1994

(6) Previously filed as an exhibit to Univision Television Group, Inc.'s Annual Report on Form 10K for the year ended December 31, 1995

     (B) FINANCIAL STATEMENT SCHEDULES.

     Set forth below is the financial statement schedule included as part of the Registration Statement:

     Schedule II

     All other schedules are omitted because they are not required, are not applicable, or the information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, County of Los Angeles, State of California, on the 19th day of June, 1996.

                                          UNIVISION COMMUNICATIONS INC.

                                          By:   /s/ A. Jerrold Perenchio
                                             ----------------------------------
                                                    A. Jerrold Perenchio
                                                    Chairman, President,
                                                   Chief Executive Officer
                                                 and Chief Operating Officer


                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Univision Communications Inc., do hereby constitute and appoint A. Jerrold Perenchio, Robert V. Cahill and George W. Blank, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                     DATE

          /s/ A. Jerrold  Perenchio                 Chairman of the Board,         June 19, 1996
 ---------------------------------------          President, Chief Executive
            A. Jerrold Perenchio                  Officer and Chief Operating
                                                            Officer

          /s/ George W. Blank                    Executive Vice President and      June 19, 1996
 ---------------------------------------          Chief Financial Officer, in
               George W. Blank                      his capacities as chief
                                                     financial officer and
                                                 principal accounting officer

           /s/ Robert V. Cahill                            Director                June 19, 1996
 ---------------------------------------
               Robert V. Cahill

          /s/ Gustavo Cisneros                             Director                June 19, 1996
 ---------------------------------------
              Gustavo Cisneros

                  SIGNATURE                                  TITLE                     DATE
             /s/ Lawrence Dam                              Director                June 19, 1996
 -----------------------------------------
                Lawrence Dam

              /s/ Alan Horn                                Director                June 19, 1996
 -----------------------------------------
                  Alan Horn

            /s/ John Perenchio                             Director                June 19, 1996
 -----------------------------------------
                John Perenchio

            /s/ Ray Rodriguez                              Director                June 19, 1996
 -----------------------------------------
                Ray Rodriguez

               REPORT OF INDEPENDENT PUBLIC ACCOUNTS ON SCHEDULE

To Perenchio Communications, Inc.:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Perenchio Communications, Inc. and subsidiaries for the years ended December 31, 1995, 1994 and 1993 included in this registration statement and have issued our report thereon dated January 31, 1996 (except with respect to the matters discussed in Note 12, as to which the date is June 17, 1996.) Our audits were made for purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index to the exhibits is the responsibility of the Company's management and is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule for the years ended December 31, 1995, 1994, and 1993 has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 31, 1996
(Except with respect
to the information in
Note 12, as to which
the date is June 17, 1996.)

                PERENCHIO COMMUNICATIONS, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                             ADDITIONS
                                                     -------------------------
                                     BALANCE AT      CHARGED TO     CHARGED TO                     BALANCE
                                     BEGINNING       COSTS AND        OTHER                       AT END OF
           DESCRIPTION               OF PERIOD        EXPENSES       ACCOUNTS      DEDUCTIONS      PERIOD
FOR THE YEAR ENDED DECEMBER 31,
  1993:
Allowance for doubtful accounts...    $ (4,796)       $ (1,733)      $     --       $  1,349(1)   $  (5,180)
Accumulated amortization of
  intangible assets...............    $   (986)       $(29,908)      $     --       $     --      $ (30,894)
Accumulated amortization of
  deferred financing costs........    $   (130)       $ (4,580)      $     --       $     --      $  (4,710)
Allowance for deferred tax
  asset...........................    $ (7,800)       $ (8,700)      $     --       $     --      $ (16,500)
FOR THE YEAR ENDED DECEMBER 31,
  1994:
Allowance for doubtful accounts...    $ (5,180)       $ (2,038)      $     --       $  2,128(1)   $  (5,090)
Accumulated amortization of
  intangible assets...............    $(30,894)       $(27,340)      $     --       $     --      $ (58,234)
Accumulated amortization of
  deferred financing costs........    $ (4,710)       $ (5,419)      $     --       $    336(2)   $  (9,793)
Allowance for deferred tax
  asset...........................    $(16,500)       $(10,100)      $     --       $     --      $ (26,600)
FOR THE YEAR ENDED DECEMBER 31,
  1995:
Allowance for doubtful accounts...    $ (5,090)       $ (2,809)      $     --       $  4,046(1)   $  (3,853)
Accumulated amortization of
  intangible assets...............    $(58,234)       $(28,286)      $     --       $     --      $ (86,520)
Accumulated amortization of
  deferred financing costs........    $ (9,793)       $ (3,925)      $     --       $    121(2)   $ (13,597)
Allowance for deferred tax
  asset...........................    $(26,600)       $(17,700)      $     --       $     --      $ (44,300)

- ------------------------------

(1) Represents write-offs of accounts receivable, net of recoveries.

(2) Represents write-offs of deferred financing costs in connection with the extinguishment of debt.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To The Univision Network Holding Limited Partnership:

     We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of The Univision Network Holding Limited Partnership and subsidiary for the years ended December 31, 1995, 1994 and 1993 included in this registration statement and have issued our report thereon dated February 15, 1996 (except with respect to the matters discussed in Note 10, as to which the date is June 17, 1996). Our audits were made to the purpose of forming an opinion on the basic consolidated statements taken as a whole. The schedule listed in the index to the exhibits of this registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule for the years ended December 31, 1995, 1994 and 1993 has been subject to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 15, 1996
(Except with respect to the
information in Note 10, as to
which the date is June 17, 1996.)

                 UNIVISION NETWORK HOLDING LIMITED PARTNERSHIP
                     (A LIMITED PARTNERSHIP) AND SUBSIDIARY
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                             ADDITIONS
                                                     -------------------------
                                     BALANCE AT      CHARGED TO     CHARGED TO                     BALANCE
                                     BEGINNING       COSTS AND        OTHER                       AT END OF
           DESCRIPTION               OF PERIOD        EXPENSES       ACCOUNTS      DEDUCTIONS      PERIOD
FOR THE YEAR ENDED DECEMBER 31,
  1993:
Allowance for doubtful accounts...    $ (2,100)       $ (1,124)      $    (36)      $    261(1)   $  (2,999)
Accumulated amortization of
  intangible assets...............    $    (26)       $ (5,029)      $     --       $     --      $  (5,055)
FOR THE YEAR ENDED DECEMBER 31,
  1994:
Allowance for doubtful accounts...    $ (2,999)       $   (705)      $     --       $   (160)(1)  $  (3,864)
Accumulated amortization of
  intangible assets...............    $ (5,055)       $ (4,411)      $     --       $     --      $  (9,466)
FOR THE YEAR ENDED DECEMBER 31,
  1995:
Allowance for doubtful accounts...    $ (3,864)       $   (313)      $     --       $    544(1)   $  (3,633)
Accumulated amortization of
  intangible assets...............    $ (9,466)       $ (4,420)      $     --       $  4,626(2)   $  (9,260)

- ------------------------------

(1) Represents write-offs of accounts receivable, net of recoveries.

(2) Represents elimination of fully amortized presold advertising.

                               INDEX TO EXHIBITS

                                                                                 SEQUENTIALLY
  EXHIBIT                                                                          NUMBERED
   NUMBER                               DESCRIPTION                                  PAGE
                                                                                 -------------
   1.1*     Form of Underwriting Agreement......................................
   2.1*     Agreement and Plan of Reorganization................................
   3.1*     Amended and Restated Articles of Incorporation of the Company.......
   3.2*     Amended and Restated Bylaws of the Company..........................
   4.1*     Specimen stock certificate..........................................
   4.2(1)   Indenture dated as of December 15, 1992 relating to Univision
            Television Group Inc.'s 11 3/4% Senior Subordinated Notes due 2001
            (including the form of notes).......................................
   4.3(1)   First Supplemental Indenture dated as of December 17, 1992 relating to Univision Television Group, Inc.'s 11 3/4% Senior Subordinated
            Notes due 2001......................................................
   4.4(2)   Indenture dated as of December 17, 1992 relating to PTI Holdings,
            Inc.'s Subordinated Ten Year Notes due 2002 (including the form of notes)..............................................................
   4.5(3)   Indenture dated as of December 17, 1992 relating to The Univision
            Network Holding Limited Partnership's Subordinated Ten Year Notes
            due 2002 (including form of notes)..................................
   4.6(4)   First Supplemental Indenture dated as of October 1, 1993 relating to
            PTI Holdings, Inc.'s Subordinated Ten Year Notes due 2002...........
   4.7(4)   First Supplemental Indenture dated as of October 1, 1993 relating to
            The Univision Network Holding Limited Partnership's Subordinated Ten
            Year Notes due 2002.................................................
   4.8(5)   Second Supplemental Indenture dated as of July 8, 1994 relating to
            Univision Television Group, Inc.'s 11 3/4% Senior Subordinated Notes
            due 2001............................................................
   4.9(5)   Third Supplemental Indenture dated as of August 8, 1994 relating to
            Univision Television Group, Inc.'s 11 3/4% Senior Subordinated Notes
            due 2001............................................................
   5.1*     Opinion of O'Melveny & Myers LLP....................................
  10.1*     Form of Indemnity Agreement between the Company and each of its executive officers and directors....................................
  10.2*     Form of Registration Rights Agreement...............................
  10.3*     1996 Stock Incentive Plan...........................................
  10.4(1)   Key Senior Management Deferred Compensation Plan....................
  10.5(6)   Employment Agreement dated as of January 1, 1995, between Univision
            Television Group, Inc. and George W. Blank..........................
  10.6(6)   Amended Employment Agreement dated as of January 1, 1996, between
            Univision Television Group, Inc. and George W. Blank................
  10.7*     Amended and Restated Program License Agreement dated as of by and between Venevision and the Company.................
  10.8*     Amended and Restated Program License Agreement dated as of by and between Televisa and the Company.........
  10.9*     Participation Agreement dated as of           by and among the
            Company, Televisa, Venevision and certain of their affiliates.......
  10.10*    International Program Rights Agreement dated as of           by and
            among the Company, Venevision and Televisa..........................
  10.11*    Warrants dated as of           issued to Televisa...................
  10.12*    Warrants dated as of           issued to Venevision.................

                                                                                 SEQUENTIALLY
  EXHIBIT                                                                          NUMBERED
   NUMBER                               DESCRIPTION                                  PAGE
                                                                                 -------------
  10.13*    Credit Agreement among Univision Television Group, Inc., the banks and other financial institutions parties thereto (the "Lenders"),
            The Chase Manhattan Bank, N.A., a national banking association
            ("Chase"), as a managing agent and Banque Paribas, a French banking corporation ("Paribas"), as a managing agent, and Chase as administrative agent................................................
  10.14*    Security Agreement executed by UTG in favor of the Administrative
            Agent, for the benefit of the Lenders...............................
  10.15*    Guarantee of the Network in favor of the Administrative Agent for the benefit of the Lenders..........................................
  10.16*    Guarantee of PTI in favor of the Administrative Agent for the benefit of the Lenders..............................................
  10.17*    Guarantee of UNHP in favor of the Administrative Agent for the benefit of the Lenders..............................................
  10.18*    Guarantor Security Agreement executed by the Network in favor of the
            Administrative Agent for the benefit of the Lenders.................
  10.19*    Guarantor Security Agreement executed by PTI in favor of the
            Administrative Agent for the benefit of the Lenders.................
  10.20*    Guarantor Security Agreement executed by UNHP in favor of the
            Administrative Agent for the benefit of the Lenders.................
  10.21     Employment Agreement dated as of January 1, 1995 between the Network and Ray Rodriguez...................................................
  10.22     Amendment to Employment Agreement dated as of January 1, 1996 between the Network and Ray Rodriguez...............................
  10.23*    Warrants dated as of                issued to The Davila Family,
            LLC.................................................................
  11        Statement re Computation of Per Share Earnings......................
  21.1*     Subsidiaries of the Company.........................................
  23.1      Consent of Arthur Andersen LLP......................................
  23.3*     Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)..........
  24.1*     Power of Attorney (contained on page II-5)..........................
  27.1      Financial Data Schedule.............................................

- ------------------------------

 *  To be filed by amendment

(1) Previously filed as an exhibit to the Registration Statement on Form S-1 of Univision Television Group, Inc. (File No. 33-59534)

(2) Previously filed as an exhibit to the Registration Statement on Form S-1 of PTI Holdings, Inc. (File No. 33-66432)

(3) Previously filed as an exhibit to the Registration Statement on From S-1 of The Univision Network Holding Limited Partnership (File No. 33-66434)

(4) Previously filed as an exhibit to PTI Holdings, Inc.'s Annual Report on Form 10K for the year ended December 31, 1993

(5) Previously filed as an exhibit to Univision Television Group, Inc.'s Annual Report on Form 10K for the year ended December 31, 1994

(6) Previously filed as an exhibit to Univision Television Group, Inc.'s Annual Report on Form 10K for the year ended December 31, 1995